INTEROIL IS COMMITTED TO DEVELOPING AN ENERGY COMPANY IN AUSTRALASIA, FOCUSING ON NICHE MARKET OPPORTUNITIES WHICH PROVIDE FINANCIAL REWARDS FOR INTEROIL SHAREHOLDERS, WHILE BEING ENVIRONMENTALLY RESPONSIBLE, PROVIDING A QUALITY WORKING ENVIRONMENT, AND CONTRIBUTING VALUE TO THE COMMUNITIES IN WHICH INTEROIL OPERATES.

HIGHLIGHTS AND ACHIEVEMENTS
Our four key principles are Vision, Innovation, Value and Delivery. During 2006 we delivered on our principles by achieving the following:
✓	In January 2006, we entered into an agreement with Shell Overseas Holdings Limited (“Shell”) to indirectly purchase all of Shell’s retail and distribution assets in Papua New Guinea. The closing of this transaction was subject to the approval of several governmental authorities in Papua New Guinea, and closed effective October 1, 2006. The Shell asset portfolio is a distribution network that comprises 4 terminals, 3 depots and 28 retail sites.

✓	We commenced drilling the Elk-1 well in February 2006 using our purpose built heliportable rig. The rig, which was acquired in 2005, has allowed us to explore for oil and gas at a time when there have been significant delays worldwide due to the prevailing shortage of suitable drilling equipment. The Elk-1 discovery well was completed on November 23, 2006.

✓	In May 2006, InterOil entered into a Memorandum of Understanding with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea pursuant to which InterOil will assist in the domestic processing of natural gas in Papua New Guinea.

✓	We completed the revamp of our refinery, which began in the second quarter of 2006. The revamp, which was completed in the third quarter of 2006, has resulted in an improvement in production economies at our refinery in Papua New Guinea. In addition, the refinery team has concentrated on optimizing the crude being processed in order to obtain higher yields of distillates, which are higher margin products. The revamp and crude optimization efforts have resulted in an improving EBITDA figures for our midstream segment in the third and fourth quarters of 2006.

✓	In August 2006, the credit limit under the BNP facility entered into in 2004 was increased to $170.0 million. The credit limit is comprised of a $130.0 million facility to provide letters of credit and short term loans to finance the purchase of crude cargoes and bank guarantees to facilitate hedging, and a $40.0 million facility that allows us to discount eligible U.S. dollar receivables and fully cash back loans under the first facility.

✓	In December 2006, we renegotiated the terms of the OPIC secured loan where the half yearly principle payment due in December 2006 and June 2007 of $4.5 million each, have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007, respectively.
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LETTER FROM THE CHAIRMAN
We began the year 2006 with the determination to deliver on our key principles; Vision, Innovation and Value and Delivery of these principles in the form of actual achievements. I am pleased to report that despite some operational challenges, we have adhered to these key principles. Building on these principles, we have made significant progress toward becoming a successful, integrated company namely; a producer of hydrocarbons, a refiner of oil, a partner in a Liquefied Natural Gas (LNG) project and distributor and marketer of products. This progress provides a solid base on which to grow shareholder value.
We were particularly successful in our upstream exploration and production segment, announcing an exciting hydrocarbon discovery at the Elk-1 gas/gas liquids discovery well in Papua New Guinea. In order to further define this structure, we expanded our exploration program by spudding the Elk-2 appraisal well, as a step forward towards establishing its commerciality. The Elk-2 appraisal well was spudded on February 12, 2007.
The Elk structure, on which the Elk-1 discovery well was drilled and where the Elk-2 appraisal well is currently being drilled, may well have the potential to underpin an onshore LNG project in Papua New Guinea. Our exploration achievements have resulted from the investment we have made in the exploration and production segment and in its superb team of highly qualified exploration and production professionals. The exploration and production team continues to contribute towards our exploration success, and their efforts are being further supported by the development of improved logistics and infrastructure in the field.
We were successful in achieving refinery profitability, following the completion of a refinery optimization program in the third quarter of 2006. Profitability was in part driven by equipment revamps within the refinery in response to ever-changing market conditions. We continue to review the manner in which we operate our refinery with a view to undertake further improvements to build increased profitability.
Another major achievement in the year was the financial closure of the transaction to purchase Shell’s Papua New Guinea downstream asset portfolio. The Shell business was a considerably larger operation than our pre-acquisition downstream distribution business, with annualized revenues twice our pre-acquisition sales. Through our acquisitions, we have developed our downstream business segment into the largest distributor of refined products in Papua New Guinea. The integration of the downstream business units, formerly owned by BP and Shell that now operate under the InterOil brand, has enabled us to consolidate our downstream distribution operations into an efficient, growth-oriented and profitable business that will continue to deliver a high level of service to our customers in Papua New Guinea.
In May of 2006, we signed a Memorandum of Understanding with the Independent State of Papua New Guinea for natural gas development projects, including an LNG facility. We also entered a tri-party agreement with Merrill Lynch Commodities (Europe) Limited and Pacific LNG, an affiliate of Clarion Finanz AG for $130.0 million of working capital. This agreement involves the financing and construction of an LNG plant, to be located adjacent to our refinery. We are planning a facility that will produce up to nine million tonnes per annum of LNG and condensates through two trains of LNG capacity. By year-end 2006, significant milestones toward bringing a successful LNG project closer to fruition had been achieved.
Building a Company, Delivering Value
Since our founding in 1997, InterOil has moved from being a small team of entrepreneurs with a vision of building an integrated company, to a company that is successfully developing core businesses in all segments of the fiercely competitive oil industry. This is creating value for our shareholders, and our company is now positioned to take advantage of opportunities to grow and develop our respective business as profitable entities.
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LETTER FROM THE CHAIRMAN
Each year brings new opportunities, and tackling each new opportunity strengthens our foundation for future growth.
InterOil’s directors, management and staff stand out as people who are willing to take on and conquer formidable challenges. This is borne out in the way that we are forging business relationships with world-class organizations. We continue to burnish InterOil’s reputation as a company serious about growing its business. Consistent interest shown by high-quality personnel wanting to work for InterOil provides further testimony to our strengthening profile.
Our exploration acreage now comprises interest in six exploration licenses covering an area of approximately nine million acres. This makes it one of the most extensive exploration portfolios in Papua New Guinea. This portfolio was acquired selectively and in stages, during a period when crude oil prices were below $30 per barrel. We believe that it would now be very difficult, even for a much larger company, to economically build an exploration portfolio of equivalent size and prospectivity in Papua New Guinea or elsewhere. The strength of our position is even more apparent when viewed in light of Papua New Guinea’s attractive fiscal terms that were introduced in late 2002.
The Elk well, although a great discovery, was also technically very challenging. Our team was called upon to manage considerably higher-than-expected gas pressure and gas flow rates not recently experienced in Papua New Guinea. We were able to successfully control the well, making history in Papua New Guinea. Based in part on the strongly positive technical data from the Elk-1, we immediately commenced development plans for the pre-Front End Engineering and Design stage (pre-FEED) for a LNG facility. The pre-FEED study was completed in late 2006, placing InterOil ahead of similar initiatives now being contemplated in the region by some of the world’s leading oil companies.
Looking Forward
We anticipate that 2007 will be one of the most exciting periods in our company’s history. Our exploration activities on the Elk structure have entered the appraisal stage. A commercial discovery has the potential to add significant value to InterOil, as we look to expand our scope into the LNG business.
Further exploration and seismic investigations are planned for 2007, to enhance the potential gas supply for the LNG project and to locate a potential oil supply from which to feed the refinery. We look to develop relationships with potential farm-in partners to accelerate a multiple rig exploration and appraisal program on selective prospects within our extensive acreage holdings.
The refinery will target volume growth over the next six quarters to realize the financial benefit of improved operational effectiveness, utilization rates, and cost controls. In the downstream segment, we look for the integration of the Shell acquisition to be completed by mid-2007, which will drive profitability and create additional value for shareholders.
We are pleased with the development of InterOil’s strategic position and confident of our prospects for delivering superior value for our shareholders.

Phil E Mulacek
Chairman and Chief Executive Officer
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EXPLORATION AND PRODUCTION
We currently have four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres of which approximately 8.2 million net acres are operated by InterOil. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby. We own a 100% working interest in, and our current exploration efforts are focused on, these three licenses. Our indirect participation interest investors have the right to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua. As of December 31, 2006, we also owned a 43.13% working interest in Petroleum Retention Licenses 4 and a 28.576% working interest in Petroleum Retention License 5. All of InterOil’s oil and gas properties are located onshore in Papua New Guinea.
PETROLEUM LICENSE DETAILS
Traditionally, exploration for oil and gas in Papua New Guinea has focused on the western part of the country. The majority of our exploration acreage in located in the Eastern Papuan Basin in Papua New Guinea. Each of our six licenses in Papua New Guinea is described below.
In general, the initial term a petroleum prospecting license is six years. Petroleum prospecting licenses may be renewed for an additional six years. However, 50% of the license area must be surrendered in order to obtain the renewal. Each petroleum prospecting license in Papua New Guinea requires a bond backed by a bank guarantee of approximately $33,000, an annual license fee and annual work and expenditure commitments as set by the Minister for Petroleum and Energy under the license conditions.
Petroleum prospecting licenses are granted for an initial term of six years. The aggregate annual license fee for Petroleum Prospecting Licenses 236, 237 and 238 for 2006 was approximately $60,000. We are required to submit to the government of Papua New Guinea for approval a work program that includes our exploration plans and minimum expenditures every two years. Under our existing work commitments, we have no additional well obligations in any of our operated petroleum prospecting licenses through the end of March 2007. Our minimum biannual expenditure requirements for all of our petroleum prospecting license areas have been met through March 2007. We submitted our proposed work programs for the final two year period of each license to the Department of Petroleum and Energy in January 2007 and are awaiting approval. The work programs, if approved as submitted, total $20 million in minimum expenditures and consist of one well in each license and seismic programs in Petroleum Prospecting Licenses 237 and 238.
Petroleum retention licenses may be granted to licensees of petroleum prospecting licenses in which gas fields or parts of gas fields have been discovered to permit time for the licensee to develop commercialization alternatives for the gas discoveries. Petroleum Retention Licenses 4 and 5 were carved out of Petroleum Prospecting License 157 as a result of the Stanley, Elevala and Ketu gas discoveries. We participated directly in drilling Stanley but Elevala and Ketu were drilled by the licensees from whom we acquired our working interest in Petroleum Prospecting License 157 prior to our entering into the license. The initial period of a petroleum retention license is for five years and an extension of five years may be granted. In connection with an application for, or a renewal of, a petroleum retention license, we are required to submit a one year work program and a work program for the remaining four years that is contingent on the results of the first year’s operations.
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Petroleum Prospecting License 236
We have a 100% working interest in Petroleum Prospecting License 236, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005 that satisfied the well obligation for this license through March 2007. During 2006, we conducted an extensive review of available data in this license in preparation for submission of a work program to further our exploration of the license in 2007. This license covers an area that includes our refinery and it does have limited road access. We believe that the proximity of this license area to Port Moresby would reduce the costs of developing any future oil or gas discoveries.
Petroleum Prospecting License 237
We have a 100% working interest in Petroleum Prospecting License 237, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 28, 2003. We drilled an exploration well in this area in 2005. In 2006, we carried out an airborne gravity/magnetic survey consisting of 2,471 miles over the western and southern parts of this license.
Petroleum Prospecting License 238
We have a 100% working interest in Petroleum Prospecting License 238, subject to elections made by holders of indirect participation interests described below, and are the operator of the license. This license was granted to us on March 7, 2003. We drilled our first three exploration wells in this area. During 2006, we conducted an airborne gravity/magnetic survey consisting of 3,773 miles over the northern part of this license and conducted 79 miles of 2D seismic. Our Elk-1 well, which we commenced drilling in February 2006, will satisfy the well obligation for this license through March 2007.
Petroleum Prospecting License 244
We have a 15% working interest in Petroleum Prospecting License 244. Talisman Oil Ltd. is the operator of this license. This license was granted to us on February 25, 2005. This license is located offshore Papua New Guinea in the Gulf of Papua.
Petroleum Retention License 4
We had a 43.13% working interest in Petroleum Retention License 4 at December 31, 2006. This license was granted to us on September 1, 2000. An application for a five year extension of the term of this license was submitted on August 26, 2005, but we have not yet received an approval of this extension request. This license is located in western Papua New Guinea. This license contains the Stanley-1 gas discovery well. During 2005, Santos Nuigini Exploration Ltd., the prior operator of this license, withdrew from this license and was replaced by Trans-Orient Petroleum (PNG) Limited. Also during 2005, Greenslopes Limited and Carnavon Petroleum Limited announced their intent to sell their interests in Petroleum Retention Licenses 4 and 5. We exercised our preemptive rights in connection with these transfers and the transfers were completed during 2006 which led to an increase in our working interest in Petroleum Retention License 4 from 20% to 43.13%.
Petroleum Retention License 5
We had a 28.576% working interest in Petroleum Retention License 5 at December 31, 2006. Santos Niugini Exploration Pty Limited is the operator of this license. This license was granted to us on February 15, 2000 and was renewed for an additional five year term on February 15, 2005.
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This license is located in western Papua New Guinea and contains the Elevala and Ketu gas discovery wells. As a result of the exercise and subsequent government approval of the preemptive rights discussed above, our working interest in Petroleum Retention License 5 increased from 20% to 28.576% during 2006.
2006 EXPLORATION ACTIVITIES
We are currently engaged in an eight well exploration program covering Petroleum Prospecting Licenses 236, 237 and 238 that was commenced in April 2005. During 2006, we drilled one well under this program and anticipate drilling an additional five wells by the end of 2008. In February 2006, we commenced drilling the Elk-1 well on Petroleum Prospecting License 238. On June 11, 2006, this well encountered high pressure gas at a depth of 5,543 feet and was shut in while well control equipment was mobilized to the site. Well control operations and reconfiguration of the rig were undertaken to enable managed pressure drilling and we resumed drilling the Elk-1 well on September 15, 2006. The well reached a total depth of 6,504 feet on October 7, 2006. A drill stem test was performed and wireline logs were acquired in the interval 5,379 to 6,087 feet. The data obtained from these operations indicate the possibility of a large gas accumulation. The well was completed as a potential producer on November 23, 2006. The Elk-2 well was spudded in the first quarter of 2007 to appraise the Elk-1 discovery.
In 2006, our seismic acquisition program surveyed a total of 79 miles, all in Petroleum Prospecting License 238 using 2D seismic methods at a cost of $5.2 million. The 2006 seismic program complemented 136 miles of seismic that we recorded during the previous three years. As of December 31, 2006, we had acquired over 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 215 miles we have recorded since acquiring these licenses. During the first quarter of 2007, we mobilized a seismic crew to conduct a detailed 2D seismic survey over the Elk discovery and leads on-trend with the Elk discovery that have been identified from seismic data and airborne gravity/ magnetic surveys acquired by InterOil.
In addition to our seismic acquisition program, during 2006, we conducted 2,471 miles of airborne gravity and magnetic surveys in Petroleum Prospecting License 237 and 3,773 miles in Petroleum Prospecting License 238. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology, to identify previously unmapped leads and to optimize the location of our 2D seismic programs.
Oil and Gas Wells
We did not have an interest in any oil wells or producing gas wells as of December 31, 2006. The following table sets out the number and status of non-producing gas wells in which we have a working interest as of December 31, 2006. InterOil does did not have any interests in any non-producing oil/gas wells as at December 31, 2006.
Working Interest in Non Producing Gas Wells

Location	Gross	Net

Papua New Guinea	5	3

Properties with No Attributed Reserves
All of InterOil’s properties are unproved properties, all of which are located in Papua New Guinea. The following table sets out our undeveloped land holdings as of December 31, 2006.
Undeveloped Acres

Location	Gross	Net

Papua New Guinea	8,981,232	8,223,614

Total	8,981,232	8,223,614

Abandonment and Reclamation
Our abandonment and reclamation costs for all of our current licenses are estimated to be $80,000. These costs consist of the costs to rehabilitate two
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drilling locations that still need additional surface rehabilitation and are based on the costs we have incurred rehabilitating similar properties.
Costs Incurred
The following table summarizes the capital expenditure related to our exploration activities for the year ended December 31, 2006.

Expenditure	Amount ($ millions)

Property Acquisition Costs	0.3

Proved Properties	—

Undeveloped Properties	0.3

Exploration Costs	48.2

Development Costs	—

Total Expenditure	48.5

Tax Horizon
Since we have not generated any income from our exploration activities, we have not paid any income taxes with respect to such activities. We do not know when or if we will incur income taxes related to our oil and gas exploration and development activities.
Exploration and Development Activities
The following table sets out the results of our exploration activities during 2006. We did not have any development wells in 2006.
Undeveloped Wells

Type	Gross	Net

Oil	—	—

Gas	1	0.68

Service	—	—

Dry	—	—

Total	1	0.68

Indirect Participation Agreements
In February 2005, we entered into an agreement with institutional accredited investors in which the investors paid us an aggregate of $125 million and we agreed to drill eight exploration wells in Papua New Guinea on Petroleum Prospecting Licenses 236, 237 and 238. When we choose to test or complete any of these wells, the investors have the right to a 25% working interest by paying their share of a budgeted testing amount. If the tested or completed well is a commercial success, the investors, by continuing to pay their 25% share of all future appraisal and development costs, such as seismic, development drilling, production facilities and pipelines, retain their right to a 25% working interest in the resulting field and production. In addition, between June 15, 2006 and 90 days after the drilling of the eighth exploration well, each investor may elect to convert its interest under the agreement into our common shares. An investor’s interest, or any portion thereof, may be converted into a number of common shares equal to the amount paid by the investor for its interest divided by $37.50. If all of the investors converted their entire indirect participation interest into common shares, we would be obligated to issue 3,333,334 common shares.
In May 2006, we entered into an agreement to amend the terms of the original indirect participation interest agreement signed with PNG Drilling Ventures in 2003. Under the amendment, PNG Drilling Ventures Limited (PNGDV) converted their remaining balance into InterOil common shares and also retained a 6.75% interest in the next four wells (the first of which is Elk-1). Like the above indirect participation interest, when we choose to test or complete any of these wells, the investors have the right to a 6.75% working interest by paying their share of the costs. PNGDV also has the right to participate in the 16 wells that follow the initial four wells up to an interest of 5.75%.
The cost of participation in the additional sixteen wells is $112,500 per 1% per well, subject to target depths and expected expenditure.
In addition to the above, PNG Energy Investors (PNGEI), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells nine to 24.
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In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
STRATEGIC PRIORITIES
Following is a table outlining the upstream segments progress towards the strategic priorities of the Company and its goals for 2007.

Strategic Priorities	2006 Progress	2007 Initiatives
Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	✓	Acquired additional interest in PRL 4 and PRL 5 during the year.	✓ ✓ ✓ ✓	Evaluate productive potential of the Stanley gas discovery in PRL 4.

Drill Elevala-2 appraisal well in PRL 5.

Complete evaluation of prospectivity of PPL 244.

Participate in the Papua New Guinea offshore bid round.

Position InterOil for Long-Term Oil and Gas Business Success	✓ ✓ ✓	Natural gas and condensate discovery at Elk location on existing PPL 238.

Conducted seismic and airborne gravity and magnetic surveys on licenses to expand knowledge base of existing leads and prospects and to identify new leads and prospects.

Modified InterOil’s Rig 2 to enable drilling into similar reservoir conditions encountered in Elk-1.	✓ ✓ ✓	Further define the Elk structure and reservoir by drilling the Elk-2 appraisal well and conducting 100 miles of appraisal seismic.

Conduct detailed 2D seismic surveys over the Elk discovery and Big Horn structure on-trend with the Elk discovery.

Drill Antelope-1 new structure south of Elk.

		✓	Prove up sufficient gas reserves to support the construction of a pipeline and liquefaction plant in Papua New Guinea.
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LIQUEFACTION, REFINING AND MARKETING
Our refinery, located across the harbor from Port Moresby, the capital city of Papua New Guinea, is the sole refiner of hydrocarbons in Papua New Guinea. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price. (See “Marketing” for the definition of Import Parity Price). Our refinery’s output is sufficient to meet 100% of the domestic demand for the refined products we produce in Papua New Guinea. Jet fuel, diesel and gasoline are the primary products that we produce for the domestic market. The refining process also results in the production of naphtha and low sulfur waxy residue. To the extent that we do not convert this naphtha to gasoline, we export it to the rapidly growing Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. Low sulfur waxy residue can be sold as fuel and is valued by more complex refineries as cracker feedstock.
Refinery Optimization
We completed an optimization program at our refinery in the second half of 2006, which has resulted in an improvement in the production slate and in particular, an improvement in the quantity of higher value refined products as a percentage of total products produced. The revamp program included the study of methods by which we could reduce our exposure to low margin product sales and improve the efficiency of fuel firing and power generation at the refinery. This program included the acquisition and installation of a new set of three Hyundai generators, each with an output capacity of 1.5 megawatts. The installation was effected on time and within the budget allowed for, in July 2006. These new generators have the distinct advantage that they can use the low sulfur waxy residue produced at our refinery, as a power fuel.
We performed a 30-day complete site turnaround and inspection at our refinery in June and July 2006 to facilitate the conversion of the existing crude distillation furnaces to burn low sulfur waxy residue, as their primary fuel, and to increase their overall fuel efficiency.
During the fourth quarter of 2006, a major operational reorganization took place that has resulted in cost savings and improved efficiencies at our refinery. We expect that these measures will result in the reduction in our refinery’s operating fixed costs by between 10% to 15% per annum.
As discussed below under, (“Crude Supply and Throughput”), we evaluated multiple crude feedstocks to determine which feedstocks will allow us to achieve our target mix of refined products. These crude selection efforts were an integral part of our refinery optimization efforts. While we will continue to evaluate alternative crudes, we identified several crude feedstocks that now allow us to achieve our target production slate. In addition to our crude selection and ongoing optimization program, KBC Advanced Technologies a leading independent consulting and technology group, identified low cost modifications and assisted our staff in proving that we can run the crude unit at 27,500 bpd using low gas crude as feedstock, without major capital investment. This throughput allows us to meet the local demand and to potentially supply refined product to selected export sectors.
Facilities and Major Subcontractors
We have a jetty with two berths for loading and off-loading ships and a road tanker loading system. Our larger berth has deep water access of 56 feet (17 meters) and has been designed to accommodate 12,000 to 110,000 dwt crude and product tankers. Our smaller berth can accommodate ships with a capacity of up to 20,500 dwt. Our tank farm has the ability to store approximately 750,000 barrels of crude feedstocks and approximately 1.1 million barrels of refined products.
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We have a reverse osmosis desalination unit that produces all of the water used by our refinery, power generation facilities that meet all of our electricity needs, and other site infrastructure and support facilities, including a laboratory, a waste water treatment plant, staff accommodations and a fire station.
Petrofac Facilities Management Limited, a facilities management company, was responsible for the day-to-day operation and maintenance of our refinery until October 31, 2006 when we assumed operation of the refinery and terminated the Petrofac contract. Our management of the refinery allows us to better control the costs and performance of the facilities.
Our refinery’s on-site laboratory is staffed and operated by an independent company, SGS Australia Pty Ltd. (“SGS”), which is an ISO 9000 accredited company. The laboratory received Australian National Association of Testing Authorities (“NATA”) accreditation in 2006. All crude imports and finished products are tested and certified on-site to contractual specifications. SGS also provides independent certification of quantities loaded and discharged at the refinery.
Crude Supply and Throughput
In December 2001, we entered into an agreement with BP Singapore Pte Limited whereby (“BP”) is the exclusive supplier of crude feedstocks to our refinery. This agreement runs through to June 2009. BP is the largest marketer of crude oil in the Asia Pacific region. This contract provides a reliable source of supply and provides access to the majority of the regional crudes suitable for our refinery. Our supply agreement with BP provides BP with financial incentives to secure the most economically attractive crude feedstocks for our refinery. Our contract with BP limits our ability to purchase directly from producers or from other traders and marketers in the region. BP has potential conflicts of interest since it acts as a marketer for producers, procurer for BP refineries in the region and as procurer on our behalf.
During 2006, five different crude feedstocks, compared to eight in 2005, were processed as part of our crude optimization program initiated to improve our refining margins. We will continue to review alternative light sweet crudes that may provide improved margins for our refinery’s product slate. As a means of maximizing distillate yields, we also processed combinations of blended crude and pure (100% of a single crude) cargoes. During 2006, our refinery processed nine crude cargoes versus the eleven in 2005. In 2006, the refinery processed solely imported crude, due to the cargo economics and yield structure of the crudes. . The average daily crude throughput at our refinery for 2006 was approximately 19,784 barrels per day.
Marketing
Papua New Guinea is our principal market for the products our refinery produces, other than naphtha and low sulfur waxy residue. Under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from our refinery, or any refinery which is later constructed in Papua New Guinea, at an import parity price. In general, the import parity price is the price that would be paid in Papua New Guinea for a refined product that is being imported. For each refined product produced and sold locally in Papua New Guinea, the import parity price is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes. The import parity pricing mechanism was implemented in September 2004 by the Papua New Guinea Independent Consumer and Competition Commission for purchases of refined products from our refinery.
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The major export product from our refinery is naphtha, which is sold to Shell International Eastern Trading Company on a term basis pursuant to a contract that expires in September 2008. During 2006, there were four export cargoes of naphtha averaging approximately 30,000 metric tons each. The production of naphtha at the refinery is variable and depends on the composition of the crude feedstock used, the relative economics for gasoline and naphtha, and our ability to convert naphtha to gasoline. We did not export any gasoline nor middle distillates in 2006 due to the tightened product quality specifications in the Australian market. However, we are pursuing export opportunities in other regional market places.
Our products meet the specification in the nearby Pacific Island markets that we are currently targeting. Our refinery is fully certified to manufacture and market Jet A-1 fuel to international specifications and markets Jet A-1 product to both domestic Papua New Guinea and overseas airlines.
Due to the percentage of crudes we processed with lower LPG content, and until the conversion of the main process furnaces and commissioning of the Hyundai Generators, which burn low sulfur waxy residue, we were a net importer of LPG. With the installation of the low sulfur waxy residue firing, improved facilities for recovering LPG from the reformer off-gas and increased percentages of sweet crudes containing LPG, we are looking to provide LPG to the local market in 2007 via an agreement with a third party.
Competition
Due to their favorable properties, light sweet crudes from the Southeast Asian and Northwestern Australian region are highly sought after by refiners. Therefore, there is significant competition to secure cargoes of these crude types. We rely on our relationship with our crude supplier, BP Singapore Pte Limited, to secure all of our crude feedstock needs at acceptable prices and in sufficient quantities.
Due to the limited supply of light sweet crudes and the resources of most of our competitors, we are not always able to secure the specific crudes we desire for our refinery and are required to obtain alternate crudes that are available. To date, our relationship with BP has generally allowed us to obtain suitable crudes at competitive pricing.
We own the only refinery in Papua New Guinea. As a result, we are currently the only beneficiary of the import parity pricing structure and the ensuing requirement for domestic refined product needs to be procured from domestic refineries as described under “Marketing”. We do not envision there being any new entrants into the refining business within Papua New Guinea under the current market conditions. Excess jet fuel, diesel, gasoline, naphtha and low sulfur waxy residue that are exported are sold subject to prevailing commodity market conditions. Our geographical position and limited storage capacity limits our ability to compete with the regional refining center in Singapore to secure sales of large parcel sizes. However, these same factors may also provide competitive advantages if we expand our exports of refined products to the small and fragmented South Pacific markets.
Trading and Risk Management
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forwarding advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.
INTEROIL ANNUAL REPORT 2006     12

MIDSTREAM
Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin.
The derivative instrument, which we generally use, is the over-the-counter swap. The swaps transactions are concluded between the counterparties in the derivatives swaps market. It is common place among major refiners and trading companies in the Asia Pacific market to use the derivative swaps as a tool to hedge their price exposures and margins. Due to the wide usage of the derivative tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for our hedging and risk management activities. The derivative swaps instrument covers commodities or products such as jet, kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, InterOil actively engages in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market, and we then use other derivative instruments such as Brent futures on the IPE Exchange to hedge our crude costs.
We will continue with our hedging and risk management program in 2007, and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
LIQUEFACTION
During 2006, InterOil, along with two other partners, have proposed a project proposal for the construction of a natural gas liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of LNG and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location as well as other potential suppliers of gas, and LNG storage and handling. The LNG facility will also interface with our existing refining facilities.
13      INTEROIL ANNUAL REPORT 2006

MIDSTREAM
STRATEGIC PRIORITIES
Following is a table outlining the
midstream segments progress towards the
strategic priorities of the Company and its
goals for 2007.

Strategic Priorities	2006 Progress	2007 Goals
Capitalize and Expand on the Existing Business Assets	✓ Completed refinery optimization project to improve product slate, improve reliability and reduce fuel costs.	✓ Evaluate feasibility of improvements, modifications and additional equipment to improve flexibility and profitability of the refinery.

	✓ Completed InterOil Power Fuel project at Moitaka Power Station. The downstream business won a tender to provide IPF to Moitaka supplied out of the refinery.	✓ Continue to seek out potential markets for InterOil Power Fuel. ✓ Seek profitable distillate export opportunities to increase contribution to fixed costs.

	✓ Continued with crude optimization initiatives.	✓ Cost reduction program targeting 10% reduction.

Target Acquisitions and Growth Opportunities in Papua New Guinea	✓ Commenced consultation with key stakeholders to discuss ways to stimulate local demand from the refinery.	✓ Achieve growth in local demand for products from the refinery. ✓ Sign shareholder agreement and project agreement relating to the proposed LNG plant.

	✓ Progressed discussions for LNG opportunity in Papua New Guinea with government and other potential.	✓ Complete basis of design and commence front end engineering.

Position InterOil for Long-Term Oil and Gas Business Success	✓ Improved refinery profitability to almost a breakeven position in second half of 2006.	✓ Maintain the positive momentum achieved in third and fourth quarter 2006 and achieve a profitable outcome for 2007.
INTEROIL ANNUAL REPORT 2006      14

DOWNSTREAM
WHOLESALE AND RETAIL DISTRIBUTION
Following the closing of the transaction to acquire Shell’s Papua New Guinea distribution assets in October 2006, we have the largest wholesale and retail petroleum product retail distribution base in Papua New Guinea. This business includes bulk storage, transportation distribution, and the wholesaling and retailing of refined petroleum products. We believe that the Shell acquisition has provided us with the level of business that exceeds the critical mass required to provide financial returns. Our downstream business supplies petroleum products nationally through a portfolio of retail service stations and commercial customers. As of December 31, 2006, we supplied approximately 67% of Papua New Guinea’s refined petroleum product needs. The head office for our wholesale and retail distribution business is currently located in Lae, the industrial center of Papua New Guinea.
Supply of Products
Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment. We import the commercial and industrial lubricants, which constitute a small percentage of our sales. We also import fuel oil that we sell to a domestic power plant. Sales of imported fuel oil constituted approximately 6% of the volume of refined products that we sold in 2006 and involve low margins.
All of the companies engaged in the distribution of petroleum products in Papua New Guinea utilize two shared tankers to supply petroleum products from our refinery to their terminals and depots. All of our terminals and depots, with the exception of three inland depots, are supplied petroleum products from these shared tankers.
We do not own these tankers; but rather, they are engaged on a full time charter basis. We are responsible for the scheduling of all the deliveries made by these tankers to the petroleum industry participants in Papua New Guinea. The inland depots are supplied by road tankers, which are owned and operated by third party independent transport operators.
We utilize our terminal and depot network to distribute refined petroleum products to retail service stations and commercial customers. We supply retail service stations and commercial customers with petroleum products using trucks or, in the case of some commercial customers, coastal ships. We do not own any of these shipping or trucking distribution assets and incur and pass on the cost of transportation charges for these services.
Retail Distribution
As of December 31, 2006, we provided petroleum products to 60 retail service stations that now operate under the InterOil brand name. Of the 60 service stations that we supply, 21 are either owned by or leased to us with a sublease to company approved operators. The remaining 39 service stations are independently owned and operated. We supply products to each of these service stations pursuant to distribution supply agreements. Under the cover of an equipment loan agreement, we also provide fuel pumps and related infrastructure to the operators of the majority of these retail service stations that are not owned or leased by us.
Wholesale Distribution
In addition to our retail distribution network, we also supply petroleum products as a wholesaler to commercial clients. We own and operate six large terminals and eleven depots that we use to supply product throughout Papua New Guinea. We enter into commercial supply agreements with mining, agricultural, fishing, logging and similar commercial clients whereby we supply their petroleum product needs.
15      INTEROIL ANNUAL REPORT 2006

DOWNSTREAM
Pursuant to many of these agreements, we supply and maintain company-owned above-ground storage tanks and pumps that are used by these customers. More than two-thirds of the volume of petroleum products that we sold during 2006 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower mark-up margin.
Competition
Our main competitor in the wholesale and retail distribution business in Papua New Guinea is ExxonMobil. We also compete with smaller local distributors of petroleum products. We believe that we will be able to obtain refined products for our distribution business at competitive prices. We also believe that our commitment to growing our distribution business in Papua New Guinea at a time when major-integrated oil and gas companies have indicated a desire to exit the Papua New Guinea market provides us with a competitive advantage. However, major-integrated oil and gas companies such as ExxonMobil have greater resources than we do and could expand much more rapidly in this market than we can, if they chose to do so.
Customers
We sell approximately 20% of our refined petroleum products to Ok Tedi Mining Limited pursuant to wholesale distribution contracts. We do not anticipate that the loss of other wholesale distribution contracts would have a material impact on this business segment. However, due to the amount of petroleum products provided to Ok Tedi Mining Limited, the loss of this customer, at least in the short term, would adversely affect the profitability of our retail and wholesale distribution business segment.
INTEROIL ANNUAL REPORT 2006     16

DOWNSTREAM
STRATEGIC PRIORITIES
Following is a table outlining the downstream segments progress towards the strategic priorities of the Company and its goals for 2007.

Strategic Priorities	2006 Progress	2007 Goals
Capitalize and Expand on the Existing Business Assets	✓ Secured a contract to provide IPF to Papua New Guinea’s Moitaka Power Station.	✓ Further integrate Shell distribution assets into the existing InterOil business to capitalize on cost efficiencies and operational synergies.

	✓ Completed the construction of a 2 million liter diesel storage tank at our terminal in the province of East Sepik, to augment storage availability at that location.	✓ Continue to seek out potential markets for InterOil Power Fuel. ✓ To carry out full retail network plan and rationalize or expand the retail network as a result.

Target Acquisitions and Growth Opportunities in Papua New Guinea	✓ Finalized the terms of acquisition for Shell Papua New Guinea’s distribution network. The Shell Papua New Guinea business was transferred to InterOil on October 1.	✓ Pursue acquisition opportunities in the aviation distribution business. ✓ Pursue other potential downstream growth opportunities.

	✓ Examined other potential downstream growth opportunities.	✓ To target new mining ventures currently in the start up phase in Papua New Guinea.

✓ To complete a 5-year strategic plan to identify future growth within the surrounding region.
17     INTEROIL ANNUAL REPORT 2006

COMMUNITY RELATIONS,
SAFETY AND THE ENVIRONMENT
Our Human Resources, Compensation, Environmental, Health and Safety Committees undertake with the Board of Directors and management, all necessary procedures, policies and industry and country best practices that are designed to protect InterOil’s employees, contractors, members of the public, and the environment. We regularly assess our operations in consultation with our stakeholders in order to help identify opportunities to improve on our best practices. We believe that through these efforts we have contributed towards the creation of a safer environment for our employees, stakeholders and the citizens of Papua New Guinea.
Environment
Our operations in Papua New Guinea are subject to a comprehensive range of environmental laws and regulations and a variety of local and international conventions. The Papua New Guinea environmental law regime provides for laws concerning:
✓	Emissions of substances into, and pollution and contamination of, the atmosphere, waters and land;

✓	Production, use, handling, storage, transportation and disposal of waste, hazardous substances and dangerous goods;

✓	Conservation of natural resources;

✓	The protection of threatened and endangered flora and fauna; and

✓	The health and safety of people.
Specifically, this environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with our operations in the oil and gas industry.
With respect to our exploration and production business segment, these environmental laws require that our sites be operated, maintained, abandoned and reclaimed to standards set out in the relevant legislation. The significant Papua New Guinea laws applicable to our operations include the Environment Act 2000; the Oil & Gas Act 1998; the Dumping of Wastes at Sea Act (Ch. 369); the Conservation Areas Act (Ch.362); and the International Trade (Flora and Fauna) Act (Ch.391).
The Environment Act 2000 is the single most significant legislation affecting our operations. This act regulates the environmental impact of development activities in order to promote sustainable development of the environment and the economic, social and physical well-being of people. The Environment Act 2000 imposes a duty to take all reasonable and practicable measures to prevent or minimize environmental harm. A breach of this act can result in significant fines or penalties. Under the Compensation (Prohibition of Foreign Legal Proceedings) Act 1995, no legal proceedings for compensation claims arising from petroleum projects in Papua New Guinea may be taken up or pursued in any foreign court.
Compliance with Papua New Guinea’s environmental legislation can require significant expenditures. The environmental legislation regime is complex and subject to different interpretations. Although no assurances can be made, we believe that, absent the occurrence of an extraordinary event, compliance with existing Papua New Guinea laws regulating the release of materials into the environment or otherwise relating to the protection of the environment will not have a material effect upon our capital expenditures, earnings or competitive position with respect to our existing assets and operations. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time.
Our goal is to implement and maintain positive environmental practices and high standards of safety and social responsibility in all our operations. We actively review and improve our programs with the support of our staff, the Papua New Guinea government and local communities.
INTEROIL ANNUAL REPORT 2006     18

COMMUNITY RELATIONS,
SAFETY AND THE ENVIRONMENT
Community Relations
The objectives of the Community Relations and Land Management Program encompass;
✓	Managing the expectations and demands of benefit streams perceived as a result of the establishment of the refinery;

✓	Managing expectations of community assistance programs to community institutions, and;

✓	To manage land acquisition related compensation claims, demands and payments.
Although our refinery is located on state owned land we have developed a long-term community development assistance program that includes local communities from the three main villages in the vicinity. In compliance with Papua New Guinea law, our development philosophy is based on “bottom-up planning” thus ensuring that all planning and development takes the local community into account.
In our exploration areas we have a team of land and industrial relations officers who operate in the field. This team undertakes initial “land-owner” identification and assists with the recruitment of local village personnel. Other duties include the establishment of communication channels with the community and their leaders to ensure minimum social disruption and the smooth running of exploration activities. The officers also have the responsibility of paying compensation to land-owners with respect to our activities. Other activities include the provision of health and medical services to our employees, contractors and the local communities in the areas in which our exploration activities are conducted. This has led to improved health and living standards.
The recording of verbal histories, clan boundaries and genealogies has been integrated with our extensive geological mapping, seismic and drilling activities and provides a valuable resource for future use. Preliminary social mapping and landowner identification studies of the customary land owners in our license areas is carried out on a consultative basis with the relevant stakeholders prior to conducting geological and exploration activities. The social mapping and landowner identification studies are undertaken in order to understand the social structure, how society functions and its relationship to the land, as well as identifying the actual owners and occupiers of the customary land on which all of our exploration activities are conducted.
We also work closely with the national and provincial governments, landowners and the community in order to ensure all our activities have a minimum environmental impact on the flora and fauna and to understand the quality of life of the people that inhabit the areas in which we work.
We are committed to:
✓	Comply with all applicable laws, regulations and standards and where laws do not exist adopt and apply standards that reflect the company’s commitment to socially and environmentally responsible behaviors;

✓	Maintain close liaison with the Department of Petroleum and Energy and all relevant Government departments to ensure that InterOil complies with all government legislation and regulations relevant to its activities in Papua New Guinea;

✓	Providing a safe and healthy working environment for all employees and contractors, and establishing emergency response procedures that allow personnel to respond promptly and effectively;

✓	Establishing community development assistance programs to enhance and improve the standard of health and education;

✓	Pursuing socially responsible community relations initiatives that reflect the community’s needs, enhance our reputation and recognize the importance of the culture, heritage and traditional rights of the communities in which we operate;
19      INTEROIL ANNUAL REPORT 2006

COMMUNITY RELATIONS,
SAFETY AND THE ENVIRONMENT
✓	Understanding the traditional and contemporary culture, beliefs and social dynamics of locals in all project areas with particular reference to land matters, in order to better manage socio-economic changes in oil and gas exploration and in our refinery operations in Papua New Guinea;

✓	Ensuring community affairs issues are a major focus in the planning, management and delivery of our activities, while ensuring that our health, safety and environment operating procedures are adhered to in every task performed;

✓	Communicating with employees, contractors, partners, government and the local project impacted communities in a transparent, open and proactive manner;

✓	Providing cultural awareness information and training to our employees and contractors at all levels;

✓	Ensuring compliance with all applicable industrial relations legislation and procedures in all employment arrangements with our contractors and sub-contractors; and

✓	Providing business development advice and support to appropriate, representative and sustainable community owned enterprises where they have the capability to provide cost effective and competent services.
INTEROIL ANNUAL REPORT 2006     20

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following Management’s Discussion and Analysis (MD&A) should be read in conjunction with: the audited Consolidated Financial Statements and Notes for the year ended December 31, 2006 and the 2006 Annual Information Form. The MD&A was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
OVERVIEW
InterOil is developing a vertically integrated world class energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	✓	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	✓	Refining, Marketing & Liquefaction – Markets the refined products it produces in Papua New Guinea both domestically and for export. Since early 2006, our business plan and operating strategy has evolved to include as a business objective, the development of an onshore liquefied natural gas processing facility in Papua New Guinea.

Down-stream	✓	Wholesale and Retail Distribution – Distributes refined products in Papua New Guinea on a wholesale and retail basis.

Corporate	✓	Corporate – Engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis. Our corporate segment results also include consolidation adjustments.
NON-GAAP MEASURES
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
21     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
LEGAL NOTICE – RISK FACTORS AND FORWARD - LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, future capital and other expenditures. By its very nature, such forward-looking information requires InterOil to make assumptions that may not materialize or that may not be accurate.
Each forward-looking statement reflects our current view of future events and is subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to; the exploration and production, the refining and the distribution businesses are competitive; our refinery has not operated at full capacity for an extended period of time and our profitability may be materially affected if it is not able to do so; if we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected; if our refining margins do not meet our expectations and our refinery operations are not profitable; we may be required to write down the value of our refinery; our refinery financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery; our refining operations expose us to risks, some of which are not insured; our hedging activities may incur losses; we may not be successful in our exploration for oil and gas; if we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea; our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value; new legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material affect on the company’s operations; weather and unforeseen operating hazards may impact our operating activities; our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing; our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price; Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares; compliance with and changes in environmental laws could adversely affect our performance; you may be unable to enforce your legal rights against us; changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities; and the risks described under the heading “Risk Factors” in our Annual Information Form.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.
INTEROIL ANNUAL REPORT 2006     22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2006.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
BUSINESS ENVIRONMENT
InterOil is a vertically integrated energy company with business segments through the whole hydrocarbon supply chain. InterOil is therefore exposed to the usual hydrocarbon production, refining and marketing business environment and regulatory regime of the hydrocarbon industry. Following is a summary of the hydrocarbon business environment to which InterOil is exposed.
Competitive Environment and Regulated Pricing
InterOil is the sole refiner of hydrocarbons in Papua New Guinea and under our 30 year agreement with the Government of Papua New Guinea, the government has undertaken to ensure that all domestic distributors purchase their refined petroleum product needs from the refinery, or any refinery which is constructed in Papua New Guinea, at an Import Parity Price (IPP). For each of the refined products produced and sold locally in Papua New Guinea, the monthly IPP is calculated by adding the costs that would typically be incurred to import such products to the average monthly posted price in Singapore as reported by Platts. The import parity price is regulated by the Papua New Guinea Independent Consumer and Competition Commission (ICCC).
InterOil is a significant participant in the distribution business in Papua New Guinea. Its major competitors have included Mobil and Shell; however, InterOil has completed the purchase of Shell Papua New Guinea’s distribution assets on October 1. The ICCC sets the maximum margins that may be charged by the wholesale and retail distribution industry in Papua New Guinea. Our downstream business may charge less than the maximum margin set by the ICCC in order to maintain its competitiveness with other participants in the market.
23     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Interest Rates
The LIBOR USD overnight rate is the benchmark floating rate used in our midstream working capital facility and therefore accounts for a significant amount of the interest rate exposure.
The LIBOR USD overnight rate has steadily increased from around 2.3% to around 5.3% between 2005 and 2006.
Rate increases add additional cost to financing our crude cargoes. In 2007, indications are that interest rates will be more likely to fall.
Skill and Resource Scarcity
Similar to our competitors, we are facing a shortage of skilled labor to work in our business. Our success depends in large part on the continued services of our executive officers, our senior managers and other key technical personnel. Competition for qualified personnel can be intense, and there are a limited number of people with the requisite knowledge and experience.
Crude Prices
Crude prices have continued to be volatile throughout the year. The price of Tapis crude oil, as quoted by the Asian Petroleum Price Index (APPI), is a benchmark for setting crude prices within the region where we operate and is used by us when we purchase crude feedstock for our refinery. The price of Tapis during 2006 averaged $68.15 per barrel compared to $56.85 per barrel during 2005. The pricing formula used to determine the domestic sales price of our refined products does not allow us to fully recover the increased costs of working capital that result from increases in the cost of crude feedstocks. The Tapis monthly average for January 2007 was at 19 month low at $53.69 per barrel but has since recovered and is trading above $60 per barrel. We expect Tapis, and crude in general, to continue to trade at similar prices as experienced over the last two years. However, unforeseeable global events can affect this expectation. In January 2007, we commenced providing TAPIS crude price assessments to the Asian Petroleum Price Index.
INTEROIL ANNUAL REPORT 2006     24

MANAGEMENT’S DISCUSSION AND ANALYSIS
Refining Margin
The benchmark price for refined products in the region we operate is the average spot price quotations for refined products from Singapore as reported by Platts. This benchmark, the Mean of Platts Singapore, is commonly referred to as the MOPS price for the relevant refined product.
The distillation process our refinery uses to convert crude feedstocks into refined products is commonly referred to as hydroskimming. While the Singapore Tapis hydroskimming margin is a useful indicator of the general margin available for hydroskimming refineries in the region in which we operate, it should be noted that the differences in our approach to crude selection, transportation costs and IPP pricing work to assist our refinery in outperforming the Singapore Tapis hydroskimming margin. Therefore, our refinery realizes additional margins due to its niche location when compared to the benchmark for the region.
Singapore Tapis hydroskimming margins increased during the first six months of 2006 then gave up this increase during the third quarter 2006 before improving slightly during fourth quarter.
Volatility has increased during the past 18 months and we believe that hydroskimming margins will continue to remain volatile given oil pricing uncertainty.
Exchange Rates
Changes in the Papua New Guinea Kina (PGK) to United States dollar (USD) exchange rate can affect our midstream results as there is a small timing difference between the foreign exchange rates utilized when setting the monthly PGK IPP price and the foreign exchange rate used to convert subsequent receipt of PGK proceeds to USD to repay our crude cargo borrowings. The PGK strengthened against the USD during 2006 (from 0.323 to 0.330). During 2007 we expect the PGK to remain relatively stable against the USD.
25     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Domestic Demand
Refinery sales trends indicate that domestic demand for middle distillates has grown by 14% during 2006 versus 2005.
The refinery on average sold 11,900 bbls/day to the domestic market during the second half of 2006 as compared to 10,400 bbls/day in the second half of 2005.
The majority of the demand increase was driven by the growing investment in the resource sector of Papua New Guinea. We expect this trend to continue into 2007 as current world demand for commodities results in increased foreign investment in Papua New Guinea.
Impact of Key Factors on Earnings
The following table shows the estimated after-tax effects that changes in certain factors would have on InterOil’s 2006 net earnings from continuing operations had these changes occurred. Amounts are in USD unless otherwise specified.

	Change	Annual Net Earnings
Factor(1)(2)	(+)	Impact
		(thousands	($/
		of dollars)	share)(3)
Change in domestic demand	1%	383	0.01
Change in hydro- skimming margin	$1.00/bbl	6,655	0.22
Change in IPP pricing margin for retail and distribution business	0.01 PGK/ litre	1,815	0.06
Change in LIBOR rate	1%	730	0.03

(1)	The impact of a change in one factor may be compounded or offset by changes in other factors. This table does not consider the impact of any inter-relationship among the factors.

(2)	The impact of these factors is illustrative and based off of sales and borrowings made during the 2006 year.

(3)	Per share amounts are based on the number of shares outstanding at December 31, 2006.
INTEROIL ANNUAL REPORT 2006     26

MANAGEMENT’S DISCUSSION AND ANALYSIS
RISK MANAGEMENT
Risk Factors
InterOil’s financial results are influenced by the business environment in which we operate. These risk factors can be found under the heading “Risk Factors” in our 2006 Annual Information Form available at www.sedar.com.
InterOil’s Risk Profile
InterOil’s risk exposures are mitigated and managed by management’s strategy for handling risks within the business. These risks have been categorized into four broad categories: business risks; operational risks; market risks and regulatory risks. Management believes that each risk requires a unique response and while some risks are managed through internal controls and business processes, others are managed through insurance and hedging. The following describes InterOil’s approach to managing major risks.
Business Risks
Our success depends in large part on the continued services of our executive officers, our senior managers and other key personnel. The loss of these people could have a material adverse impact on our results of operations. It is very important that we attract and retain highly skilled personnel, including technical personnel, to operate our refinery, accommodate our exploration plans, and manage the strategic direction of the business. Our human resources team manages our exposure in this area by engaging in active recruitment and retention programs.
Unrelated entities manage the operation of assets in which InterOil has an interest, such as upstream operations in our Petroleum Retention License 4 (43.1% interest) and Petroleum Retention License 5 (28.6% interest) leases. Inappropriate third-party operation of these assets could adversely affect InterOil’s financial performance; however, InterOil takes steps to partially mitigate this exposure by playing an active role on joint venture committees.
InterOil makes, and will continue to make, substantial capital expenditures for exploration, development, acquisition and production of oil and gas reserves, refinery expansions and improvements, acquisitions of distribution assets, and for further capital acquisitions and expenses. We will need additional financing to complete our business plans. The Board of Directors and executive management team proactively manage this exposure by continually reviewing business models, business plans and financing plans to meet the company’s strategic direction.
Operational Risks
We cannot assure our shareholders that our exploration activities will result in the discovery of any reserves; however, we take active steps to maximize the possibility of success by hiring highly qualified management and technical personnel and by engaging in activities such as seismic acquisition programs to enhance the possibility of success of our prospective drilling activities.
Exploring for, refining, transporting and marketing hydrocarbons involves operational hazards. These hazards include well blowouts, fires, explosions, and migration of harmful substances. Any of these operational incidents could cause personal injury, environmental contamination or damage and destruction of the Company’s assets. These incidents could also interrupt operations. InterOil manages operational risks primarily through its environmental, health and safety policies and committees as well as ensuring that we have suitably trained and qualified personnel in each of our operations.
The Company also purchases insurance to transfer the financial impact of some operational risks to third-party insurers. InterOil regularly evaluates its exposures related to operational risk and then adjusts the nature of its coverage, including deductibles and limits. Although InterOil maintains insurance in line with customary industry practices, the Company cannot and does not fully insure against all risks. Losses resulting from operational incidents that are not
27     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
covered by insurance could have a material adverse impact on the Company.
Our midstream operations are dependent on the company’s ability to obtain suitable crude feedstock. Our project agreement requires the government of Papua New Guinea to take action to ensure that domestic crude oil producers sell us their domestic crude production for use in our refinery should we elect to utilize it. We are also able to obtain crude from outside of Papua New Guinea. During our crude optimization efforts, the refinery identified that lighter crudes that result in increased distillate yields, which are produced outside of Papua New Guinea, are the preferred source of crude for our refinery. In order to help mitigate the risk that we will be unable to enter into commercial arrangements for crude, either domestically or internationally, we have entered into an exclusive crude supply agreement with BP Singapore. Under this agreement which expires on June 14, 2009, BP Singapore acts as our agent in the procurement of crude.
Market Risks
Our midstream operations are highly dependent on the difference between the sale price we receive for refined products that we produce and the cost of the crude feedstocks used to produce those refined products. This difference is commonly referred to as refining margin. We use various derivative instruments and risk management techniques to minimize our exposure to market fluctuations in refining margins and also to the inventory holding price risk. Inventory holding price risk refers to changes in prices that occur between the time that we purchase feedstocks and the price of finished product at the time that we subsequently sell refined products. This holding period varies according to the sales cycle of each refined product.
The Company, due to its extensive borrowing requirement, will be adversely impacted by increases to interest rates. To balance this risk we have adopted a strategy of maintaining a mix of both fixed and floating interest rates on our debt portfolio.
Due to its operations being in Papua New Guinea, our Company is exposed to foreign exchange risk as revenues and expenditures or capital expenditure and investment proceeds could be in differing currencies from each other. Our primary foreign exchange risk is between the USD and the PGK. Our exploration business which incurs expenditure in PGK whilst holding its available funds in USD partially offsets the risk in the midstream operations, which incurs costs in USD whilst deriving the majority of its revenue in PGK. This exposure is further managed by a program of obtaining forward dated foreign exchange transactions.
Regulatory Risks
InterOil’s operations are based in Papua New Guinea and as a result involve risks typically associated with investments in developing countries, such as uncertain political, economic, legal and tax environments; expropriation and nationalization of assets; war; renegotiation or nullification of existing contracts; taxation policies; foreign exchange restrictions; international monetary fluctuations; currency controls; and foreign governmental regulations that favor or require the awarding of service contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, InterOil’s operations are regulated by and could be intervened upon by, the Papua New Guinea government. InterOil endeavors to mitigate the impact of its operational location and the related government regulations by maintaining co-operative relationships with its regulators and the government of Papua New Guinea. InterOil’s business development team aims to have regular, constructive communication with regulators and the government so issues can be resolved in a mutually acceptable fashion.
InterOil’s operations are subject to extensive laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and the characteristics
INTEROIL ANNUAL REPORT 2006     28

MANAGEMENT’S DISCUSSION AND ANALYSIS
and composition of gasoline, jet and diesel fuels. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, the monetary cost of environmental compliance could increase in the future. InterOil manages its environmental risks primarily through its environmental, health and safety policies and committees as well as an extensive third party testing program at the refinery.
InterOil must comply with many changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission (SEC) regulations and new and changing provisions of Canadian securities laws. The Company would face a wide variety of impacts should it fail to meet the requirements of new legislation. To manage this exposure, InterOil tasks its in-house legal, internal audit, and accounting teams with monitoring changes in legislation, regulation and accounting standards. Where necessary, InterOil also uses external professional advisors. InterOil has an internal audit function which test its controls and procedures to ensure compliance with Sarbanes-Oxley.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy.
Q: What is InterOil’s business strategy?
A: To develop a vertically integrated energy company in Papua New Guinea
29     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF STRATEGIC PRIORITIES
Following is a table outlining the Company’s progress towards the strategic priorities of the Company and its goals for 2007. Refer to the Annual Information Form for a summary of strategic priorities by segment.

Strategic Priorities	2006 Progress	2007 Initiatives

Capitalize on and Expand on the Existing Business Assets	✓ ✓	Completed refinery optimization project, which included the installation of new generators and modifications of the furnaces and boilers to improve reliability and reduce fuel costs.

Secured a contract to provide InterOil Power Fuel to Papua New Guinea’s Moitaka Power Station.	✓ ✓	Evaluate feasibility of improvements, modifications and additional equipment to improve flexibility and profitability of the refinery.

Continue to seek out potential markets for InterOil Power Fuel and distillate export opportunities to increase contribution to fixed costs.

		✓	Cost reduction program targeting 10% reduction.

Target Acquisitions and Growth Opportunities in Papua New Guinea and the Surrounding Area	✓ ✓ ✓	Finalized the terms of acquisition for Shell Papua New Guinea’s distribution network. The Shell Papua New Guinea business was transferred to InterOil on October 1.

Examined other potential downstream growth opportunities.

Progressed discussions for liquefied natural gas opportunity in Papua New Guinea with government and other potential partners.	✓ ✓ ✓ ✓	Pursue opportunities to purchase a business or assets in the business of distributing fuel to the aviation sector.

Pursue other potential downstream growth opportunities.

Sign a shareholder agreement relating to the LNG opportunity in Papua New Guinea and begin taking steps to advance project.

Finalize FEED decision and development plans for LNG project.

Position InterOil for Long-Term Oil and Gas Business Success	✓ ✓	Made potential gas and condensate discovery at Elk location on existing Petroleum Prospecting License 238.

Conducted seismic and airborne gravity and magnetic surveys on licenses to expand knowledge base of existing prospects and to identify new prospects.	✓ ✓	Obtain further information about the Elk structure by drilling the Elk-2 appraisal well and conducting 100 miles of appraisal seismic.

Conduct detailed 2D seismic surveys over the Elk discovery and lead on-trend with the Elk discovery that have been identified from seismic data and airborne gravity/magnetic surveys acquired by the company to date.
INTEROIL ANNUAL REPORT 2006     30

MANAGEMENT’S DISCUSSION AND ANALYSIS
FINANCIAL RESULTS
Summary of Consolidated Annual Financial Results

Consolidated – Operating results	Years ended December 31,
($ thousands, unless otherwise indicated)	2006(1)	2005	2004(2)
Sales and operating revenues	511,088	481,181	70,644
Interest revenue	3,224	1,831	382
Other non-allocated revenue	3,748	528	196

Total revenue	518,060	483,540	71,222

Cost of sales and operating expenses	(499,495)	(467,247)	(65,344)
Office and administration and other expenses	(24,430)	(23,296)	(14,701)
Exploration costs	(1,658)	—	(2,903)
Exploration impairment	(417)	(2,144)	(35,567)
Accretion expense	(3,741)	(5,647)	—

Earnings before interest, taxes, depreciation and amortization (unaudited)	(11,681)	(14,794)	(47,293)

Depreciation and amortization	(12,353)	(11,037)	(639)
Interest expense	(17,273)	(10,987)	(3,203)
Loss from ordinary activities before income taxes	(41,307)	(36,818)	(51,135)
Income tax expense	(2,343)	(2,832)	(1,875)
Non-controlling interest	264	368	70

Total net loss(3)	(43,386)	(39,282)	(52,940)

Net loss per share (dollars)	(1.47)	(1.36)	(2.09)

Net loss per diluted share (dollars)	(1.47)	(1.36)	(2.09)

Total assets	488,165	429,557	385,842

Non current liabilities	223,095	112,273	87,472

Cash flows used in operations	(3,246)	(22,713)	(79,767)

Cash dividends declared per share	—	—	—

(1)	Our wholesale and retail distribution business segment acquired the business of Shell PNG Limited on October 1, 2006 and information in this table includes the results of the Shell business from this date.

(2)	Our refinery began commercial operations on January 1, 2005. During 2004 we were still constructing and commissioning our refinery and the costs associated with the construction and commissioning of our refinery were capitalized rather than expensed. As a result of our refinery not having any commercial operations in 2004, our 2004 to 2005 and 2006 results are not comparable. In addition, our wholesale and retail distribution business segment was acquired on April 28, 2004 and only operated for eight months during 2004. As a result of our downstream results not having a full year operations in 2004, our 2004 to 2005 and 2006 results are not comparable.
We did not have any discontinued operations or extraordinary items during the periods covered by this table.
31     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
ANNUAL CONSOLIDATED FINANCIAL RESULT ANALYSIS
EBITDA improved by $3.1 million over 2005 whilst total net loss increased by $4.1 million due to higher depreciation and interest expense. The EBITDA improvement is primarily due to increased interest revenues, increased upstream revenues from the rental of our rig, helicopters and camp sites to third parties and a decrease in the accretion expense recognized on the indirect participation interest liability, which has declined as 2006 seismic and drilling costs were offset against it. A more detailed explanation of our consolidated 2006 results is contained below. A detailed analysis of each segments earning is contained under the heading “Year in Review”.

Consolidated results analysis for year ended December 31, 2006 compared to year ended December 31, 2005.
Net Loss Comparison Based on Key Differences (millions of USD, after-tax)
InterOil’s net loss increased from $39.3 million ($1.36/share) in 2005 to $43.4 million ($1.47/share) in 2006. However, InterOil’s EBITDA improved from a loss of $14.8 million ($0.53/share) to a loss of $11.7 million ($0.39/ share). Much of the increased loss in 2006 relates to higher depreciation and interest costs.

(1)	The movement in the midstream gross margin is calculated as the total midstream revenues from operations less cost of goods sold and operating expenses. Gross margin does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.

(2)	Other mainly includes movements in office and administration expenses.
INTEROIL ANNUAL REPORT 2006      32

MANAGEMENT’S DISCUSSION AND ANALYSIS
While a complete discussion of each of the segment’s result can be found under the section “Year in Review,” the following points highlight some of the key movements that have resulted in a $4.1 million increase in our net loss between 2006 and 2005.
✓	The refinery operations experienced a gross margin improvement of $0.5 million between 2005 and 2006. Although the gross margin suffered in the first half of 2006 due to shut down days, the positive impact of the revamp and optimization efforts have resulted in a net improvement for the year.

✓	In addition, the midstream operations experienced a $4.6 million exchange gain in 2006 as compared to a $1.4 million exchange loss in 2005 which partially resulted from the strengthening of the PGK against the USD. During the year we negotiated improved rates on our PGK to USD transactions.

✓	The refinery experienced higher interest expense in 2006 as a result of market increases in the cost of crude feedstock being financed, increases in the LIBOR indicator rates and increases to the volume of inventory on hand during the optimization shutdown.

✓	During 2006 we started our midstream liquefaction segment and up to the end of 2006 we had incurred $0.7 million of costs relating to the preliminary stages of a liquefied natural gas plant project.

✓	Our downstream business had a $0.7 million increase in depreciation expense, primarily due to the acquisition of Shell Papua New Guinea on October 1, 2006.

✓	Our upstream operations experienced lower accretion expense as a result of a decrease in the related indirect participation interest liability. The indirect participation interest liability is decreased as the obligation to complete the drilling program is being met.

✓	During the year, we recognized a $0.8 million loss on the impairment of one of our two barges. One of these barges was sold during the year.

✓	Our interest expense for the year has increased as a result of the $130 million secured loan financing.

✓	We incurred a $1.4 million expense relating to the amendment of the PNG Drilling Ventures indirect participation interest agreement.
33      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
SUMMARY OF CONSOLIDATED QUARTERLY FINANCIAL RESULTS
Quarterly Consolidated Financial Results
Consolidated results for each quarter, 2006 compared to each quarter 2005 by business segment.

Quarters ended
($ thousands unless stated	2006(2),(3)				2005 (adjusted)(1),(2)
otherwise) (unaudited)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Sales and operating revenues	171,734	111,372	124,671	110,283	125,216	129,465	125,275	103,584

Upstream	(337)	1,290	2,946	1,350	854	404	37	—
Midstream – Refining and Marketing	147,538	94,687	106,825	103,105	108,625	115,273	114,717	98,051
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	91,990	39,527	37,995	27,808	39,044	32,449	29,993	23,715
Corporate & Consolidated	(67,457)	(24,132)	(23,095)	(21,980)	(23,307)	(18,661)	(19,472)	(18,182)

Earnings before interest, taxes, depreciation and amortization	6,541	1,140	(10,257)	(9,105)	(5,566)	3,486	(6,856)	(5,858)

Upstream	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)	(1,603)
Midstream – Refining and Marketing	9,144	1,674	(8,188)	(5,230)	(6,333)	6,070	(6,796)	(3,405)
Midstream – Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	1,143	1,954	3,559	(326)	3,963	2,522	2,550	584
Corporate & Consolidated	(2,299)	(853)	(3,366)	(1,322)	(834)	(3,451)	5	(1,434)

Net income (loss) per segment(4)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)	(12,852)	(11,353)

Upstream	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)	(1,608)
Midstream – Refining and Marketing	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)	(8,469)
Midstream – Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	(427)	1,278	2,426	(282)	2,802	1,460	1,789	382
Corporate & Consolidated	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)	(1,658)

Net income (loss) per share(4) (dollars)
Per Share – Basic	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)	(0.45)	(0.40)

Per Share – Diluted	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)	(0.45)	(0.40)

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.

(2)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to confirm with the
INTEROIL ANNUAL REPORT 2006      34

     MANAGEMENT’S DISCUSSION AND ANALYSIS

corporate segment. Amounts associated with these line items are now included in each operating segments result.

(3)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream-Refining and Marketing segment as the liquefaction business has become an increasingly important component of our business.

(4)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Quarterly results have been affected by movements in refining gross margins (as described in the Business Environment section), the impact of fluctuating production levels at the refinery resulting from maintenance and other shutdowns, the level of exploration activity not funded by our indirect participation interest agreement, changes in our borrowings, the acquisition of additional assets in our downstream business, and changes in volumes sold by our downstream business.
Quarterly Consolidated Financial Results Analysis
Consolidated results analysis for three Months to December 2006 versus three Months to December 2005.
EBITDA improved by $12.1 million from a loss of $5.6 million (loss of $0.19/share) to a profit of $6.5 million ($0.22/share).
InterOil’s net loss improved from a loss of $12.2 million ($0.42/share) in the fourth quarter of 2005 to $3.7 million ($0.12/share) in the fourth quarter of 2006.
Net Income/(Loss) Comparison Based on Key Differences (millions of USD, after-tax)

(1)	The movement in the midstream gross margin is calculated as the total midstream revenues from operations less cost of goods sold and operating expenses. Gross margin does not have a standardized meaning prescribed by Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.

(2)	Other mainly includes movements in office and administration expenses.
35      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Our fourth quarter 2006 net loss has improved by $8.5 million over our fourth quarter 2005 loss. The primary reasons for the change between the 2005 and 2006 quarters are as follows:
✓	The refinery operations experienced a gross margin improvement of $12.9 million between the 2005 quarter and the 2006 quarter. This is the result of the positive impact of the revamp and optimization efforts which has resulted in a more profitable product mix in 2006 and lower associated fuel costs for the refinery. In addition, the fourth quarter of 2006 benefited from changes that we negotiated in our low sulphur waxy residue and naphtha sales contracts.

✓	In addition, the midstream operations experienced a $0.4 million exchange gain in 2006 as compared to a $1.2 million exchange loss in 2005 which partially resulted from the strengthening of the PGK against the USD. During the year we negotiated improved rates on our PGK and USD transactions.

✓	The office and administration and other costs for the fourth quarter of 2006 have decreased by approximately $1.1 million. This is largely the result of a gain on derivative instruments that were not subject to hedge accounting.

✓	During 2006 we started our midstream liquefaction segment and during the fourth quarter of 2006 we incurred $0.4 million of costs relating to the preliminary stages of a liquefied natural gas plant project.

✓	Our downstream business had a $3.2 million decrease in its net income for the quarter over the prior year. This primarily related to product pricing. The IPP dropped from 1.56 PGK (USD $0.50) in September to 1.49 PGK (USD $0.48) at the beginning of January 2007. As the IPP declined each month, any inventory holdings purchased in preceding periods were sold at lower IPP prices, resulting in lower margins. The effect of this was compounded by our acquisition of Shell. Although we gained additional sales volume in the quarter, our gross margin declined.

Sales volumes for our downstream business increased from 655 kilolitres per day in the fourth quarter of 2005 to 1,472 kilolitres per day in the fourth quarter of 2006.

✓	Our upstream operations experienced lower accretion expense as a result of a decrease in the related indirect participation interest liability. The indirect participation interest liability is decreased as the obligation to complete the drilling program is being met.

✓	In 2005 we recognized $1.4 million in exploration expenses, primarily relating to the costs of testing the Black Bass and Triceratops wells. In 2006, there were no similar exploration costs that were recognized. The majority of our fourth quarter 2006 expenditures were allocated against the indirect participation interest agreement.

✓	Depreciation associated with our midstream and upstream segment increased as a result of a full quarter of depreciation being recognized on our rig and exploration warehouse and also as the result of depreciation being recognized on the capitalized revamp costs.
Our interest expense for the quarter has increased by $2.7 million as a result of the $130.0 million secured loan financing. We entered the facility in May 2006.
For further analysis of the first through third quarter results, refer to InterOil’s quarterly MD&A available on the Company’s website at www.interoil.com or on www.sedar.com. An analysis of our fourth quarter 2006 results is contained on pages 13 to 15 under the heading “Results for quarter ended December 31, 2006”.
INTEROIL ANNUAL REPORT 2006      36

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR IN REVIEW
The following section provides a review of 2006 for each of our business segments. It includes a business summary, an operational review of the year, a review of financial results, and an analysis of each stream’s contribution to InterOil’s corporate strategy.
Upstream Year In Review
Upstream Business Summary
Our upstream business currently has four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres, of which amount, approximately 8.2 million nett acres are operated by InterOil. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby and are 100% owned and operated by the Company. Our current exploration efforts are focused on these three licenses. Our indirect participation interest investors have the right to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua, a 43.1% working interest in Petroleum Retention License 4 and a 28.6% working interest in Petroleum Retention License 5.
Q:	How much property in Papua New Guinea does the InterOil upstream business encompass?

A:	InterOil has four exploration licenses and two retention licenses covering approximately 9 million acres.
Upstream Operating Review

Key Upstream Metrics	2006	2005

Wells drilled	1	2
Total wells drilled in eight well indirect participation interest program	3	2
Total feet drilled	6,087
2D seismic miles acquired	79	100
Airborne gravity and magnetic survey miles acquired	6,244	3,800
Total spent on seismic acquisition ($ millions)	6.8	11.0
Total spent on drilling ($ millions)	37.9	22.9

During the year we continued the eight well drilling program covering Petroleum Prospecting Licenses 236, 237 and 238 which we commenced in April 2005. In 2006, the Company drilled the third well in this program, Elk-1 on Petroleum Prospecting Licenses 238. This well, which was spudded in February 2006, encountered high pressure gas at a depth of 5,543 feet on June 11, 2006 and was shut-in while well control equipment was mobilized to the site. Well control operations and modifications to the rig were undertaken to enable managed pressure drilling and we resumed drilling Elk-1 on September 15, 2006. The well reached a total depth of 6,087 feet. A drill-stem test was performed and wireline logs were acquired in the interval 5,379 to 6,087 feet. The data obtained from these operations indicate the possibility of a significant natural gas and condensate accumulation. The Elk-2 well was spudded on February 9, 2007 to appraise the Elk-1 discovery and to explore for an oil zone in this structure.
During 2006, we acquired a total of 79 miles of 2D seismic over Petroleum Prospecting License 238 at a cost of $5.2 million. The 2006 seismic program complemented the 136 miles of seismic program that we acquired during the previous three years.
37      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
As of year end, we had access to 1,000 miles of 2D seismic data covering Petroleum Prospecting Licenses 236, 237 and 238, including the 215 miles we have recorded since acquiring these licenses. During the first quarter of 2007 we mobilized a seismic crew to conduct a detailed 2D seismic survey over the Elk discovery and leads on-trend with the Elk discovery that have been identified from seismic data and airborne gravity and magnetic surveys acquired by InterOil.
Upstream Financial Results
In addition to the seismic program, we also conducted 2,471 miles of airborne gravity and magnetic surveys in 237 and 3,773 miles in Petroleum Prospecting License 238. Airborne gravity and magnetic methods have enabled us to better identify the quality of leads derived from surface geology, to identify previously unmapped leads and to optimize the location of our 2D seismic programs.

	Years ended December 31,
Upstream – Operating results ($ thousands)	2006	2005(1)	2004(1)

External sales	—	—	—
Inter-segment revenue	—	—	—
Other non-allocated revenue	5,249	1,295	113

Total segment revenue	5,249	1,295	113

Cost of sales and operating expenses	—	—	—
Office and administration and other expenses	(5,553)	(1,738)	(1,648)
Exploration costs	(1,658)	—	(2,903)
Exploration impairment	(417)	(2,145)	(35,567)
Impairment expense on barge sale	(757)	—	—
Accretion expense	(3,741)	(5,647)	—

Earnings before interest, taxes, depreciation and amortization (unaudited)	(6,877)	(8,235)	(40,005)

Depreciation and amortization	(806)	(314)	(13)
Interest expense	(5)	—	(5)

Loss from ordinary activities before income taxes	(7,688)	(8,549)	(40,023)

Income tax expense	—	—	—

Total net loss	(7,688)	(8,549)	(40,023)

(1)	Our 2005 and 2004 segment results have been represented to confirm with the presentation adopted in 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
INTEROIL ANNUAL REPORT 2006      38

MANAGEMENT’S DISCUSSION AND ANALYSIS
Upstream Financial Results Analysis
During 2006, the upstream business had a net loss of $7.7 million as compared to a loss of $8.5 million in 2005.
The key variances in the year ended 2006 as compared to the year ended 2005 are explained as follows:
✓	An increase in other revenues of $3.9 million in 2006 primarily related to the rental of our company-owned rig being charged against our indirect participation interest at current market day rents. Because we expense the costs of owning and maintaining this rig, the amounts charged to the indirect participation interest liability are recognized as revenue by our upstream business segment. The increase is also contributed by intercompany interest revenue of $1.4 million received by Upstream from Corporate on account of the use of IPI funds. The revenue also relates to the one-time rental of camp facilities and providing logistics support to another exploration company.

✓	An increase of $2.7 million, included in office and administration and other expenses, related to the costs of owning and maintaining the rig.

✓	An increase of $1.7 million in exploration expenses relating to the seismic program undertaken in 2006. In 2005, all seismic costs were allocated against our indirect participation interest liability rather than being expensed. In 2006, in accordance with the accounting treatment adopted for the indirect participation interest liability, a portion of our exploration costs were allocated against the liability, but the remaining component was recognized as an expense item.

✓	A decrease of $1.7 million in exploration impairment is the result of the testing costs relating to the Black Bass and Triceratops wells being expensed in 2005 whereas in 2006 the majority of the expense relates to the acquisition of additional interests in our PRL 4 and PRL 5 licenses.

✓	An increase of $0.8 million for the impairment expense on a barge sale. The Company sold one of its two barges to a third party during the year.

✓	Accretion expense decreased by $1.9 million in 2006 as a result of a decrease in the indirect participation interest liability. During 2006, the indirect participation liability has decreased as the obligation to complete the drilling program is being met.

✓	An increase in depreciation expense of $0.5 million in 2006 as a result of a full year of depreciation being recognized on the rig, offices and warehouse which were purchased part way through 2005.
OUTLOOK FOR 2007
2007 planned activity
✓	Drill appraisal well, Elk-2, and exploration well Antelope-1

✓	Conduct 100 miles of appraisal seismic over the Elk structure

✓	Drill one well in PRL 5

✓	Re-enter and test the Stanley gas discovery in PRL 4
Key factors that will affect our 2007 progress
✓	Results from Elk-2 and Antelope-1

✓	Ability to attract and retain staff in a competitive oil and gas industry

✓	Conclusion of an exploration funding agreement with an industry major

✓	Proving sufficient gas reserves to guarantee the liquefaction project
39      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
MIDSTREAM REFINING AND MARKETING YEAR IN REVIEW
Midstream Refining and Marketing Business Summary
The midstream operations predominately relate to our refinery situated in Port Moresby, the capital city of Papua New Guinea. Our refinery comprises of a 32,500b/d crude distillation unit (CDU) and a 3,500b/d catalytic reforming unit (CRU) which were commissioned during the second half of 2004 and began commercial operations in 2005. InterOil is the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of the domestic demand in Papua New Guinea. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the CDU also results in the production of naphtha and low sulfur waxy residue and sometimes limited volumes of LPG’s are produced depending on the crude feedstock. To the extent that we do not convert naphtha to gasoline within the CRU, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. To the extent that we do not consume the low sulfur waxy residue as part of the refinery’s fuel requirement or sell it within Papua New Guinea as fuel for electricity generation — a profitable new niche market we have recently created — the low sulfur waxy residue is exported as it is valued by more complex refineries as cracker feedstock or may be utilized as fuel in large power stations.
Q:	How much of the domestic demand in Papua New Guinea does the refinery supply?

A:	The refinery’s output is sufficient to meet 100% of the domestic demand in Papua New Guinea.
Midstream Refining and Marketing Operating Review

Key Refining and
Marketing Metrics	2006	2005

Net income/(loss) ($ millions)	$(24.0)	$(30.9)
EBITDA ($ millions)	$(2.6)	$(10.5)
Throughput (barrels per day)(1)	19,784	23,117
Cost of production per barrel(2)	$3.46	$3.09
Working capital financing cost per barrel of production(2)	$1.16	$0.96
Distillates as percentage of production	65%	55%

(1)	Throughput per day has been calculated excluding shut down days.

(2)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.
INTEROIL ANNUAL REPORT 2006      40

MANAGEMENT’S DISCUSSION AND ANALYSIS
The refining and marketing stream has been improved by reducing its net loss and increasing its EBITDA by $7.9 million from 2005 to 2006. The improvements in the results are explained in detail in the optimization efforts section below as well as in the summary of financial results.
In 2006 our total throughput for the year was 19,784 bbls per day versus 23,117 bbls per day in 2005. The decrease in throughput from 2005 to 2006 is the result of improved distillate yields. In addition, during 2005 the refinery was run at higher throughputs in the early part of the year in order to complete commissioning requirements.
The decrease in throughput has resulted in higher costs of production per barrel. Although total operating costs were down approximately $0.8 million, total notional throughput was also down by approximately 1 million barrels over the course of the year. The refinery is undertaking a cost reduction program in 2007 with the goal of reducing operating costs by approximately 10%.
Our working capital financing costs have increased, primarily due to the substantial increase in the LIBOR rate which has increased from approximately 2.3% to approximately 5.3% between 2005 and 2006.
During 2006, the refinery’s objective was to satisfy the domestic Papua New Guinea demand for diesel, jet, kerosene and gasoline while minimizing production of naphtha and low sulphur waxy residue. The refinery was able to achieve this objective through optimization efforts which have resulted in an increased distillate output as a percentage of total production. Naphtha and low sulphur waxy residue are exported at a lower margin than the distillates which are sold in Papua New Guinea.
Optimization Efforts
Our midstream business operations were focused on optimization projects to improve profitability throughout 2006. Most of the optimization occurred in June and July when we shutdown the refinery to install new generators and to modify the furnaces and boilers to also run on low sulfur waxy residue. These works improved the product slate, improved reliability and reduced fuel costs.
41      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
The shutdown had minor short-term cost impacts whilst facilitating major long-term profitability improvements. Despite the cost impacts resulting from the shutdown of the refinery, the refinery’s performance in the second half of 2006 was significantly improved from that of the first half of 2006.
Distillates, such as jet fuel and diesel, produced for the domestic market contribute a higher gross margin than naphtha and low sulphur waxy residue. As a result, increasing the yield of distillates produced has resulted in a higher gross margin for the business.
In addition to reducing the yield of naphtha and low sulphur waxy residue, the revamp works have resulted in a reduced fuel requirement. This reduces the cost of production and therefore contributes to an improvement in gross margin.
Q:	How do the “revamp” works and crude optimization efforts undertaken in 2006 improve profitability?

A:	These initiatives have resulted in increased yields of higher value products and lower fuel consumption at the refinery.
INTEROIL ANNUAL REPORT 2006      42

MANAGEMENT’S DISCUSSION AND ANALYSIS
The completion of optimization activities and various other cost saving initiatives undertaken by the company, have contributed to a significant improvement in the results of the second half of 2006 as compared to the first half of 2006 which are explained below.
Gross margin improved $16.5 million between the first and second half of 2006 due to the combination of competing factors:
Controllable
+ Improved yield structure post shutdown
+ Decreased fuel consumption post shutdown
+ Decreased fuel cost post shutdown
+ Improved premiums negotiated on export products
Non controllable
+ Improved margins on domestic sales of distillates
– Decreased margins versus benchmark
    prices on export sales
– Decreasing price environment in second
    half versus increasing price
    environment in first half
– Decreasing benchmark refining margin
    (Singapore Tapis Hydroskimming)
✓	Foreign exchange gains in the second half of 2006 were $4.5 million compared to $0.1 million for the first half of 2006. During the year we negotiated improved rates on our PGK to USD transactions.

✓	The effect of non-hedge accounted derivatives on earnings increased by $2.7 million from the first half to the second half of 2006. During the second half of the year we introduced a new derivative instrument into our risk management program. This instrument, coupled with the technique by which we utilize it, was deemed not to be subject to hedge accounting and as a result all movements on these derivative contracts are recognized in the statement of operations below the gross margin level.
43      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Realized and unrealized gains from this new risk management instrument are largely responsible for the $2.7 million movement between the two periods.
✓	Borrowing costs increased by $0.7 million in the second half of 2006 due to the combination of increased LIBOR rates on our working capital facility and increased working capital borrowing requirements as a result of the refinery holding excess inventory through the shutdown period. These two factors were partially offset by decreased LC fees and the increased utilization of the cash backing component of our working capital facility. The cash backing allows us to reduce the cost of our net borrowings.

✓	General and administrative expenses decreased by $0.8 million between first and second half of 2006 as a result of various cost saving initiatives undertaken by the refinery management team and a decrease in legal costs as a result of the settlement of our dispute with Clough Niugini Limited at the end of the first half of 2006.

✓	Depreciation increased by $0.3 million as a direct result of the capital revamp works undertaken during the year.
OUTLOOK FOR 2007
2006 improvements set to show full year benefit in 2007
✓	Contract premium improvements to export products

✓	Improvement to negotiated foreign exchange rates on PGK and USD transactions

✓	Improvement to working capital interest rates

✓	Improved product yields

✓	Decreased fuel costs
2007 Initiatives:
✓	Conduct negotiations to reduce working capital costs

✓	Implement strategies to further improve foreign exchange rates

✓	Reduce direct operating costs

✓	Eliminate unplanned downtime

✓	Expand niche market for InterOil Power Fuel

✓	Reduce length of working capital cycle

✓	Seek out and exploit operational and tax planning synergies in conjunction with the newly expanded downstream business
INTEROIL ANNUAL REPORT 2006      44

MANAGEMENT’S DISCUSSION AND ANALYSIS
Midstream Refining and Marketing Annual Financial Results

Midstream
Refining and Marketing – Operating results	Years ended December 31,
($ thousands)	2006	2005(2)	2004(1),(2)

External sales	315,211	356,327	26,310
Inter-segment revenue	136,584	80,094	—
Interest and other revenue	360	245	(55)

Total segment revenue	452,155	436,666	26,255

Cost of sales and operating expenses	(451,374)	(436,491)	(27,686)
Office and administration and other expenses	(10,577)	(9,747)	(3,189)
Gain on derivative contracts	2,560	542	34
Foreign exchange gain/(loss)	4,636	(1,434)	22

Earnings before interest, taxes, depreciation and amortization (unaudited)	(2,600)	(10,464)	(4,563)

Depreciation and amortization	(10,729)	(10,598)	(312)
Interest expense	(10,881)	(10,162)	(844)

Loss from ordinary activities before income taxes	(24,210)	(31,224)	(5,719)

Income tax expense	—	—	—
Non controlling interest	259	362	69

Total net loss	(23,951)	(30,862)	(5,650)

(1)	Our refinery began commercial operations on January 1, 2005. During 2004 we were still constructing and commissioning our refinery and the costs associated with the construction and commissioning of our refinery were capitalized rather than expensed. As a result of our refinery not having any commercial operations in 2004, our 2004 to 2005 and 2006 results are not comparable.

(2)	Our 2005 and 2004 segment results have been represented to confirm with the presentation adopted in 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Midstream Refining and Marketing Annual Financial Results Analysis
During the year ended 2006, the midstream business had a net loss of $24.0 million as compared to a loss of $30.9 million in 2005. The key variances in the year ended 2006 as compared to the year ended 2005 are explained as follows:
✓	An increase to gross margin of $0.5 million for the year was primarily the result of the revamp improvements made in the second half of 2006 and price risk management activities over the year.

✓	Higher office and administration and other expenses of $0.8 million was due to a number of factors including increased repairs and maintenance, corporate allocations, travel costs, and management salaries and contractor costs.

✓	An increase to the gain on derivative contracts of $2.0 million due to increased price risk management activity that is deemed not to be subject to hedge accounting.

✓	An increase in foreign exchange gain/(loss) of $6.1 million was due to the strengthening of the PGK against USD and negotiating improved rates on our PGK to USD transactions during 2006.
45      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
✓	Higher depreciation expense of $0.1 million was due to the addition of depreciable assets from the refinery revamp program.
✓	An increase in interest expense of $0.7 million was due to increasing LIBOR rates and increased borrowing requirements due to higher oil prices partially offset by a decrease in line of credit (LC) fees.
MIDSTREAM LIQUEFACTION YEAR IN REVIEW
Q:	What type of liquefaction facility does InterOil currently envisage?
A:	A facility that will produce 9 million tons per annum of liquefied natural gas
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May, InterOil signed a Memorandum of Understanding with the Independent State of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-party agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG. The tri-party agreement relates to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location as well as sourced suppliers of gas, and LPG storage and handling. The LNG facility will also interface with our existing refining facilities.
As at year end 2006, significant progress was made on the key components necessary to bring to fruition a successful LNG project. During 2007 the company anticipates entering into a shareholder agreement relating to the project and further development stage activities relating to the construction and financing of the plant.
Midstream Liquefaction Annual Financial Results

Midstream
Liquefaction
– Operating results	Years ended December 31,
($ thousands)	2006	2005(1)	2004(1)

External sales	—	—	—

Inter-segment revenue	—	—	—

Total segment revenue	—	—	—

Cost of sales and operating expenses	—	—	—

Office and administration and other expenses	(694)	—	—

Earnings before interest, taxes, depreciation and amortization (unaudited)	(694)	—	—

Depreciation and amortization	—	—	—

Interest expense	—	—	—

Loss from ordinary activities before income taxes	(694)	—	—

Income tax expense	—	—	—

Total net loss	(694)	—	—

(1)	Our liquefaction segment was formed in 2006 and as a result there is no comparative information for 2005 and 2004. The liquefaction segment is in its early stage of development.
Midstream Liquefaction Annual Financial Results Analysis
All costs relating to the liquefaction segment are currently being expensed. These costs include expenses relating to employees, office premises, and consultants.
INTEROIL ANNUAL REPORT 2006      46

MANAGEMENT’S DISCUSSION AND ANALYSIS
DOWNSTREAM YEAR IN REVIEW
Downstream Business Summary
Our wholesale and retail distribution business is the largest and most comprehensive asset distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which, at the end of 2006, supplies approximately 67% of Papua New Guinea’s refined petroleum product needs. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment with the exception of lubricants, fuel oil and avgas.
Q:	How prominent is InterOil’s wholesale and retail distribution business in Papua New Guinea.
A:	The InterOil name is associated with 49 service stations, 11 depots and 6 terminals. InterOil supplies 67% of Papua New Guinea’s refined petroleum product needs.
As of 2006, we provided petroleum products to 49 retail service stations that now operate under the InterOil brand name. Of the 49 service stations that we supply, 21 are owned by us or head leased, with a sublease to company approved operators. The remaining 28 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements. In addition to our retail distribution network, we supply petroleum products as a wholesaler to commercial clients and also operate 14 aviation locations throughout Papua New Guinea. We own and operate 6 larger terminals and 11 depots that we use to supply product throughout Papua New Guinea. More than two-thirds of the volume of petroleum products that we sold during 2006 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.
Downstream Operating Review

Key Downstream Metrics	2006	2005
Net income ($ millions)	$3.0	$6.4
EBITDA ($ millions)	$6.3	$9.6
Market share (1)	67%	29%
Sales volumes (millions of liters) (2)	291.8	210.4
Cost of distribution per liter ($ per liter) (3)	$0.06	$0.05

(1)	Market share has been calculated based on domestic purchases of product from the refinery during the final quarter of each year.

(2)	Sales volumes reflect the actual sales volumes achieved for the year and therefore only include the effect of the Shell acquisition from October 1, 2006.

(3)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
In January 2006, InterOil entered into an agreement with Shell Overseas Holdings Limited to purchase all of Shell’s retail and distribution assets in Papua New Guinea and all aviation facilities except Shell’s interest in the aviation facility in Port Moresby. The closing of this transaction was subject to the approval of several governmental authorities in Papua New Guinea. On October 1, 2006 the transfer of ownership occurred, adding 4 terminals, 4 depots, 17 retail sites and 14 aviation facilities to the existing downstream asset base. All of these assets now operate under the InterOil Products brand name. The purchase price of this business was $25.8 million, net of cash received, and is subject to adjustment pending verification of the acquired working capital.
The Shell acquisition makes InterOil the largest distribution business in Papua New Guinea.
47      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Other major commercial customer wins have also increased our presence in the Papua New Guinea market. Our market share has increased from 29% in the final quarter of 2005 to 67% in the final quarter of 2006 as a result of acquiring Shell and growing our commercial customer base.
The increase in sales volume from commercial customers has resulted in a lower cost of distribution per litre. However, despite the significant increase in total sales made by the downstream business and a decline in the cost of distribution per litre, the net profit has declined. This is largely attributable to a substantial decline in the IPP price over the fourth quarter of 2006. In 2005, the company benefited from increases in the IPP prices.
INTEROIL ANNUAL REPORT 2006      48

MANAGEMENT’S DISCUSSION AND ANALYSIS
The diesel IPP price fell from 1.65 PGK on October 8, 2006 to 1.49 PGK on January 8, 2007. The IPP price is set on the eighth day of each month. In a market where IPP is declining, the price change results in all inventory being revalued to, and subsequently sold at, the lower amount. This in turn causes a decrease in the gross margin earned by the downstream business. During 2005 the diesel IPP price increased steadily from 1.10 PKG to 1.61 PGK.
In July 2006 the downstream business completed the construction of a 2 million litre diesel storage tank at our terminal Wewak, East Sepik, to augment storage availability at that location. The East Sepik province has experienced substantial growth in recent years. In addition, Mobil and Shell closed their operations in the town of Wewak.
The additional infrastructure will place us in a strong position to continue to service the needs of the East Sepik market and take advantage of the changes that have occurred.
49      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Downstream Financial Results

Downstream – Operating results	Years ended December 31,
($ thousands)	2006(1)	2005(2)	2004(2),(3)

External sales	195,877	124,854	62,410
Inter-segment revenue	22	6	489
Interest and other revenue	1,421	341	263

Total segment revenue	197,320	125,201	63,162

Cost of sales and operating expenses			(53,159)
Office and administration and other expenses	(7,479)	(4,725)	(3,147)

Earnings before interest, taxes, depreciation and amortization (unaudited)	6,330	9,619	6,856

Depreciation and amortization	(910)	(204)	(224)
Interest expense	(152)	(226)	(455)

Income from ordinary activities before income taxes	5,268	9,189	6,177

Income tax expenses	(2,273)	(2,756)	(1,900)

Total net income	2,995	6,433	4,277

(1)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited on October 1, 2006 and contains the results of the Shell business from this date.

(2)	Our 2005 and 2004 segment results have been represented to confirm with the presentation adopted in 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.

(3)	Our wholesale and retail distribution business segment was acquired on April 28, 2004 and only operated for eight months during 2004. As a result of our downstream results not having a full year of operations in 2004, our 2004 to 2005 and 2006 results are not comparable.
Downstream Financial Results Analysis
During the year ended December 31, 2006, the downstream business earned a net income of $2.9 million as compared to $6.4 million in 2005.
The key variances in the year ended 2006 as compared to the year ended 2005 are explained as follows:
✓	A decrease to gross margin of $1.6 million for the year 2006 over the year 2005 was most significantly the result of continuous drops in IPP over the fourth quarter of 2006.

The IPP dropped from K1.65 in September to K1.49 at the beginning of January 2007. As the IPP declined each month, any inventory holdings purchased in preceding periods were sold at lower IPP prices, resulting in lower margins. The effect of this was compounded as our acquisition of Shell and its corresponding inventory balance coincided with the decline in IPP pricing.

✓	An increase in office and administration and other expenses of $2.8 million due to a number of factors including, higher insurance costs as a result of the acquisition of the Shell business and expansion of the aviation business, higher corporate allocations, increased repairs and maintenance costs, and increased travel costs.

✓	An increase in depreciation expense of $0.7 million over 2005 related primarily to the addition of the Shell assets on October 1 and the completion of the 2 million litre East Sepik tank project.
INTEROIL ANNUAL REPORT 2006      50

MANAGEMENT’S DISCUSSION AND ANALYSIS
✓	Our income tax expense as a percentage of income from ordinary activities has increased during 2006 as the result of a reduction to the future income tax benefit being recognized on the revaluation of the Shell plant and equipment acquired on October 1.
OUTLOOK FOR 2007
2007 capital spending plans
✓	Upgrades to terminal, depots and aviation sites
✓	Aviation upgrade and refueller vehicles
✓	New customer base pumps and tankage requirements
✓	Finance system software installation
2007 growth plans:
✓	Consider commercial bunkering opportunities
✓	Secure contracts to supply new mining and petroleum companies
✓	Pursue opportunities in organic growth agriculture sector
✓	Explore market opportunities in North Solomon’s Province, including strategic alliances with key distributors
51      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
CORPORATE YEAR IN REVIEW
Corporate Annual Financial Results

Corporate – Operating results	Years ended December 31,
($ thousands)	2006(5)	2005	2004

External sales elimination	—	—	(18,075)
Inter-segment revenue elimination(1)	(136,606)	(80,101)	(489)
Interest revenue	(58)	480	165
Other unallocated revenue	—	(1)	91

Total segment revenue	(136,664)	(79,622)	(18,306)

Cost of sales and operating expenses elimination(1)	135,391	80,101	15,500
Office and administration and other expenses(2)	(6,567)	(6,193)	(6,773)

Earnings before interest, taxes, depreciation and amortization (unaudited)	(7,840)	(5,714)	(9,581)

Depreciation and amortization(3)	92	79	(90)
Interest expense(4)	(6,235)	(599)	(1,899)

Income from ordinary activities before income taxes	(13,983)	(6,234)	(11,570)

Income tax expenses	(69)	(76)	25
Non-controlling interest	4	6	1

Total net income	(14,048)	(6,304)	(11,544)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.

(5)	Our 2005 and 2004 segment results have been represented to confirm with the presentation adopted in 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Corporate Annual Results Analysis
Key movements in our corporate services segment between 2006 and 2005 were as follows:
✓	A decrease of $0.3 million in stock compensation expense recognized in office and administration and other expenses.
✓	An increase in interest expense of $5.6 million primarily relating to the increased borrowings made under the secured loan facility entered into in May 2006.
INTEROIL ANNUAL REPORT 2006      52

MANAGEMENT’S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
Summary of Cash Flows
Net cash inflows/(outflows) from:

($ thousands)	2006	2005	2004

Operations	(3,246)	(22,713)	(79,767)

Investing	(91,638)	15,468	(29,024)

Financing	66,964	38,302	128,119

Net cash movement	(27,920)	31,057	19,328

Opening cash	59,601	28,544	9,216

Closing cash	31,681	59,601	28,544

Operating Activities
For the year ended 2006 cash used in our operating activities was $3.2 million compared with $22.7 million in 2005. Reasons for the $19.5 million improvement in net cash movements include:
✓	Our cash used in operations, prior to changes in non-cash working capital increased, by $6.2 million. This is primarily due to interest paid on the $130.0 million secured loan facility entered into in 2006.
✓	Our non-cash working capital provided a cash inflow from operations of $21 million in 2006 as compared to contributing $4.7 million to the cash outflows in 2005. This change of $25.7 million is primarily attributable to an increase in our accounts payable, accrued liabilities and income tax payable creating a cash inflow of $25.0 million, $19.2 million relating to movements in our inventories and an offsetting $19.2 million as a result of an increase in trade receivables.
Investing Activities
For the year 2006, cash used in our investing activities was $91.6 million compared with cash generated of $15.5 million for the year 2005. During these periods, the cash used on investing activities consisted primarily of:
✓	$15.9 million increase in our secured cash balances in 2006 versus an increase of $1.1 million in 2005.
✓	$25.8 million, net of cash received, used to acquire Shell Papua New Guinea on October 1.
✓	$42.6 million on oil and gas exploration expenditure in 2006 versus $43.0 million in 2005 mainly related to drilling and seismic activities.
✓	$13.6 million on plant and equipment in 2006 versus $5.6 million in 2005 which is primarily related to the revamp and optimization activities undertaken by the refinery and the additional diesel tank built by the downstream business in East Sepik.
In 2005, $80.4 million was provided by the indirect participation interest investors for the eight well drilling program.
Financing Activities
For the year 2006, cash proceeds from our financing activities were $67.0 million. During 2006, the cash movements caused by financing activities were primarily due to:
✓	$125.3 million of net proceeds from our secured loan facility entered into in May 2006.
✓	$1.5 million from the issuance of common shares in 2006 as compared to $5.5 million received in 2005.
✓	$33.9 million of repayments on the crude import facility in 2006 versus $5.8 million of repayments made in the 2005 period.
✓	$21.5 million in repayments of unsecured loans in 2006. These proceeds were received in 2005.
53      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
In 2005, $22.7 million was received from the indirect participation interest investors relating to the conversion options included under the indirect participation interest agreement. No new indirect participation interest funds were received in 2006.
Capital Expenditures
Upstream Capital Expenditures
Our capital expenditures for exploration in Papua New Guinea for the year ended December 31, 2006 were $48.5 million compared with $43.8 million during the same periods in 2005. Our capital expenditures for 2006 consisted of:
✓	$33.1 million for the drilling and testing of the Elk-1 exploration well. The Elk-1 well expenditures were higher than expected as a result of encountering high pressure gas that required significant expenditures to control the well pressure before we could continue drilling the well. Our drilling progress was impeded for three months.
✓	$3.0 million of pre-drill costs on the Elk-2 structure, including site preparation, camp construction, rig mobilization and supplier standby costs.
✓	$1.0 million of demobilization costs from the Triceratops drill site.
✓	$5.6 million for seismic acquisition.

✓	$1.1 million for airborne gravity survey work.
✓	$3.8 million for rig equipment, primarily in relation to increasing the capacity of the mud circulation system.
✓	$0.6 million for inventory and other costs includes drilling consumables such as mud, casing and drill bits, as well as spare parts for all the rig equipment.
✓	$0.3 million of pre-drill costs for the Antelope-1 well which includes preliminary site clearing and the construction of a helicopter pad. We anticipate mobilizing to Antelope-1 wellsite immediately after rig release from Elk-2 well.
The Antelope structure is located approximately 4 miles from of Elk-1 well and 8 miles from the Elk-2 well.
The increase in capital expenditures during 2006 compared to the same period of 2005 is due to the increased costs relating to drilling the Elk-1 well.
Midstream Capital Expenditures
Our capital expenditures for our refining and marketing business segment for the year 2006 were $12.0 million compared with $3.3 million during 2005. The increase in capital expenditures during 2006 is primarily related to our refinery optimization program that was completed during the third quarter of 2006.
Downstream Capital Expenditures
Our capital expenditures for our wholesale and retail distribution business segment for 2006 were $27.6 million compared with $14.0 million during the same period in 2005. Our 2006 capital expenditures consisted of costs associated with the completion of the East Sepik and the purchase of storage tanks, mine packs, new fuel distribution software and satellite storage. In addition we acquired commercial storage tanks and pumps for the Shell business. Also included in our capital expenditures for 2006 is $25.8 million, net of cash received, for the Shell Papua New Guinea acquisition. The 2005 expenditure primarily related to a $12.1 million payment made to BP International for the acquisition of InterOil Products Limited and $1.9 million for a storage tank, barge facility and a number of other smaller capital items.
Sources of Capital
Upstream
We currently fund all of our upstream capital expenditures using the proceeds of the $125.0 million Indirect Participation Interest Agreement that we entered into in February 2005.
INTEROIL ANNUAL REPORT 2006      54

MANAGEMENT’S DISCUSSION AND ANALYSIS
Midstream
In August 2006, we renewed our Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), increasing the facility from $150.0 million to $170.0 million. This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility expires on June 30, 2007, at which time we expect to have renewed the facility or entered into an alternate funding arrangement. As of December 31, 2006, $52.6 million remained outstanding under the crude import facility. The weighted average interest rate under the crude import facility was 7.3% for the year ended December 31, 2006.
In December 2006, our OPIC secured loan was amended. Under the amendment, the half year principal payments due in December 2006 and June 2007 of $4.5 million each have been deferred until December 31, 2007 and interest payments previously due on December 31, 2006 and June 30, 2007 have been deferred until September 30, 2007. Repayments of interest and principal will recommence on December 31, 2007.
Downstream
Our downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On May 4, we entered into a $130.0 million two-year secured loan facility. The initial interest rate under this secured loan facility is 4%, increasing to 10% if we do not enter into an agreement with the lenders under this facility related to the development of a liquefied natural gas facility. We received $65.0 million in gross proceeds on the closing date of this secured loan facility and a further $35.0 million on June 29. A further drawdown of $18.0 million was made in September. A portion of these proceeds was used to repay $25.3 million in principal and interest outstanding under an unsecured loan that we entered into on January 28, 2005. On October 27, $12.0 million, representing the balance available under this facility, was drawn down.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.
Upstream
We are obligated under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well (Elk-1) in November 2006, pursuant to this indirect participation interest agreement, where drilling costs have increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well may be partially offset by the payment of a pending insurance claim under our “Control of Well” policy. We believe the potential recovery under the insurance claim, combined with that the funds remaining under the indirect participation agreement should be sufficient to meet our obligation to drill the remaining five wells under the program, however, in the event we do not recover on our insurance claim, we may require additional capital to complete the program. and that any potential recovery under the insurance claim will further contribute in meeting our obligations. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us if such new capital is needed. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. We believe that we will be able to reduce the cost of future exploration wells; however, if we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farmout or raise additional capital.
55      INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
However, we can provide no assurances that a farmout will be completed or that the terms of any such farmout will be acceptable to us. As of December 31, 2006, we had incurred $73.6 million in capital expenditures related to the drilling of exploration wells required to be drilled pursuant to the indirect participation interest agreement.
In order to evaluate the discovery of gas and gas liquids disclosed under “Results of Operations — Upstream -Exploration and Production,” we will be required to drill additional appraisal wells. We are not currently permitted to use proceeds raised under our indirect participation interest agreement to drill these wells. As a result, we will be required to obtain the consent of the investors under the indirect participation interest agreement to use these funds to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable to us.
Midstream
We believe that we will have sufficient funds from the proceeds of our secured loan facility entered into on May 4, 2006 to pay our estimated capital expenditures for 2007. As of December 31, 2006, our primary lender for the midstream had agreed to defer interest payable until September 30, 2007 and principal until December 31, 2007 to assist our cash flows. We can give you no assurance that our primary lender will be willing to defer interest on principal. In addition, while cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2007.
INTEROIL ANNUAL REPORT 2006      56

MANAGEMENT’S DISCUSSION AND ANALYSIS
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter and should be read in conjunction with our financial statements and the notes thereto:
Payments Due by Period

Contractual obligations	Total	Less than	1 – 2	2 – 3	3 – 4	4 – 5	More than
($ thousands)		1 year	years	years	years	years	5 years

Secured loan obligations	197,666	13,500	130,666	9,000	9,000	9,000	26,500
Accrued financing costs	1,450	363	1,087	—	—	—	—
Acquisition of subsidiary	1,771	1,771	—	—	—	—	—
Indirect participation interest(1)	1,744	731	1,031	—	—	—	—
Indirect participation interest(2)	49,289	12,461	21,087	15,740	—	—	—
Petroleum prospecting and retention licenses(3)	5,237	1,877	3,360	—	—	—	—

Total	257,157	30,703	157,213	24,740	9,000	9,000	26,500

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our unaudited financial statements for the years ended December 31, 2006, 2005 and 2004.

(2)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in February 2005. See Note 18 to our unaudited financial statements for the the years ended December 31, 2006, 2005 and 2004.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Off Balance Sheet Arrangements
As of December 31, 2006, we did not have any off balance sheet arrangements and did not enter into any during the year 2006, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $150,000 during 2006 (2005 — $150,000). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. Amounts paid or payable to Breckland during the year ended December 31, 2006 amounted to $140,165 (2005 - $179,608).
Amounts due to directors for directors’ fees totaled $18,000 at December 31, 2006 (2005 - $30,500). In 2005 there were executive bonuses of $573,571 (2004 — $ 320,000); however these were paid in 2006.
57       INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of February 28 2007, we had 29,897,847 common shares outstanding and 34,575,761 common shares on a fully diluted basis.

Share Capital	Number of shares

Balance December 31, 2005	29,163,320

Shares issued on exercise of options	132,285

Shares issued on amendment of indirect participation interest (PNGDV)	575,575

Balance December 31, 2006	29,871,180

Shares issued on exercise of options

Shares issued on conversion of indirect participation interest	26,667

Balance February 28, 2007	29,897,847

Remaining stock options authorized	1,026,000

Remaining shares issuable upon exercise of warrants	340,247

Remaining conversion rights authorized(1)	3,306,667

Other	5,000

Balance February 28, 2007 (Diluted)	34,575,761

(1)	In 2005, we sold indirect participation working interests in our exploration program. Some of the investors under our indirect participation interest agreement entered into in February 2005 have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under our indirect participation interest agreement choose to convert their interests, we would be required to issue an additional 3,306,667 common shares.
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.
Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as Hedging and Risk Management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, InterOil actively engages in hedging activities to lock in margins.
INTEROIL ANNUAL REPORT 2006     58

MANAGEMENT’S DISCUSSION AND ANALYSIS
Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a description of our current derivative contracts as of December 31, 2006, see Note 7 to our financial statements for the years ended December 31, 2006, 2005, and 2004.
InterOil recognized a net gain of $4.8 million from the use of derivative instruments during 2006. These movements were recorded as a $2.7 million decrease to sales, a $4.9 million decrease to cost of goods sold and a $2.6 million decrease to office and administrative and other expenses.
The fair value of financial instruments are determined by marking the open contracts to market, based on pricing information provided to us by BNP Paribas. As a December 31, 2006, there were no material contracts on which a gain or loss had been deferred. In 2005, there were $0.7 million of contracts on which a gain had been deferred. These contracts settled during 2006 and the actual gains and losses realized are included in the net income movement of $4.8 million described above.
We will continue with our hedging and risk management program in 2007 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in accordance with Canadian GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The following accounting policies involve estimates that are considered critical due to the level of sensitivity and judgment involved, as well as the impact on our consolidated financial position and results of operations. The information about our critical accounting estimates should be read in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2006, which summarizes our significant accounting policies.
Income Taxes
We use the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more than likely not be recovered. If actual results differ from the estimates or we adjust the estimates in future periods, we may need to record a valuation allowance. The net deferred income tax assets as of December 31, 2006 and 2005 were $1.4 million and $1.1 million, respectively.
59     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
Oil and Gas Properties
We use the successful-efforts method to account for our oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. We continue to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future, or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalized costs for producing wells will be subject to depletion using the units-of-production method. Geological and geophysical costs are expensed as incurred. If our plans change or we adjust our estimates in future periods, a reduction in our oil and gas properties asset will result in a corresponding increase in the amount of our exploration expenses. The net costs of drilling exploratory wells carried as an asset as of December 31, 2006 and 2005 were $19.2 million and $1.3 million.
Asset Retirement Obligations
Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is located on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.
Environmental Remediation
Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. We currently do not have any amounts accrued for environmental remediation obligations. Future legislative action and regulatory initiatives could result in changes to our operating permits which may result in increased capital expenditures and operating costs.
Impairment of Long-Lived Assets
We are required to review the carrying value of all property, plant and equipment, including the carrying value of oil and gas assets, for potential impairment. We test long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable by the future undiscounted cash flows. If impairment is indicated, the amount by which the carrying value exceeds the estimated fair value of the long-lived asset is charged to earnings. In order to determine fair value, our management must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the asset being tested for impairment. Due to the significant subjectivity of the assumptions used to test for recoverability and to determine fair value, changes in market conditions could result in significant impairment charges in the future, thus affecting our earnings. Our impairment evaluations are based on assumptions that are consistent with our business plans. However, providing sensitivity analysis if other assumptions were used in performing the impairment evaluations is not practicable due to the significant number of assumptions involved in the estimates.
INTEROIL ANNUAL REPORT 2006     60

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fair Value of Financial Instruments
We utilize derivative financial instruments in the management of our price exposures for our refined products and crude feedstocks. We disclose the estimated fair value of outstanding hedging contracts as of the end of a reporting period. The estimation of the fair value of certain hedging derivatives requires considerable judgment. The estimate of fair value for our derivative contracts is determined primarily through quotes from financial institutions. Accounting rules for transactions involving derivative instruments are complex and subject to a range of interpretation. The Financial Accounting Standards Board has established the Derivative Implementation Group Task Force, which, on an ongoing basis, considers issues arising from interpretation of these accounting rules. The potential exists that the task force may promulgate interpretations that differ from ours. In this event, our policy would be modified and our deferred hedge gain may be adjusted with a corresponding increase to revenues and expenses. The deferred hedge gains as of December 31, 2006 and 2005 were $nil million and $1.0 million, respectively.
We accounted for $125 million in proceeds received under the indirect participation interest agreement signed in on February 28, 2005 as a non-financial liability with an equity component. In determining the split between liabilities and equity, our management estimated the fair value of the liability and equity components and allocated the $125.0 million in proceeds from the agreement based on the pro rata share of the fair market value of each component. The calculation of the fair market value of each component was based on a wide range of variables, including the expected timing of expenditures, total overall expenditure, and applicable interest rates. If the liability and equity components were allocated in different amounts, our December 31, 2006 and 2005 accounts may have presented a different accretion expense and/or increased amounts of exploration expenditures. We are currently discussing the accounting treatment adopted with the SEC.
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 – ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff have also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to this Form 40-F. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.
Legal and Other Contingent Matters
We are required to determine whether a loss is probable based on judgment and interpretation of laws and regulations and whether the loss can reasonably be estimated. When the amount of a contingent loss is determined it is charged to earnings. Our management continually monitor known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by circumstances.
61     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
NEW ACCOUNTING STANDARDS
Comprehensive Income, Financial Instruments and Hedges
In April 2005, the CICA released three new Handbook sections which deal with the recognition and measurement of financial instruments:
•	Section 1530, Comprehensive Income;

•	Section 3855, Financial Instruments — Recognition and Measurement; and

•	Section 3865, Hedges.
The new standards are an attempt to harmonize Canadian GAAP with U.S. GAAP. Initial measurement of all financial instruments is to be based on their fair values. The subsequent measurement of the financial instrument will depend on whether it is classified as a loan or receivable; held to maturity investment; available for sale financial asset; held for trading asset or liability; or, other financial liability. Available for sale financial assets and held for trading assets or liabilities are measured at fair value on an ongoing basis. The other financial instruments are recognized at amortized cost using the effective interest method. The gains and losses on held for trading financial instruments are recognized immediately in net income. The gains and losses on available for sale financial assets will be recognized in other comprehensive income and are transferred to net income when the asset is derecognized.
Other comprehensive income is a new equity category where revenues, expenses, gains and losses are temporarily presented outside of net income but included in comprehensive income. Unrealized gains or losses on qualifying hedging instruments and available for sale financial assets are included in other comprehensive income and reclassified to net income when realized.
Hedge accounting continues to be an option and the new Handbook section provides detailed guidance on the application of hedge accounting and the required disclosures.
These new standards are effective for fiscal years beginning on or after October 1, 2006. We expect to adopt the pending accounting standards on January 1, 2007. The impact of this standard on our financial statements will be as follows:
Section 1530, Comprehensive Income:
The new standard would require InterOil to present comprehensive income and its components in a financial statement with the same prominence as other financial statements. Effective January 1, 2007, all quarterly and annual financial statements issued by InterOil would display a new statement — ‘Statement of Comprehensive Income’ which would reconcile the net income/loss for the period to the Comprehensive Income for the period.

Statement of Comprehensive Income	Years ended December 31,
($ thousands)	2006	2005	2004

Net Loss	(43,386)	(39,282)	(52,940)

Foreign currency translation reserve, net of tax	1,019	14	463

Deferred hedge gain, net of tax	—	—	—

Other Comprehensive Income	1,019	14	463

Comprehensive Income	(42,367)	(39,268)	(52,477)

As per the transitional provisions of the standard, only the foreign currency translation reserve will be disclosed in the periods prior to 2007. In 2007, deferred hedge gain/losses will also be reported as a separate line item under other comprehensive income.
Section 3855, Financial Instruments — Recognition and Measurement:
InterOil will provide some additional disclosures relating to financial instruments as a result of this
INTEROIL ANNUAL REPORT 2006     62

MANAGEMENT’S DISCUSSION AND ANALYSIS
new standard and will also change its method for accounting for hedges described below.
Section 3865, Hedges:
This standard will require InterOil to reclassify the deferred hedge gains/(losses) line item from the liabilities section to shareholder’s equity as accumulated other comprehensive income. The new standard also requires that the portion of the hedge gain or loss that is effective be recognized in other comprehensive income while the ineffective portion of the gain or loss would be recognized immediately in net income.
Currently, InterOil defers the full amount of the gain or loss. The standard will be prospectively applied from January 1, 2007 and in accordance with the transitional provisions the prior period comparatives will not be restated.
NON-GAAP MEASURES RECONCILIATION
The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.
63     INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarters ended	2006(2),(3)				2005 (adjusted)(1),(2)
($ thousands) (unaudited)	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Earnings before interest, taxes, depreciation and amortization	6,541	1,140	(10,257)	(9,105)	(5,566)	3,486	(6,856)	(5,858)

Upstream	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)	(1,603)
Midstream – Refining and Marketing	9,144	1,674	(8,188)	(5,230)	(6,333)	6,070	(6,796)	(3,405)
Midstream – Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	1,143	1,954	3,559	(326)	3,963	2,522	2,550	584
Corporate & Consolidated	(2,299)	(853)	(3,366)	(1,322)	(834)	(3,451)	5	(1,434)
Subtract:

Interest expense	5,649	5,349	3,609	2,666	2,989	2,455	2,996	2,547

Upstream	2	1	1	1	(6)	2	2	2
Midstream – Refining and Marketing	2,479	3,329	2,731	2,342	2,756	2,320	2,735	2,351
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	37	38	39	38	44	42	140	—
Corporate & Consolidated	3,131	1,981	838	285	195	91	119	194

Income taxes & non-controlling interest	1,049	244	1,031	(245)	910	1,000	301	253

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining and Marketing	42	(46)	(137)	(118)	(129)	19	(333)	81
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	996	416	1,005	(144)	1,062	965	570	159
Corporate & Consolidated	11	(126)	163	17	(23)	16	64	13

Depreciation & amortization	3,554	3,100	2,862	2,837	2,700	2,943	2,699	2,695

Upstream	233	202	173	198	96	213	2	3
Midstream – Refining and Marketing	2,805	2,700	2,626	2,598	2,662	2,663	2,641	2,632
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	537	222	89	62	55	55	51	43
Corporate & Consolidated	(21)	(24)	(26)	(21)	(113)	12	5	17

Net income (loss) per segment(1)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)	(12,852)	(11,353)

Upstream	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)	(1,608)
Midstream – Refining and Marketing	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)	(8,469)
Midstream – Liquefaction	(396)	(298)	—	—	—	—	—	—
Downstream	(427)	1,278	2,426	(282)	2,802	1,460	1,789	382
Corporate & Consolidated	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)	(1,658)

INTEROIL ANNUAL REPORT 2006       64

MANAGEMENT’S DISCUSSION AND ANALYSIS
(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.

(2)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.

(3)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream Refining and Marketing segment.
STATEMENT REGARDING DISCLOSURE CONTROLS
As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer identified three control deficiencies in the Company’s internal controls over financial reporting as of December 31 2006. These control deficiencies, their potential effects on the financial statements, and the Company’s plans for remediation have been described in Management’s S404 Certification.
PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
65       INTEROIL ANNUAL REPORT 2006

MANAGEMENT’S REPORT
The management of InterOil Corporation is responsible for the financial information and operating data presented in this Annual Report.
The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared on a basis consistent with that in the consolidated financial statements.
InterOil Corporation maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are properly accounted for and adequately safeguarded.
The Audit Committee, appointed by the Board of Directors, is composed of independent non-management directors. The Committee meets regularly with management, as well as the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board.
The 2006 consolidated financial statements have been audited by PricewaterhouseCoopers, the independent auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. PricewaterhouseCoopers has full and free access to the Audit Committee.
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 – ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff have also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to this Form 40-F. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.
Phil Mulacek
Chief Executive Officer
Collin Visaggio
Chief Financial Officer
INTEROIL ANNUAL REPORT 2006       66

INDEPENDENT AUDIT REPORT TO THE SHAREHOLDERS OF INTEROIL CORPORATION
We have audited the balance sheet of InterOil Corporation as at December 31, 2006 and December 31, 2005, and the statements of operations, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and December 31, 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
PricewaterhouseCoopers
Melbourne, Australia
March 30, 2006
67	INTEROIL ANNUAL REPORT 2006

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheet of InterOil Corporation as at December 31, 2004 and the consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.
(signed) KPMG
Sydney, Australia
March 4, 2005
INTEROIL ANNUAL REPORT 2006       68

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

		As at
	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Assets
Current assets:
Cash and cash equivalents (note 5)	31,681,435	59,601,807	28,544,398
Cash restricted (note 7)	29,301,940	16,452,216	15,497,127
Trade receivables (note 8)	67,542,902	49,958,973	58,698,069
Commodity derivative contracts (note 7)	1,759,575	1,482,798	503,500
Other assets	2,954,946	1,011,195	806,123
Inventories (note 9)	67,593,558	44,087,484	27,916,902
Prepaid expenses	880,640	638,216	190,135
Assets held for sale (note 10)	—	—	—

Total current assets	201,714,996	173,232,689	132,156,254
Cash restricted (note 7)	3,217,284	210,053	102,096
Deferred financing costs (note 17)	1,716,757	1,256,816	1,311,488
Plant and equipment (note 10)	242,642,077	237,399,148	244,363,355
Oil and gas properties (note 11)	37,449,734	16,399,492	6,605,360
Future income tax benefit (note 12)	1,424,014	1,058,898	1,303,631

Total assets	488,164,862	429,557,096	385,842,184

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	73,310,793	26,005,034	26,328,544
Income tax payable	2,784,576	3,900,459	2,881,398
Commodity derivative contracts (note 6)	—	—
Working capital facility — crude feedstock (note 13)	36,873,508	70,724,322	76,520,541
Deferred hedge gain (note 7)	1,385	1,016,998	537,358
Business combination financing (note 14)	—	—	12,123,106
Unsecured loan (note 16)	—	21,453,132	—
Due to related parties (note 15)	—	—	1,056,251
Deferred liquefaction project liability (note 17)	6,553,080	—	—
Current portion of secured loan (note 17)	13,500,000	9,000,000	9,000,000
Current portion of indirect participation interest - PNGDV (note 18)	730,534	—	—
Current portion of indirect participation interest (note 18)	12,460,725	35,092,558	13,749,852

Total current liabilities	146,214,601	167,192,503	142,197,050
Accrued financing costs (note 17)	1,087,500	921,109	863,329
Secured loan (note 17)	184,166,433	71,500,000	76,000,000
Indirect participation interest (note 18)	36,827,877	30,166,311	—
Indirect participation interest — PNGDV (note 18)	1,012,999	9,685,830	10,608,830

Total liabilities	369,309,410	279,465,753	229,669,209

Non-controlling interest (note 19)	5,759,206	6,023,149	6,404,262

Shareholders’ equity:
Share capital (note 20)	233,889,366	223,934,500	216,813,654
Authorised — unlimited
Issued and outstanding - 29,871,180
(Dec 31, 2005 - 29,163,320)
(Dec 31, 2004 - 28,310,884)
Contributed surplus	4,377,426	2,933,586	1,841,776
Warrants (note 22)	2,137,852	2,137,852	2,258,227
Foreign currency translation adjustment	1,492,869	477,443	463,200
Conversion options (note 18)	25,475,368	25,475,368	—
Accumulated deficit	(154,276,635)	(110,890,555)	(71,608,144)

Total shareholders’ equity	113,096,246	144,068,194	149,768,713

Total liabilities and shareholders’ equity	488,164,862	429,557,096	385,842,184

See accompanying notes to the consolidated financial statements. Commitments and contingencies (note 24).
On behalf of the Board — Phil Mulacek, Director; Christian Vinson, Director.
69	INTEROIL ANNUAL REPORT 2006

CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Revenue
Sales and operating revenues	511,087,934	481,180,645	70,644,486
Interest	3,223,995	1,830,808	382,461
Other	3,747,603	528,270	196,337

	518,059,532	483,539,723	71,223,284

Expenses
Cost of sales and operating expenses	499,494,540	467,246,990	65,344,516
Administrative and general expenses	20,728,618	14,672,793	7,831,550
Depreciation and amortization	12,352,672	11,036,550	639,075
Exploration costs, excluding exploration impairment (note 11)	1,657,671	—	2,903,313
Exploration impairment (note 11)	416,923	2,144,429	35,566,761
Legal and professional fees	3,937,517	3,606,415	3,573,727
Short term borrowing costs	8,478,540	8,855,857	4,705,190
Long term borrowing costs	11,856,872	6,351,337	1,401,256
Accretion expense (note 18)	3,741,254	5,647,491	—
Loss on amendment of indirect participation interest — PNGDV (note 18)	1,446,901	—	—
Foreign exchange loss/(gain)	(4,744,810)	796,590	392,805

	559,366,698	520,358,452	122,358,193

Loss before income taxes and non-controlling interest	(41,307,166)	(36,818,729)	(51,134,909)

Income taxes
Current	(1,232,487)	(2,605,265)	(2,538,410)
Future	(1,110,386)	(226,729)	663,347

	(2,342,873)	(2,831,994)	(1,875,063)

Loss before non-controlling interest	(43,650,039)	(39,650,723)	(53,009,972)

Non-controlling interest (note 16)	263,959	368,312	70,091

Net loss	(43,386,080)	(39,282,411)	(52,939,881)

Basic loss per share (note 20)	(1.47)	(1.36)	(2.09)
Diluted loss per share (note 20)	(1.47)	(1.36)	(2.09)
Weighted average number of common shares outstanding
Basic and diluted	29,602,360	28,832,263	25,373,575

See accompanying notes to the consolidated financial statements.
INTEROIL ANNUAL REPORT 2006       70

CONSOLIDATED STATEMENT OF OPERATIONS
(Expressed in United States dollars)

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Cash flows provided by (used in):
Operating activities
Net (loss) (note 5)	(43,386,080)	(39,282,411)	(52,939,881)
Adjustments for non-cash transactions
Non-controlling interest	(263,959)	(381,113)	(70,091)
Depreciation and amortization	12,352,672	11,036,550	639,075
Future income tax asset	1,333,108	244,733	(663,347)
Loss/(gain) on sale of other assets	—	—	(94,260)
Loss/(gain) on sale of plant and equipment	263,945	(95,053)	—
Impairment of plant and equipment	755,857	—	—
Amortization of discount on debt	28,891	161,255	604,045
Amortization of deferred financing costs	219,033	154,672	268,873
Accretion of discount on indirect participation interest	3,741,254	5,647,491	—
Debt conversion settlement expense — debentures (note 22)	—	—	77,589
Interest expense forfeited by debenture holders	—	—	998,438
Loss/(gain) on unsettled hedge contracts	(71,875)	119,200	33,858
Gain on derivative contracts	(1,220,500)	(585,000)	—
Stock compensation expense	1,976,072	1,668,896	1,209,921
Inventory revaluation	—	355,215	1,508,334
Capitalized oil and gas properties expensed	416,923	2,144,429	35,566,761
Loss on amendment of indirect participation interest — PNGDV	1,446,901	—	—
Unrealized foreign exchange loss/(gain)	(4,744,810)	796,590	392,805
Non-cash interest on secured loan facility	2,926,025	—	—
Change in non-cash operating working capital
Increase in foreign currency translation adjustment	—	—	—
(Increase)/decrease in trade receivables	(10,438,531)	8,751,789	(49,224,125)
(Increase) in commodity derivative contracts	—	(33,858)	—
(Increase)/decrease in other assets and prepaid expenses	4,051	(653,153)	982,014
Decrease/ (increase) in inventories	2,642,493	(16,515,467)	(23,240,590)
Increase in accounts payable, accrued liabilities and income tax payable	28,773,008	3,752,531	4,183,664

	(3,245,522)	(22,712,704)	(79,766,917)

Investing activities
Expenditure on oil and gas properties	(21,405,742)	(11,249,477)	(19,154,106)
Expenditure on plant and equipment	(13,585,792)	(5,575,194)	(38,947,904)
Proceeds from indirect participation interest	—	80,410,591	10,724,885
Expenditure on oil and gas properties applied against indirect participation interest (note 18)	(21,152,032)	(31,774,513)	—
Proceeds received on sale of assets	3,770,080	112,229	405,353
Redemption of short-term investments	—	—	24,723,572
Acquisition of subsidiary net of cash received (note 14)	(25,820,515)	—	4,631,904
Repayment of business combination financing	—	(12,226,581)	—
Deposit on business acquisition	—	—	—
(Increase) in restricted cash held as security on borrowings	(15,856,955)	(1,063,046)	(15,501,806)
Change in non-cash working capital
Increase/(decrease) in accounts payable and accrued liabilities	2,412,621	(3,165,756)	4,094,594

	(91,638,335)	15,468,253	(29,023,508)

71       INTEROIL ANNUAL REPORT 2006

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in United States dollars)

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Financing activities
Proceeds from/(repayments of) unsecured loan	—	—	—
Repayments of secured loan	(4,500,000)	(4,500,000)	—
Proceeds from secured loan, net of transaction costs	125,293,488	—	2,000,000
Net proceeds from senior convertible debentures and warrants	—	—	41,740,234
Increase in deferred financing fees related to secured loan	—	—	—
Proceeds from conversion options	—	22,700,814	6,259,967
Proceeds from related party borrowings	—	—	1,775,565
(Repayments) to related parties	—	(1,056,251)	(2,198,065)
Proceeds from unsecured borrowings	—	21,453,132	5,100,000
Repayments of unsecured borrowings	(21,453,132)	—	(5,100,000)
Proceeds from/(repayments of) working capital facility	(33,850,814)	(5,796,219)	76,520,541
Proceeds from issue of common shares	1,473,943	5,500,384	2,020,316

	66,963,485	38,301,860	128,118,558

Increase/(decrease) in cash and cash equivalents	(27,920,372)	31,057,409	19,328,133
Cash and cash equivalents, beginning of period	59,601,807	28,544,398	9,216,265

Cash and cash equivalents, end of period (note 5)	31,681,435	59,601,807	28,544,398

See accompanying notes to the consolidated financial statements.
See note 5 for non cash financing and investing activities.
INTEROIL ANNUAL REPORT 2006       72

CONSOLIDATED STATEMENT OF CASH FLOWS
(Expressed in United States dollars) continued.

	Year ended
	December 31, 2006	December 31, 2005	December 31,2004
	$	$	$

Share capital
At beginning of period	223,934,500	216,813,654	157,449,200
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	92,434
Issue of capital stock (note 20)	9,954,866	7,120,846	59,272,020

At end of period	233,889,366	223,934,500	216,813,654

Contributed surplus
At beginning of period	2,933,586	1,841,776	540,222
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	645,216
Stock compensation (note 21)	1,443,840	1,091,810	656,338

At end of period	4,377,426	2,933,586	1,841,776

Warrants
At beginning of period	2,137,852	2,258,227	—
Movement for period (note 22)	—	(120,375)	2,258,227

At end of period	2,137,852	2,137,852	2,258,227

Foreign currency translation adjustment
At beginning of period	477,443	463,200	—
Movement for period, net of tax	1,015,426	14,243	463,200

At end of period	1,492,869	477,443	463,200

Conversion options
At beginning of period	25,475,368	—	—
Movement for period (note 18)	—	25,475,368	—

At end of period	25,475,368	25,475,368	—

Accumulated deficit
At beginning of period	(110,890,555)	(71,608,144)	(11,031,402)
Adjustment to reflect change in accounting for employee stock options (note 2(t))	—	—	(737,650)
Adjustment to cummulative debentures conversion expense (note 22)	—	—	(6,899,211)
Net (loss) for period	(43,386,080)	(39,282,411)	(52,939,881)

At end of period	(154,276,635)	(110,890,555)	(71,608,144)

Shareholders’ equity at end of period	113,096,246	144,068,194	149,768,713

See accompanying notes to the consolidated financial statements.
73     INTEROIL ANNUAL REPORT 2006

CONSOLIDATED STATEMENT OF
SHAREHOLDERS’ EQUITY (Expressed in United States dollars)
1. NATURE OF OPERATIONS AND ORGANIZATION
InterOil Corporation (the “Company” or “InterOil”) is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”).
Management has organized the Company’s operations into four major segments — Upstream, Midstream, Downstream and Corporate.
Upstream includes Exploration and Production operations for crude oil and natural gas in PNG. Midstream includes Liquefaction, Refining and Marketing of products both domestically in Papua New Guinea and for export. Downstream includes Wholesale and Retail Distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable driver basis.
2. SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied for all years presented, unless otherwise stated.
(a) Basis of preparation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which, in the case of the Company, differ in certain respects from those in the United States. These differences are described in note 26, Reconciliation to Accounting Principles Generally Accepted in the United States.

The consolidated financial statements for the year ended December 31, 2006 are in accordance with Canadian GAAP which requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying Company’s accounting policies.
These estimates and judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.
Management is currently liaising with the Securities Exchange Commission (‘SEC’ or ‘Commission’) in relation to comments initially raised by the SEC staff in July 2006 on the Form 40-F filed for the year ended December 31, 2005. The queries are primarily in relation to the accounting treatment of the Indirect Participation Interest agreement # 3 (refer to note 18) as a conveyance in accordance with SFAS 19 – ‘Financial Accounting and Reporting by Oil and Gas Producing Companies’. The SEC staff have also raised comments about other issues related to the accounting treatment of Indirect Participation Interest agreement # 3 such as the bifurcation of the derivative, the fair value methodologies applied and the application of accretion expense. Discussions regarding the 2005 Form 40-F are ongoing and may result in modifications to that document or to this Form 40-F. The Company will continue to work with the SEC to reach resolution of any outstanding issues and will provide updates if any material developments occur. Any changes based on the revised accounting treatment, if made, will not affect the cash position of the Company.
(b) Principles of consolidation
The consolidated financial statements of the Company incorporates the assets and liabilities of InterOil Corporation as at December 31, 2006, December 31, 2005, December 31, 2004 and the results of all subsidiaries for the years then ended. Subsidiaries of InterOil Corporation include SP InterOil, LDC (“SPI”) (99.9%), SPI Exploration and Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%), SPI InterOil Holdings
INTEROIL ANNUAL REPORT 2006       74

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
Limited (100%), Direct Employment Services Company (100%), PNG LNG, Inc (100%) and their subsidiaries. InterOil Corporation and its subsidiaries together are referred to in these financial statements as the Company or the consolidated entity.
Effective October 1, 2006 the Company acquired 100% shareholding of Shell Papua New Guinea Ltd from Shell. The acquired entity has been renamed IPL (PNG) Ltd and is a fully owned subsidiary of InterOil Products Limited. The results of IPL (PNG) Ltd have been incorporated into the Company consolidation from October 1, 2006.
During the year 2006, the Company has set up PNG LNG (Inc), a Bahamas incorporated entity, to construct and operate a Liquefied Natural Gas facility (‘LNG Project’) in PNG. The results of the LNG Project has been disclosed separately within the segment notes, refer to note 4.
Subsidiaries are all those entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company, refer to note 2(h). Intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated on consolidation. Minority interest in the results and equity of subsidiaries are shown separately in the consolidated statements of operations and balance sheets.
(c) Going concern
These consolidated financial statements assume that InterOil will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations and therefore the consolidated financial statements do not include any adjustments relating to the recoverability of assets.
As shown in the consolidated financial statements, the Company incurred a net loss of $43.4 million (2005 - $39.3 million, 2004 – $53.0 million) and used cash in its operating activities of $3.2 million (2005 — $22.7 million, 2004 — $79.8 million) during the year ended December 31, 2006. The Company had cash and cash equivalents of $31.7 million (2005 — $59.6 million, 2004 — $28.5 million) and $32.5 million (2005 — $16.7 million, 2004 — $15.6 million) in restricted cash as at December 31 2006. The Company believes that this is sufficient to fund on-going operations. The current financial condition, among other factors, indicates that with focused management and the continued support of lenders InterOil has the ability to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to internally generate or externally raise additional cash to allow for the satisfaction of its obligations on a timely basis.
InterOil is actively optimizing the business, improving cash generated from operations and exploring various financing alternatives. Management has initiated business improvement programs and will continue to manage value enhancing opportunities and reduce expenses until optimal operations are achieved. While the Company is exploring all opportunities to improve its financial condition, there is no assurance that these programs will be successful.
(d) Segment reporting
An operating segment (also referred to as a ‘business segment’) is a component of an enterprise:
a.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other segment of the same enterprise),
75     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
b.	whose operating results are regularly reviewed by the Company’s management to make decisions about resources to be allocated to the segment and assess its performance, and

c.	for which discrete financial information is available.
The Company’s assets and operations are predominantly based in Papua New Guinea and therefore are disclosed as one geographical segment. Refer to note 1 for the management’s organization of the Company by business segment.
(e) Foreign currency translation
Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US Dollars which is InterOil’s functional and presentation currency.
Group companies

For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a separate component of shareholders’ equity as a Foreign currency translation adjustment.
For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in the statement of operations.
(f) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. The following particular accounting policies, which significantly affect the measurement of results and of financial position, have been applied.
Revenue from midstream operations:
Revenue from sales of products is recognized when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. During the years ended December 31, 2006 and December 31, 2005, sales between the business segments of the Company have been eliminated from sales and operating revenues and cost of sales.
Up to December 31, 2004, the sales between business segments of the Company were eliminated from sales, operating revenues, cost of sales and refinery assets as all revenues and expenses relating to the refinery were capitalized as part of the development stage activities.
Revenue from downstream operations:
Sales of goods are recognized when the Company has delivered products to the customer, the customer takes ownership and assumes risk of loss, collection of the receivable is probable, persuasive evidence of an arrangement exists and the sale price is fixed or determinable. It is not the Company’s policy to sell products with a right of return.
Interest income:
Interest income is recognized on a time-proportionate basis.
(g) Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable
INTEROIL ANNUAL REPORT 2006       76

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.
Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is more likely than not that future taxable amounts will be available to utilize those temporary differences and losses. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.
(h) Acquisitions of assets
The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities assumed at the date of exchange plus costs directly attributable to the acquisition.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference, to the extent possible, is allocated against acquired fixed assets in accordance with the standards on a pro rata basis. Any further excess is presented as an extraordinary gain in the statement of operations.
Where settlement of any part of cash consideration is deferred, the amounts payable in future are discounted to their present value as at the date of exchange. The discount rate is the Company’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.
(i) Impairment of assets
Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition.
An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. When no liquid market exists, the fair value is the present value of future cash flows discounted at the risk free rate of interest plus a risk premium. If an impairment loss is recognized, the adjusted carrying amount becomes the new cost basis.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.
(j) Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.
77     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
(k) Restricted cash
Restricted cash consists of cash on deposit with a maturity of less than three months at the time of purchase but which is restricted from being used in daily operations. Restricted cash is carried at cost and any accrued interest is classified under other assets.
(l) Trade receivables
The collectibility of trade receivables is assessed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. The amount of provision is recognized in the statement of operations.
The Company sells certain trade receivables with recourse to BNP Paribas under its working capital facility. The receivables are retained on the balance sheet as the Company retains control over these receivables.
(m) Inventory
Raw materials and stores and finished goods Raw materials and stores and finished goods are stated at the lower of costs and net realizable value. Costs comprise direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated costs of completion and the estimated costs necessary to make the sale.
Crude oil and refined petroleum products Crude oil and refined petroleum products are recorded on a first-in, first-out basis and the net realizable value test for crude oil and refined petroleum products are performed separately. The cost of midstream refined petroleum product consists of raw material, labour, direct overheads and transportation costs.
The cost of downstream refined petroleum product includes the cost of the product plus related freight, wharfage and insurance.
(n) Assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell an asset but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of sale of the non-current asset is recognized at the date of derecognition.
Non-current assets are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.
Non-current assets classified as held for sale are presented separately from other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.
(o) Derivative financial instruments
Derivative financial instruments are utilized by the Company in the management of its crude purchase cost exposures and its finished products sales price exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company may choose to designate derivative financial instruments as hedges.
When applicable, at the inception of the hedge, the Company formally documents all relationships between hedging instruments and hedged items,
INTEROIL ANNUAL REPORT 2006       78

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
as well as its risk management objective and strategy for undertaking various hedge transactions, the nature of the risk being hedged, how the hedging instruments’ effectiveness in offsetting the hedged risk will be assessed and a description of the method for measuring effectiveness. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items at inception and on an ongoing basis.
Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in a separate component of liabilities until earnings are affected by the variability in cash flows of the designated hedged item.
The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of the hedged item, the derivative expires or is sold, terminated or exercised, the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company recognizes it immediately in earnings gains and losses that were previously accumulated in a separate component of liabilities.
The Company enters into crude swaps in order to reduce the impact of fluctuating crude prices on its cost of sales. These swap agreements require the periodic exchange of payments without the exchange of the notional product amount on which the payments are based. The Company designates its crude price swap agreements as hedges of the underlying purchase. Cost of sales is adjusted to include the payments made or received under the crude purchase cost swaps.
The Company enters into naphtha, diesel and jet kerosene swaps in order to reduce the impact of fluctuating naphtha, jet kerosene and diesel prices respectively on its revenue. These swap agreements require the periodic exchange of payments without the exchange of the notional product amounts on which the payments are based. The Company designates its naphtha, diesel and jet kerosene price swap agreements as hedges of the underlying sale. Sales revenue of the respective product is adjusted to include the payments made or received under the price swaps.
(p) Deferred financing costs
Deferred financing costs represent the unamortized financing costs paid to secure borrowings. Amortization is provided on a straight-line basis over the term of the related debt and is included in expenses for the period.
(q) Plant and equipment
Refinery assets

The Company’s most significant item of plant and equipment is the oil refinery in Papua New Guinea which is included within midstream assets. During 2004, the Company was considered to be in the construction and pre-operating stage of development of the oil refinery, however, the pre-operating stage ceased on January 1, 2005. Project costs, net of any recoveries, incurred during the pre-operating stage were capitalized as part of plant and equipment.
79     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
Development costs and the costs of acquiring or constructing support facilities and equipment are also capitalized.
The refinery assets are recorded at cost. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations were capitalized as part of the cost of such plant and equipment.
Refinery related assets are depreciated on straight line basis over their useful lives, at an average rate of 4% per annum. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration and closure costs.
Repairs and maintenance costs, other than major turnaround costs, are charged to earnings as incurred. Major turnaround costs will be deferred to other assets when incurred and amortized over the estimated period of time to the next scheduled turnaround. No major turnaround costs had been incurred at December 31, 2006.
Other assets

Property, plant and equipment are recorded at cost. Depreciation of assets begins when the asset is in place and ready for its intended use.
Assets under construction and deferred project costs are not depreciated. Depreciation of plant and equipment is calculated using the straight line method, based on the estimated service life of the asset. Maintenance and repair costs are expensed as incurred. Improvements that increase the capacity or prolong the service life of an asset are capitalized. The depreciation rates by category are as follows:

Downstream	0% — 25%
Midstream	1% — 33%
Upstream	4% — 100%
Corporate	13% — 33%
During the year 2006, InterOil has adopted a deminimus threshold of $5,000 below which all capital purchases are expensed in the period of purchase.
Leased assets

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are classified at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and the finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the statement of operations over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are representative of the pattern of benefit derived from the leased asset and accordingly are included in expenses in the periods in which they are incurred.
Asset retirement obligations

Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no material obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097.
Environmental remediation

Remediation costs are accrued based on estimates of known environmental remediation exposure.
INTEROIL ANNUAL REPORT 2006       80

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are determined on an assessment of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. As at December 31, 2006, no provision has been raised.
Disposal of property, plant and equipment

At the time of disposition of plant and equipment, accounts are relieved of the asset values and accumulated depreciation and any resulting gain or loss is included in the statement of operations.
(r) Oil and gas properties
The Company uses the successful-efforts method to account for its oil and gas exploration and development activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. The Company continues to carry as an asset the cost of drilling exploratory wells if the required capital expenditure is made and drilling of additional exploratory wells is underway or firmly planned for the near future or when exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves.
Capitalized costs for producing wells will be subject to depletion on the units-of-production method.
Geological and geophysical costs are expensed as incurred, except when they have been incurred to facilitate production techniques, to increase total recoverability and to determine the desirability of drilling additional development wells within a proved area. Geological and geophysical costs capitalized would be included as part of the cost of producing wells and be subject to depletion on the units-of-production method.
(s) Accounts payable and accrued liabilities
These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.
(t) Employee entitlements
Wages and salaries, and annual leave

Liabilities for wages and salaries, including annual leave expected to be settled within 12 months of the reporting date are recognized in accounts payables in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when liabilities are settled.
Long Service Leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, periods of service and statutory obligations.
Retirement benefit obligations

The Company contributed to a defined contribution plan and the Company’s legal or constructive obligation is limited to these contributions. Contributions to the defined contribution fund are recognized as an expense as they become payable.
Stock-based compensation
Stock-based compensation benefits are provided to employees via the Company Option plan and an employee share scheme. The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the terms of the option, the vesting criteria, the share price at grant date and expected price volatility of the underlying share, the expected yield and risk-free interest rate for the term of the option.
Upon exercise of options, the balance of the contributed surplus relating to those options is transferred to share capital.
81     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
The Company uses the fair value based method to account for employee stock options. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award’s vesting period.
Prior to January 1, 2004, the Company applied the fair value based method only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized. The Company adopted the fair value based method to account for employee stock options, beginning January 1, 2004. In accordance with one of the transitional options permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods in the year ended December 31, 2004. The effect of retroactively adopting the fair value based method to the 2004 financial statements, without restatement, was to increase the opening accumulated deficit by $737,650, increase contributed surplus by $645,216 and increase share capital by $92,434.
Profit-sharing and bonus plans

The Company recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(u) Earnings per share
Basic earnings per share

Basic common shares outstanding are the weighted average number of common shares outstanding for each period. The calculation of basic per share amounts is based on net earnings/(loss) divided by the weighted average of common shares outstanding.
Diluted earnings per share

Diluted per share amounts are computed similarly to basic per share amounts except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, conversion options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and the proceeds from such exercises were used to acquire shares of common stock at the average price during the reporting period.
(v) Reclassification
Certain prior years’ amounts have been reclassified to conform to current presentation.
INTEROIL ANNUAL REPORT 2006       82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
3. FINANCIAL RISK MANAGEMENT
The Company’s activities expose it to a variety of financials risks; market risk, credit risk, liquidity risk and cash flow interest rate risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.
Risk Management is carried out by the Finance Department under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments.
(a) Market risk
Foreign exchange risk
Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Company’s functional currency.
The Company operates internationally and is exposed to foreign exchange risk arising from currency exposures to the United States Dollar.
Most of the Company transactions are undertaken in US Dollars, hence reducing the foreign exchange risk exposure of the Company. The Papua New Guinea Kina exposures are minimized as the downstream sales in local currency is used to adequately cover the operating expenses of the midstream refinery and downstream operations.
Price risk
The midstream refining operations of the Company are largely exposed to price fluctuations during the period between the crude purchases and the refined products leaving the refinery on sales to downstream operations and other distributors. The Company actively tries to manage the price risk by entering into derivative contracts to buy and sell crude and finished products.
The derivative contracts are entered into by the Management based on documented risk management strategies which have been approved by the Risk Management Committee. All derivative contracts entered into are reviewed by the Risk Management Committee as part of the meetings of the Committee.
Product risk
The composition of the crude feedstock will vary the refinery output of products. The 2006 output achieved includes distillates fuels, which includes diesel, gasoline and jet fuels (65%) (2005 – 55%) and naphtha and low sulphur waxy residue (28%) (2005 – 39%). The product yields obtained will vary going forward as the refinery operations are optimized and will vary based on the type of crude feedstock used.
Management tries to manage the product risk by actively reviewing the market for demand and supply, trying to maximize the production of the higher margin products and also renegotiating the selling prices for the lower margin products.
(b) Credit risk
A significant amount of the Company’s export sales are made to one customer in Singapore which represented $86,156,904 (2005 -$151,106,105) or 17% (2005 – 32%) of total sales in the year ended December 31, 2006. The Company’s domestic sales for the period ended December 31, 2006 were not dependent on a single customer or geographic region of Papua New Guinea.
The export sales to one customer cannot be considered a key risk as there is a ready market for InterOil export products and the prices are quoted on active markets.
83     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying business, Company Finance aims at maintaining flexibility in funding by keeping committed credit lines available.
(d) Cash flow and fair value interest rate risk
As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.
The Company’s interest-rate risk arises from long-term borrowings and working capital financing facilities. Borrowings issued at variable rates expose the Company to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Company to fair value interest-rate risk.
Company’s long term borrowings mainly consists of OPIC and Merrill Lynch facilities (refer note 17) and the working capital financing facility is provided by BNP Paribas (refer note 13). Company is actively seeking to manage its cash flow and fair value interest-rate risks.
(e) Geographic risk
The operations of InterOil are concentrated in Papua New Guinea.
4. SEGMENTED FINANCIAL INFORMATION
As stated in note 1, management has identified four major business segments — upstream, midstream, downstream and corporate. The corporate segment includes assets and liabilities that do not specifically relate to the other business segments. Results in this segment primarily include financing costs and interest income.
During the year the Company has started incurring costs in relation to the Liquefaction project which has been reported separately under Midstream – Liquefaction project below.
The foreign exchange loss/(gain) for the years have been disclosed separately during the year to provide additional information to the reader. This item was classified under office and administration and other expenses in the prior periods. The prior period comparatives have been reclassified to reflect the change in disclosure.
During the year, management has also decided to reclassify the interest and other income to the relevant segments to provide additional information to the reader.
Consolidation adjustments relating to total assets relates to the elimination of intercompany loans and investments in subsidiaries.
Notes to and forming part of the segment information
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2.
Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, midstream and downstream include costs allocated from the corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories.
INTEROIL ANNUAL REPORT 2006     84

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

		Midstream
Year ended		- Refining &	Midstream -			Consolidation
December 31, 2006	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	315,211,130	—	195,876,804	—	—	511,087,934
Intersegment revenues	—	136,583,916	—	22,480	8,669,933	(145,276,329)	—
Interest revenue	2,820,888	360,319	—	100,750	1,601,491	(1,659,453)	3,223,995
Other revenue	2,427,816	—	—	1,319,787	—	—	3,747,603

Total segment revenue	5,248,704	452,155,365	—	197,319,821	10,271,424	(146,935,782)	518,059,532

Cost of sales and operating expenses	—	451,374,165	—	183,511,182	—	(135,390,806)	499,494,541
Office and admin and other expenses	6,370,436	8,017,245	694,416	7,671,208	14,974,443	(8,552,604)	29,175,144
Foreign exchange (gain)/loss	(61,423)	(4,635,878)	(219)	(192,433)	145,142	—	(4,744,811)
Exploration costs, excluding exploration impairment	1,657,671	—	—	—	—	—	1,657,671
Exploration impairment	416,923	—	—	—	—	—	416,923
Depreciation and amortisation	806,142	10,729,546	—	909,767	37,247	(130,030)	12,352,672
Accretion expense	3,741,254	—	—	—	—	—	3,741,254
Interest expense	5,428	10,880,779	—	151,730	7,894,820	(1,659,453)	17,273,304

Total segment expenses	12,936,431	476,365,857	694,197	192,051,454	23,051,652	(145,732,893)	559,366,698

(Loss)/income before income taxes and non-controlling interest	(7,687,727)	(24,210,492)	(694,197)	5,268,367	(12,780,228)	(1,202,889)	(41,307,166)
Income tax expense	—	—	—	(2,273,773)	(69,100)	—	(2,342,873)
Non controlling interest	—	259,169	—	—	—	4,790	263,959

Total net income/(loss)	(7,687,727)	(23,951,323)	(694,197)	2,994,594	(12,849,328)	(1,198,099)	(43,386,080)

Total assets	68,260,887	325,351,819	(683,582)	98,722,803	393,700,711	(397,187,776)	488,164,862

85     INTEROIL ANNUAL REPORT 2006

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
(Expressed in United States dollars)

		Midstream
Year ended		- Refining &	Midstream -			Consolidation
December 31, 2005	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	356,326,763	—	124,853,882	—	—	481,180,645
Intersegment revenues	—	80,094,501	—	6,202	5,345,017	(85,445,720)	—
Interest revenue	1,011,511	244,157	—	95,317	686,718	(206,895)	1,830,808
Other revenue	283,634	496	—	245,760	30,509	(32,129)	528,270

Total segment revenue	1,295,145	436,665,917	—	125,201,161	6,062,244	(85,684,744)	483,539,723

Cost of sales and operating expenses	—	436,490,554	—	110,857,139	—	(80,100,703)	467,246,990
Office and admin and other expenses	2,426,909	9,204,613	—	4,724,568	11,608,822	(5,465,658)	22,499,254
Foreign exchange (gain)/loss	(689,084)	1,434,498	—	843	50,333	—	796,590
Exploration costs, excluding exploration impairment	—	—	—	—	—	—	—
Exploration impairment	2,144,429	—	—	—	—	—	2,144,429
Depreciation and amortisation	314,467	10,598,134	—	204,247	49,732	(130,030)	11,036,550
Accretion expense	5,647,491	—	—	—	—	—	5,647,491
Interest expense	—	10,161,899	—	225,450	806,694	(206,895)	10,987,148

Total segment expenses	9,844,212	467,889,698	—	116,012,247	12,515,581	(85,903,286)	520,358,452

(Loss)/income before income taxes and non- controlling interest	(8,549,067)	(31,223,781)	—	9,188,914	(6,453,337)	218,542	(36,818,729)
Income tax expense	—	—	—	(2,755,845)	(76,149)	—	(2,831,994)
Non controlling interest	—	362,140	—	—	—	6,172	368,312

Total net income/ (loss)	(8,549,067)	(30,861,641)	—	6,433,069	(6,529,486)	224,714	(39,282,411)

Total assets	75,587,143	314,904,035	—	47,342,109	317,227,597	(325,503,788)	429,557,096

INTEROIL ANNUAL REPORT 2006     86

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)

		Midstream -
Year ended		Refining and	Midstream -			Consolidation
December 31, 2004	Upstream	Marketing	Liquefaction	Downstream	Corporate	adjustments	Total

Revenues from external customers	—	26,309,547	—	62,410,291	—	(18,075,352)	70,644,486
Intersegment revenues	—	—	—	489,111	3,787,944	(4,277,055)	—
Interest revenue	151,780	8,761	—	56,896	165,024	—	382,461
Other revenue	(39,267)	(63,031)	—	205,836	92,799	—	196,337

Total segment revenue	112,513	26,255,277	—	63,162,134	4,045,767	(22,352,407)	71,223,284

Cost of sales and operating expenses	—	27,685,347	—	53,158,737	—	(15,499,568)	65,344,516
Office and admin and other expenses	1,649,191	3,167,216	—	3,146,905	10,538,730	(3,766,608)	14,735,434
Foregin exchange (Gain)/loss	—	(34,121)	—	—	—	—	(34,121)
Exploration costs, excluding exploration impairment	2,903,313	—	—	—	—	—	2,903,313
Exploration impairment	35,566,761	—	—	—	—	—	35,566,761
Depreciation and amortisation	12,510	311,986	—	224,214	90,365	—	639,075
Interest expense	4,932	843,888	—	455,368	1,899,027	—	3,203,215

Total segment expenses	40,136,707	31,974,316	—	56,985,224	12,528,122	(19,266,176)	122,358,193

(Loss)/income before income taxes and non- controlling interest	(40,024,194)	(5,719,039)	—	6,176,910	(8,482,355)	(3,086,231)	(51,134,909)
Income tax expense	—	—	—	(1,899,803)	24,740	—	(1,875,063)
Non controlling interest	—	68,961	—	—	—	1,130	70,091

Total net income/(loss)	(40,024,194)	(5,650,078)	—	4,277,107	(8,457,615)	(3,085,101)	(52,939,881)

Total assets	21,570,219	310,941,494	—	34,436,144	211,530,962	(192,636,636)	385,842,184

87     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
5. CASH AND CASH EQUIVALENTS
The components of cash and cash equivalents are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Cash on deposit	31,681,435	59,597,724	24,224,523
Bank term deposits
- Papua New Guinea kina deposits	—	—	4,315,513
- Australian dollar deposits	—	4,083	4,362

	31,681,435	59,601,807	28,544,398

6. SUPPLEMENTAL CASH FLOW INFORMATION

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Cash paid during the year
Interest	8,548,552	13,373,832	1,444,006
Income taxes	2,306,218	1,656,985	1,914,459
Interest received	3,154,380	1,800,062	671,479
Non-cash investing and financing activities:
Deferred financing costs included in accounts payable and accrued liabilities	500,000	100,000	—
Accrued financing costs and deferred financing costs	—	—	834,439
Increase in additional paid up capital as a result of a change in accounting policy for stock based compensation (2(t))	—	—	645,216
Decrease in plant and equipment as a result of impairment	755,857	—	—
Deferred liquefaction project liability	6,553,080	—	—
Increase in share capital from:
the exercise of share options	532,232	577,086	646,216
the exercise of warrants	—	120,375	—
change in accounting policy for stock based compensation (note 2(t))	—	—	92,434
transfer of deferred transaction costs on conversion of the debenture	—	—	(3,093,734)
transfer of carrying value of debentures to share capital on conversion of the securities	—	—	42,890,448
conversion of indirect participation interest into share capital	7,948,691	923,000	9,226,260
shares issued to induce conversion of debentures	—	—	6,976,800
transaction costs being attributed to share capital transaction	—	—	300,000
Movement in accumulated deficit as a result of the inducement paid on conversion of the debentures	—	—	(6,899,211)

All non-cash investing and financing activities disclosed in note 6 relate to the “corporate” segment except for that involving the decrease in plant and equipment as a result of impairment (upstream).
INTEROIL ANNUAL REPORT 2006     88

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
7. FINANCIAL INSTRUMENTS
Cash and cash equivalents
With the exception of cash and cash equivalents and restricted cash, all financial assets are non-interest bearing. In 2006, the Company earned -5.0% (2005 – 2.9%) on the cash on deposit which related to the working capital facility. In 2006, cash and cash equivalents earned an average interest rate of -5.1% per annum (2005 – 1.3%, 2004 – 1.6%) on cash, other than the cash on deposit that was related to the working capital facility.
Credit risk is minimized as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognized rating agency. The carrying values of cash and cash equivalents, trade receivables, all other assets, accounts payable and accrued liabilities, all short-term loan facilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments.
Cash restricted
All other components of cash and cash equivalents are non-interest bearing. Restricted cash, which mainly relates to the working capital facility, is comprised of the following:
Cash held as deposit on the working capital facility supports the Company’s working capital facility with BNP Paribas. The balance is initially based on 20% of the outstanding balance of the facility subject to fluctuations or variations in inventory and accounts receivables. The cash held as deposit on secured loan supports the Company’s secured loan borrowings with the Overseas Private Investment Corporation (“OPIC”).
The debt reserve for secured loan supports the bridging facility. As part of the facility, InterOil is required to maintain two quarterly interest repayments in the debt reserve account.
Bank term deposits on Petroleum Prospecting Licenses are unavailable to the Company while Petroleum Prospecting Licenses 236, 237 and 238 are being utilized by the Company.
The prior year balances of restricted cash have been reclassified to correctly reflect the current and non-current component, consistent with the current year presentation.

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Cash deposit on working capital facility (5.0%)	29,301,940	16,452,216	15,497,127

Cash restricted — Current	29,301,940	16,452,216	15,497,127

Cash deposit on secured loan (3.9%)	647,502	106,267	—
Debt reserve for secured loan	2,420,000	—	—
Bank term deposits on Petroleum Prospecting Licenses (0.8%)	107,997	103,786	102,096
Cash deposit on office premises (4.5%)	41,785	—	—

Cash restricted — Non-current	3,217,284	210,053	102,096

	32,519,224	16,662,269	15,599,223

89     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
Commodity derivative contracts
InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product and crude inventories.
At December 31, 2006, InterOil had a net receivable of $1,759,575 (2005 – $1,482,798, 2004 –$503,500) relating to commodity hedge contracts. Of this total, a payable of $45,925 (2005 – receivable of $897,798, 2004 – receivable of $503,500) relates to hedges deemed effective at December 31, 2006 and a receivable of $1,805,500 (2005 – $585,000, 2004 — $nil) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued. The gain/(loss) on hedges for which final pricing will be determined in future periods was $1,385 (2005 — $1,016,998, 2004 – $537,358). This amount has been included in the deferred hedge gain/(loss) account on the balance sheet.
As at December 31, 2006, InterOil had entered into naphtha swap agreements to hedge a portion of first quarter 2007 naphtha sales. These transactions have been hedge accounted and tested for effectiveness on a regular basis. If any of hedge accounted transactions are found to be ineffective in comparison to management’s risk mitigation policies, hedge accounting is discontinued on those transactions.
The gain or loss on derivative contracts that have been hedge accounted are charged to sales or cost of sales depending on the timing of the risk the hedge was expected to cover. The unrealized gain/loss on these hedge transactions are included in deferred hedge gain/ (loss) in the balance sheet until these transactions are settled. The gain on the derivative contracts for which hedge accounting has been discontinued is included in general and administration expenses for the year.
During the year, InterOil entered into Brent contracts to hedge a portion of its anticipated low sulphur waxy residue sales by buying and selling the raw material component, crude at fixed prices to match the timing of the purchase and sale respectively. These transactions are not hedge accounted and any gain/loss on these contracts are included in general and administration expenses for the year. As at December 31, 2006 of the $1,805,500 from non-hedge accounted transactions, $1,745,500 (2005 — $nil, 2004 — $nil) relates to transactions for which hedge accounting was not applied and $60,000 (2005 — $585,000, 2004 — $nil) relates to transactions for which hedge accounting was discontinued.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at December 31, 2006:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell Naphtha	175,000

As at December 31, 2005:

Derivative	Type	Notional volumes (bbls)

Crude swap	Sell crude	300,000
Crude swap	Buy crude	250,000
Jet kerosene crack spread swap	Sell jet kerosene/buy crude	249,999

As at December 31, 2004:

Derivative	Type	Notional volumes (bbls)

Naphtha swap	Sell naphtha	50,000
Naphtha crack spread swap	Sell naphtha/buy crude	50,000

INTEROIL ANNUAL REPORT 2006     90

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
8. TRADE RECEIVABLES
InterOil has a discounting facility with BNP Paribas on specific monetary receivables under which the Company is able to sell, on a revolving basis, specific monetary receivables up to $40,000,000 (refer to note 13). As at December 31, 2006, $23,671,568 (2005
- $23,196,914, 2004 — $13,034,904) in outstanding accounts receivable had been sold with recourse under the facility. As the sale is with recourse, the receivables are retained on the balance sheet and included in the accounts receivable and the proceeds are recognized in the working capital facility. The Company has retained the responsibility for administering and collecting accounts receivable sold.
At December 31, 2006, $55,955,400 (2005 — $39,430,264, 2004 — $49,989,840) of the trade receivables secures the BNP Paribas working capital facility disclosed in note 13. This balance includes $20,186,665 (2005 — $5,059,192, 2004 — $3,078,447) of intercompany receivables which were eliminated on consolidation.
9. INVENTORIES
At December 31, 2006, all inventory balances are carried at cost where as in 2005 and 2004 the balances reflected net realizable value. The net realizable value write downs for prior year 2005 and 2004 of $355,215 and $1,508,334 are included in cost of sales.
At December 31, 2006, $35,171,272 (2005 — $30,986,937, 2004 — $20,368,957) of the midstream inventory balance secures the BNP Paribas working capital facility disclosed in note 13.

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Midstream — refining and marketing (crude oil feedstock)	12,795,356	5,019,580	3,971,982
Midstream — refining and marketing (refined petroleum product)	22,329,270	25,967,357	16,396,975
Midstream — refining and marketing (parts inventory)	46,646	—	—
Downstream (refined petroleum product)	32,422,296	13,100,547	7,547,945

	67,593,568	44,087,484	27,916,902

91      INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
10. PLANT AND EQUIPMENT
The majority of the Company’s plant and equipment is located in Papua New Guinea, except for items in the corporate segment with a net book value of $118,644 (2005 — $132,375, 2004 — $86,327) which are located in Australia. Amounts in deferred project costs and work in progress are not being amortized.
Consolidation entries relates to midstream assets which were created when the gross margin on 2004 refinery sales to the downstream segment were eliminated in the development stage of the refinery.
During the year ended December 31, 2006, InterOil recognized a loss of $263,945 (2005 – gain of $95,053, 2004 – gain of $94,260) on the disposal of assets.
During 2006, InterOil sold one of the two barges included in the upstream segment. Prior to the sale, an impairment assessment was performed and an impairment loss of $755,857 was recognized. This loss is included in office and administrative expenses in the statement of operations.

				Corporate &
December 31, 2006	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	1,247,201	249,741,042	37,697,458	146,797	288,832,498
Deferred project costs and work in progress	—	723,566	715,653	—	1,439,219
Consolidation entries	—	—	—	(2,990,688)	(2,990,688)
Accumulated depreciation and amortisation	(153,455)	(21,760,341)	(22,697,003)	(28,153)	(44,638,952)

Net book value	1,093,746	228,704,267	15,716,108	(2,872,044)	242,642,077

Capital expenditure	—	11,948,960	10,543,840	156,817	22,649,617

				Corporate &
December 31, 2005	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,657,125	238,078,544	12,164,417	331,183	256,231,269
Deferred project costs and work in progress	—	1,987,085	1,386,488	—	3,373,573
Consolidation entries	—	—	—	(3,120,718)	(3,120,718)
Accumulated depreciation and amortisation	(308,378)	(11,245,748)	(7,332,042)	(198,808)	(19,084,976)

Net book value	5,348,747	228,819,881	6,218,863	(2,988,343)	237,399,148

Capital expenditure	—	3,284,108	1,902,334	95,782	5,282,224

				Corporate &
December 31, 2004	Upstream	Midstream	Downstream	Consolidated	Totals

Plant and equipment	5,659,248	236,551,876	10,875,211	263,217	253,349,552
Deferred project costs and work in progress	—	—	949,924	—	949,924
Consolidation entries	—	—	—	(2,002,214)	(2,002,214)
Accumulated depreciation and amortisation	(19,792)	(419,629)	(7,317,596)	(176,890)	(7,933,907)

Net book value	5,639,456	236,132,247	4,507,539	(1,915,887)	244,363,355

Capital expenditure	1,131	40,532,990	1,320,644	83,920	41,938,685

INTEROIL ANNUAL REPORT 2006     92

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
11. OIL AND GAS PROPERTIES
Costs of oil and gas properties which are not subject to depletion and which have not been applied against the indirect participation interest liability (note 18) are as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Drilling equipment	18,242,972	15,100,860	5,353,471
Petroleum Prospecting License drilling programs at cost	19,206,762	1,298,632	1,251,889
PPL 238
Other properties	—	—	—

	37,449,734	16,399,492	6,605,360

The following table discloses a breakdown of the exploration expenses presented in the statements of operations for the periods ended:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Exploration costs, excluding exploration impairment	1,657,671	—	2,903,313
Exploration impairment
Costs incurred in prior years	—	2,059,367	16,576,982
Costs incurred in current year	416,923	85,062	18,989,779

Total exploration impairment	416,923	2,144,429	35,566,761

	2,074,594	2,144,429	38,470,074

93     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (Expressed in United States dollars)
12. INCOME TAXES
The combined income tax expense in the consolidated statements of operations reflects an effective tax rate which differs from the expected statutory rate (combined federal and provincial rates). Differences for the years ended were accounted for as follows:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

(Loss) before income taxes and non controlling interest	(41,307,166)	(36,818,729)	(51,134,909)
Statutory income tax rate	35.10%	35.10%	35.12%

Computed tax (benefit)	(14,498,815)	(12,923,374)	(17,958,580)

Effect on income tax of:
Losses in foreign jurisdictions not deductible	251,639	2,834,689	2,273,530
Non-deductible stock compensation expense	693,601	585,783	424,924
Gains and losses on foreign exchange	(1,358,526)	268,843	58,659
Tax rate differential in foreign jurisditions	1,103,122	1,224,361	(341,613)
Over provision for tax in prior years	(51,632)	(113,950)	(42,874)
Tax losses for which no future tax benefit has been brought to account	12,166,624	9,845,189	2,696,330
Temporary differences for which no future tax benefit has been brought to account	778,301	1,123,458	14,552,726
Temporary differences brought to account on acquisition of subsidiary	1,135,181	(34,902)	(488,027)
Other — net	2,123,377	21,897	699,988

	2,342,872	2,831,994	1,875,063

The future income tax asset comprised the tax effect of the following:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Future tax assets
Temporary differences
Plant and equipment	3,030,479	2,665,173	2,263,654
Exploration expenditure	24,828,156	12,184,351	11,541,022
Other — net	122,713	99,834	127,240

	27,981,348	14,949,358	13,931,916

Losses carried forward	27,060,498	17,373,507	4,850,380

	55,041,846	32,322,865	18,782,296

Less valuation allowance	(53,617,833)	(31,263,967)	(17,478,665)

	1,424,013	1,058,898	1,303,631

All future tax assets recorded in the consolidated balance sheet relate to Papua New Guinea. The amounts are non current at December 31, 2006.
INTEROIL ANNUAL REPORT 2006     94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The valuation allowance for deferred tax assets increased by $22,353,866 (2005 – $13,785,302, 2004 – $16,114,573) in the year ended December 31, 2006. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the actual levels of past taxable income, scheduled reversal of deferred tax liabilities, projected future taxable income, projected tax rates and tax planning strategies in making this assessment. Management has determined that a 100% valuation allowance of the net operating loss carry-forward is appropriate as of December 31, 2006 in respect of losses generated from the operations.
The Refinery Project Agreement gives “pioneer” status to InterOil Limited. This status gives the Company a tax holiday beginning upon the date of the commencement of commercial production, January 1, 2005 and ending in four years on December 31, 2010.
In relation to the refinery, tax losses incurred prior to January 1, 2005 will be frozen during the five year tax holiday and will become available for use after the tax holiday ceases on December 31, 2010. Tax losses carried forward to offset against future earnings total K169,689,231 (US $54,690,839) at December 31, 2006.
All losses incurred by InterOil have a twenty year carry forward period.
13. WORKING CAPITAL FACILITY – CRUDE FEEDSTOCK
As at the beginning of 2006, InterOil has a working capital credit facility with BNP Paribas (Singapore branch) with a maximum availability of $150,000,000. During the year this facility was increased to a maximum availability of $170,000,000.
This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the agreement offers both a cash secured short term facility and a discounting facility on specific monetary receivables (note 8). The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.
The facility bears interest at LIBOR + 2.5% on the short term advances. During the year the weighted average interest rate was 7.28% (2005 – 5.81%, 2004 – 4.36%).
The following table outlines the facility and the amount available for use at year end:

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Working capital credit facility	170,000,000	150,000,000	100,000,000

Less amounts included in the working capital facility liability:
Short term advances	(13,201,940)	(47,527,408)	(63,485,637)
Discounted receivables (note 8)	(23,671,568)	(23,196,914)	(13,034,904)

	(36,873,508)	(70,724,322)	(76,520,541)

Less: other amounts outstanding under the facility:
Letters of credit outstanding	(79,000,000)	(33,765,000)	(14,000,000)
Hedging facility	(1,500,000)	(1,500,000)	—

Working capital credit facility available for use	52,626,492	44,010,678	9,479,459

95	INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
At December 31, 2006, the company had two letters of credit outstanding for $79,000,000, which expire in January 2007. A letter of credit of $42,000,000 relates to a December crude receipt and expires on January 1, 2007 and a letter of credit of $37,000,000 relates to January crude receipt and expires on January 25, 2007.
The cash deposit on working capital facility, as separately disclosed in note 7, included restricted cash of $29,301,940 (2005 — $16,452,216, 2004 — $15,497,127) which was being maintained as a security market for the facility. In addition, inventory of $35,171,272 (2005 — $30,986,937, 2004 — $20,368,957) and trade receivables of $55,955,400 (2005 — $34,371,072, 2004 — $46,911,393) also secured the facility. The trade receivable balance securing the facility includes $20,186,665 (2005 — $5,059,192, 2004 — $3,078,447) of inter-company receivables which were eliminated on consolidation.
14. ACQUISITION OF A SUBSIDIARY
IPL PNG Ltd.
On October 1, 2006, InterOil, through its wholly owned subsidiary, InterOil Products Limited acquired 100% of the outstanding common shares of Shell Papua New Guinea Limited which was subsequently renamed IPL PNG Ltd (“IPL PNG”). IPL PNG is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL PNG’s operations have been included in the consolidated financial statements since October 1, 2006, the date on which control of IPL PNG’s shares was transferred to InterOil. The purchase price is $10,000,000 plus an amount equal to the net current assets of Shell based on the year ended 2005 accounts. However, if the net current assets at the transfer date exceed the net current assets in the year end 2005 accounts by more than Kina 500,000, then InterOil will pay the amount of excess to the vendor.
The transfer date accounts are being reviewed by an independent accountant to establish the final settlement of the purchase price. As at December 31, 2006, InterOil has paid $30,639,000 in cash to Shell and this balance will be further subject to a working capital adjustment. As at December 31, 2006, InterOil has accrued $1,771,000 as expected adjustment to purchase price for the working capital adjustment. In addition to the amounts paid and accrued by IPL, $171,410 of acquisition related costs have been incurred on the transaction.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	4,989,895
Trade receivables	6,288,834
Inventory	20,429,728
Other assets	2,190,226
Future income tax benefit	1,698,224
Property, plant and equipment	8,799,691

Total assets acquired	44,396,598

Accounts payable and accrued liabilities	(11,815,188)

Net assets acquired	32,581,410

The net cash paid on purchase of IPL PNG of $25,820,515 is comprised of $30,639,000 paid to Shell during the year and $171,410 transaction costs incurred, less $4,989,895 held by IPL PNG at the time of acquisition.
PNG LNG Inc. and Liquid Niugini Gas Ltd
In 2006, InterOil acquired 100% of the issued share capital of PNG LNG, Inc. and Liquid Niugini Gas Ltd for a total cost of $1,001. The purchase price reflected the book value of the shares at the time of acquisition as both were dormant shelf companies at the time of acquisition. These companies comprise the Midstream – liquefaction segment reported in these financials.
INTEROIL ANNUAL REPORT 2006      96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
Direct Employment Services Company and SPI InterOil Holdings Limited
In 2005, InterOil acquired 100% of the issued share capital of Direct Employment Services Company (“DESC”) and SPI InterOil Holdings Limited for a total cost of $2,000 which was paid in cash. The purchase price reflected the book value of the shares at the time of acquisition.
DESC was initially established for the purposes of providing non-profit management services to the Company for its U.S. employees and it has continued to provide management services to the Company since its acquisition. Prior to its acquisition, DESC was partially owned by Christian Vinson, the Company’s Chief Operating Officer.
SPI InterOil Holdings Limited is a dormant shelf company to be used for a future business endeavor.
InterOil Products Limited
On April 28, 2004, InterOil, through its wholly owned subsidiary, SPI Distribution Limited, acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited (“IPL”). IPL is a distributor of refined petroleum products in Papua New Guinea.
The results of IPL’s operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL’s shares was transferred to InterOil. Under the purchase agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28, 2004 of $1,243,746 was recognized as a reduction in the acquisition cost.
The adjusted purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price was paid in 2004. The remaining $12,226,854 (discounted amount $12,123,106) was paid on March 1, 2005 and was included in current liabilities in the financial statements at December 31, 2004.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Cash	5,859,517
Trade receivables	8,241,400
Inventory	6,759,089
Other assets	1,614,249
Future income tax benefit	640,284
Property, plant and equipment	3,180,530

Total assets acquired	26,295,069

Accounts payable and accrued liabilities	(13,399,720)

Net assets acquired	12,895,349

The net cash received from the purchase of IPL (excluding the deferred settlement) of $4,631,904 is comprised of $5,859,517 held by IPL at the time of acquisition less $1,000,000 paid relating to the acquisition price and $227,613 paid in transaction costs and in stamp duty.
15. RELATED PARTIES
Petroleum Independent and Exploration Corporation (“P.I.E.”)
P.I.E. is controlled by Phil Mulacek, an officer and director of InterOil and acts as a sponsor of the Company’s oil refinery project. Articles of association of SPI InterOil LDC (“SPI”) provide for the business and affairs of the entity to be managed by a general manager appointed by the shareholders of SPI and its US sponsor under the Overseas Private Investment Corporation (“OPIC” - which is an agency of the US Government) loan agreement. SPI does not have a Board of Directors, instead P.I.E. has been appointed as the general manager of SPI. Under the laws of the Commonwealth of The Bahamas, the general manager exercises all powers which would typically be exercised by a Board of Directors, being those which are not required by laws or by SPI’s constituting documents to be exercised by the members (shareholders) of SPI.
97       INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
During the year, $150,000 (2005 — $150,000, 2004 — $150,410) was expensed for the sponsor’s legal, accounting and reporting costs. These costs were included in accrued liabilities at December 31, 2006.
During the prior year ended December 31, 2005, a balance outstanding from 2004 of $1,056,251 was repaid in full. The loan had interest charged at 5.75% per annum while it was outstanding in 2005. For the year ended December 31, 2005, the Company incurred total interest to P.I.E. amounting to $9,376 (2004 – $246,745). All of the interest collected by P.I.E. on this loan was used to pay interest incurred under the Wells Fargo facility.
Breckland Limited
The entity is controlled by Roger Grundy, a director of InterOil, and provides technical and advisory services to the Company on normal commercial terms. Amounts paid or payable to Breckland during the year amounted to $140,165 (2005 — $179,608, 2004 — $120,426).
Direct Employment Services Company (“DESC”)
The services of certain executive officers and senior management of the Company are provided under a management services agreement with DESC. DESC is a U.S. private Company that was partially owned by Christian Vinson, the Company’s Chief Operating Officer prior to its acquisition by InterOil on November 23, 2005 (note 14). In 2005, InterOil acquired 100% of the issued share capital of the entity for a total cost of $1,000 which was paid in cash. Christian Vinson received $500 for his 50% interest in the entity. The purchase price reflects the book value of the shares at the time of acquisition. Prior to the acquisition, DESC was paid $549,978 for its management services in the nine months ended September 30, 2005 (year ended 2004 – $708,104).
Director fees
Amounts due to Directors and executives at December 31, 2006 totaled $18,000 for Directors fees (2005 - $30,500, 2004 — $61,000) and $nil for executive bonuses (2005 — $573,571, 2004- $320,000). These amounts are included in accounts payable and accrued liabilities.
BNP Paribas
One of our Directors — Edward Speal, is the President and CEO of BNP Paribas (Canada). InterOil has a working capital facility with BNP Paribas (Singapore) of $170,000,000 (as per note 13) - Management does not consider this to be related party transaction as the Director does not have the ability to exercise, directly or indirectly, control, joint control or significant influence over BNP (Singapore).
16. UNSECURED LOAN
On January 28, 2005, InterOil obtained a $20 million term loan facility. The loan had an interest rate equal to 5% per annum payable quarterly in arrears and includes a 1% arrangement fee of the face amount. On July 21, 2005, the short term loan facility increased from $20 million to $25 million. The term of the loan was fifteen months from the initial disbursement dates, and was repayable at any time prior to expiry with no penalty.
The loan and all accrued interest was repaid during 2006 and therefore the total balance outstanding at December 31, 2006 is $nil (2005 — $21,453,132).
17. SECURED LOAN
OPIC Secured Loan
On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan is secured over the assets of the refinery project which have a carrying value of $228,704,267 at December 31, 2006 (2005 — $ 225,669,179 – 2004 - $236,132,247).
INTEROIL ANNUAL REPORT 2006       98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Secured loan (OPIC) — current portion	13,500,000	9,000,000	9,000,000

Secured loan (OPIC) — non current portion	62,500,000	71,500,000	76,000,000
Secured loan (bridging facility) — non current portion	121,666,433	—	—

Total non current secured loan	184,166,433	71,500,000	76,000,000

Total secured loan	197,666,433	80,500,000	85,000,000

The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread (3%). During 2006 the weighted average interest rate was 7.01% (2005 — 7.10%, 2004 — 6.65%) and the total interest expense included in long term borrowing costs was $5,512,975 (2005 — $ 6,038,887, 2004 — $nil).
The loan agreement was last amended on December 29, 2006. Under the amendment, the half yearly principal payment due in December 2006 and June 2007 of $4,500,000 each have been deferred until December 31, 2007 and interest previously due on December 31, 2006 and June 30, 2007 were deferred until September 30, 2007. The normal repayment of interest and principal will recommence on September 30, 2007 and December 31, 2007 respectively. Interest relating to the loan is accrued in the financial statements and has been included in accounts payable and accrued liabilities. Fees of $500,000 associated with the amendment have been included in deferred financing costs and accrued financing costs at December 31, 2006.
Due to the amendment of the loan agreement, three installment payments amounting to $13,500,000 which become due for payment on December 31, 2007 have been reclassified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. Under the amendment, the covenants related to minimum levels of tangible net worth have been waived until June 2008.
Deferred financing costs relating to OPIC loan of $1,582,555 (2005 — $1,256,816, 2004 — $1,311,488) are being amortized over the period until December 2014.
The accrued financing costs of $1,450,000 (2005 — $921,109 – 2004 — $863,329) included discounting of the liability. The total liability is $1,450,000 and will be due for payment in four quarterly installments of $362,500 commencing on December 31, 2007. As at December 31, 2006 $1,087,500 is included under non-current liabilities and the balance is included under current liabilities.
Bridging Facility
InterOil entered into a loan agreement for $130,000,000 on May 3, 2006. The loan is divided into two Tranche’s — Tranche 1, which represents $100,000,000 and Tranche 2, which represented the remaining balance of $30,000,000. As at December 31, 2006, InterOil has drawn down the full facility of $130,000,000. The agreement contains certain financial covenants which include the maintenance of minimum levels of fixed charge ratios, a maximum leverage ratio and limitations on the incurrence of additional indebtedness. The loan is secured over the assets of the downstream business and secondary security over refinery assets.
The full balance of the loan will be repayable on May 3, 2008 with interest payable quarterly in arrears. The interest rate on the loan will be 4% commencing on May 3, 2006 and ending on March 31, 2007. Between March 31, 2007 and the end of the facility (May 3, 2008), the interest rate will be 10% unless a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007.
99       INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
If the Project Agreement is delivered on or before March 31, 2007, the interest rate will continue to be 4% for the full life of the loan. Management believe that there is high likelihood of the LNG/NGL Project Agreement being signed before the due date to achieve the discounted interest rate for the last year of the facility.
The loan is valued on the balance sheet based on the present value of the expected cash flows. The expected cash flows include not only interest payments but also a 3.5% commitment fee payable to the lenders at the time of each draw down. The expected cash flows have been adjusted to take into account the likelihood of different interest rate outcomes relevant to the second year of the facility. Interest expense is recognized based on the market rate of interest InterOil would be expected to pay on such a borrowing should it not be connected to an LNG/NGL Project. The effective rate used in the calculation is 9.18%.
The difference between the book value of the loan at the time of the cash being received and the actual funds drawn down is the Deferred liquefaction project liability in the current liability section of the balance sheet. This liability of $6,553,080 will be transferred to the profit and loss account as income if a definitive LNG/NGL Project Agreement is executed by InterOil and the lenders on or before March 31, 2007.
Annual administration fees of $100,000 has been included under deferred financing costs and amortized over the year until May 2007. The balance as at December 31, 2006 was $33,333.
Bank covenants under the above facilities currently restrict the payment of dividends by the Company.
18. INDIRECT PARTICIPATION INTERESTS
Indirect participation interest (“IPI”)

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Current portion	12,460,725	35,092,558	13,749,852

Non current portion	36,827,877	30,166,311	—

Total indirect participation	49,288,602	65,258,869	13,749,852

The IPI balance relates to $125,000,000 received by InterOil subject to the terms of the agreement dated February 25, 2005 between the corporation and certain investors. In exchange InterOil has provided the investors with a 25% interest in an eight well drilling program to be conducted in InterOil’s petroleum prospecting licenses 236, 237 and 238. Prior to December 31, 2004, the Company received deposits of $13,749,852 and the remaining $111,250,148 was received in 2005.
Under the agreement, all or part of this indirect participation interest may be converted to a maximum of 3,333,334 common shares in the company between June 15, 2006 and the later of December 15, 2006, or until 90 days after the completion of the eighth well at a price of $37.50 per share. Should the conversion to shares not be exercised, the indirect participation interest in the eight well drilling program will be maintained and distributions from success in these wells will be paid in accordance with the agreements. Any partial conversion of an indirect participation interest into common shares will result in a corresponding decrease in the investors’ interest in the eight well drilling program.

Under the IPI agreement, InterOil is responsible for drilling the eight wells, four of which will be in PPL 238, one in PPL 236, and one in PPL 237.
INTEROIL ANNUAL REPORT 2006      100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The investors will be able to approve the location of the final two wells to be drilled. In the instance that InterOil proposes completion of an exploration or development well, the investors will be asked to contribute to the completion work in proportion to their IPI percentage and InterOil will bear the remaining cost. Should an investor choose not to participate in the completion works, the investor will forfeit their right to the well in question as well as their right to convert into common shares.
InterOil has accounted for the $125,000,000 indirect participation interest as a non financial liability with a conversion option. The initial value of the conversion option was calculated using the Black-Scholes Model with the following assumptions: a risk free rate of 3.2%, a volatility of 45%, a life of 695 days, and a dividend yield of nil. The fair value of the conversion feature as of February 4, 2005 (the date the terms of the IPI agreement were initially agreed to with investors), using the Black-Scholes model, was $26,121,864. The fair value of the IPI liability was calculated based on projected costs of $105,000,000 related to completing the Company’s obligations under the IPI agreement, discounted at a rate of 11.25%. The fair value of the IPI liability component was $93,705,017.
The sum of the calculated value of the conversion option and the IPI liability resulted in a calculated value for the total IPI agreement amounting to $119,826,881. The Company used the relative fair value approach to adjust the non-financial liability and the conversion feature associated with the IPI agreement to equal the total proceeds received in connection with the IPI agreement. The calculated value of the conversion option was approximately 21.80% of the total calculated value. This percentage was multiplied by the total gross proceeds from the IPI agreement of $125 million to arrive at the book value of the conversion option of $27,249,587. The book value of the IPI liability of $97,750,413 was calculated in the same manner.
The difference between the original book value of the non-financial liability ($97,750,413) and the actual expenditures, up to $105,000,000, will be treated as accretion expense over the life of the IPI agreement and is recognized in the income statement using the effective interest rate method. In the event that expenditures for the eight well drilling program exceed $105,000,000, these additional costs will be either capitalized as exploration expenditures or expensed in accordance with the successful efforts method of accounting.
All costs incurred by the Company relating to the eight well drilling program, including geological and geophysical costs, and commission costs associated with structuring the agreement, will be charged against the liability to a maximum amount of $105,000,000. To December 31, 2006 a total of $51,259,158 (2005 — $31,774,513) has been charged against the liability for geological and geophysical costs and drilling costs and an additional $6,364,523 (2005 — $6,364,523) has been charged against the liability for finance and transaction costs. The liability was increased during the year by an accretion expense of $3,514,378 (2005 — $5,647,491). This amount represents the accretion of the discount calculated on the non-financial liability component of the indirect participation interest. InterOil will bear the costs for subsequent works projects and completion activities in proportion to its remaining ownership in the eight wells. These costs are accounted for in accordance with the Company’s stated accounting policies.
InterOil paid financing fees and transaction costs of $8,138,742 related to the indirect participation interest on behalf of the indirect participation interest investors in 2005. These fees have been apportioned between the indirect participation interest and the conversion options in the same proportion as the original $125,000,000 was allocated between the non financial liability and the conversion options.
101      INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The indirect participation interest liability portion of the finance and transaction costs was $6,364,523 and the remaining $1,774,219 was allocated against the conversion option, reducing the conversion option value to $25,475,368.
Indirect participation interest - PNGDV

	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Current portion	730,534	—	—

Non current portion	1,012,999	9,685,830	10,608,830

Total indirect participation interest — PNGDV	1,743,533	9,685,830	10,608,830

As at December 31, 2006, the balance of the PNG Drilling Ventures Limited (“PNGDV”) indirect participation interest in the Company’s phase one exploration program within the area governed by Petroleum Prospecting Licenses 236, 237 and 238 is $1,743,533 (2005 — $9,685,830, 2004 — $10,608,830). This is the result of an amendment to the original agreement whereby PNG Drilling Ventures Limited converted their remaining balance of $9,685,830 into 575,575 InterOil common shares and also retained a 6.75% interest in the next four wells (the first of the four wells is Elk-1). PNGDV also has the right to participate in the 16 wells that follow the first four mentioned above up to an interest of 5.75% at a cost of $112,500 per 1% per well (with higher amounts to be paid if the depth exceed 3,500 meters and the cost exceeds $8,500,000).
The accounting for the amendment to the agreement resulted in the fair value of the shares issue of $7,948,691 being recognized as share capital. The Company has also recognized a liability relating to its obligation to drill four wells on behalf of the investors of $3,184,040.
The difference between the opening balance and the amount allocated to share capital and the amount allocated to the liability of $1,446,901 has been expensed as a cost of amending the original transaction.
During the year ended December 31, 2006, $1,667,396 of geological and geophysical costs and drilling costs have been allocated against the liability of $3,184,040 and the liability has increased by the accretion of $226,889, bringing the remaining balance to $1,743,533.
Other
In addition to the above, PNG Energy Investors (“PNGEI”), an indirect participation interest investor, that converted all of its interest to common shares in fiscal year 2004, has the right to participate up to a 4.25% interest in wells 9 to 24. In order to participate, PNGEI would be required to contribute a proportionate amount of drilling costs related to these wells.
19. NON CONTROLLING INTEREST
On September 11, 1998 Enron Papua New Guinea Ltd (“Enron”), SPI’s former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron’s voting, non-participating shares in E.P. InterOil Limited (“EPI”), a wholly owned subsidiary of SPI, for a nominal amount. Enron no longer actively participates in the refinery operations but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the refinery. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.
At December 31, 2006, a subsidiary, SP InterOil LDC, holds 98.92% (2005 — 98.83%) of the non-voting participating shares issued from EPI.
INTEROIL ANNUAL REPORT 2006       102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
20. SHARE CAPITAL
The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.
Common shares — Changes to issued share capital were as follows:

	Number of shares	$

January 1, 2003	20,585,943	94,120,609
Shares issued for cash	3,817,500	61,060,640
Shares issued for debt	31,240	316,359
Shares issued on exercise of options	381,278	1,951,592

January 1, 2004	24,815,961	157,449,200
Shares issued for debt	3,184,828	56,698,121
Shares issued on exercise of options	310,095	2,666,333

December 31, 2004	28,310,884	216,813,654
Shares issued for debt	52,000	923,000
Shares issued on exercise of warrants	19,168	540,346
Shares issued on exercise of options	781,268	5,657,500

December 31, 2005	29,163,320	223,934,500
Shares issued on exercise of options	132,285	2,006,175
Shares issued on amendment of indirect participation interest — PNGDV	575,575	7,948,691

December 31, 2006	29,871,180	233,889,366

103       INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
21. STOCK COMPENSATION
At December 31, 2006, there were 2,570,500 (2005 – 911,068) common shares reserved for issuance under the Company stock option plan.
Options are issued at no less than market price to directors, staff and contractors. Options are exercisable on a 1:1 basis. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Company and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.
The fair value of the 725,500 (2005 — 516,450, 2004 — 224,460) options granted subsequent to January 1, 2006 has been estimated at the date of grant in the amount of $6,447,315 (2005 - $4,834,139, 2004 — $1,122,938) using a Black-Scholes pricing model. An amount of $1,976,072 (2005 - $1,668,896, 2004 — $1,202,921) has been recognized as compensation expense for the year ended December 31, 2006. Of the current year compensation expense of $1,976,072 (2005 - $1,668,896, 2004 - $1,202,921), $1,443,840 (2005 – $1,091,810, 2004 – $656,338) was adjusted against contributed surplus under equity and $532,230 (2005 – $577,086, 2004 – $546,583) was applied to share capital.

	December 31, 2006		December 31, 2005		December 31, 2004
	Number of	Weighted average		Weighted average
Stock options outstanding	options	exercise price $	Number of options	exercise price $	Number of options

Outstanding at beginning of year	746,800	22.23	1,162,322	9.91	1,363,265
Granted	725,500	15.87	516,450	25.82	224,460
Exercised	(132,285)	(11.14)	(781,322)	(6.50)	(310,095)
Forfeited	(285,433)	(18.01)	(74,000)	(13.11)	(100,308)
Expired	(41,082)	(15.36)	(76,650)	(26.01)	(15,000)

Outstanding at end of year	1,013,500	20.59	746,800	22.23	1,162,322

	Options issued and outstanding			Options exercisable
			Weighted average
	Number of	Weighted average	remaining term		Weighted average
Range of exercise prices $	options	exercise price $	(years)	Number of options	exercise price $

2.75 to 5.00	—	—	—	—	—
5.01 to 8.00	10,000	5.27	0.39	10,000	5.27
8.01 to 12.00	—	—	—	—	—
13.01 to 24.00	714,000	18.03	3.63	150,000	18.84
24.00 to 31.00	289,500	27.44	1.93	77,500	30.27

	1,013,500	20.59	2.97	237,500	22.00

INTEROIL ANNUAL REPORT 2006      104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The assumptions contained in the Black Scholes pricing model are as follows:

		Risk free	Dividend		Weighted average expected
Year	Period	interest rate (%)	yield	Volatility (%)	life for options

2006	October 1 to December 31	4.6	—	65	5.0
2006	July 1 to September 30	5.1	—	68	4.2
2006	January 1 to June 30	4.4	—	60	4.8
2005	July 1 to December 31	2.5	—	55	3.6
2005	January 1 to June 30	2.5	—	45	3.2
2004	January 1 to December 31	2.5	—	45	3.8

22. DEBENTURES AND WARRANTS
In 2004, InterOil issued a total of $45,000,000 in senior convertible debentures. The debentures were to mature on August 28, 2009 and bore interest at a rate of 8.875% per annum, payable quarterly. The debentures were converted into 2,232,143 common shares of the Company at a fixed conversion price of $20.16 per share on December 31, 2004 at the investors’ option.
In 2004, in connection with the issuance of senior convertible debentures, InterOil issued five-year warrants to purchase 359,415 common shares at an exercise price equal to $21.91. A total of 340,247 (2005 – 340,247, 2004 – 359,415) were outstanding at December 31, 2006. The warrants are exercisable between August 27, 2004 and August 27, 2009. The warrants are recorded at the fair value calculated at inception as a separate component of equity. The fair value was calculated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 2.5%, dividend yield of nil, volatility factor of the expected market price of the Company’s common stock of 45% and a weighted average expected life of the warrants of five years.
23. LOSS PER SHARE
Warrants, conversion options and stock options totaling 4,687,081 common shares at prices ranging from $5.27 to $37.50 were outstanding as at December 31, 2006 but were not included in the computation of the diluted loss per share because they caused the loss per share to be anti-dilutive.
105       INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
24.	COMMITMENTS AND CONTINGENCIES
Payments due by period contractual obligations are as follows:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years
	‘000	‘000	‘000	‘000	‘000	‘000	‘000
Secured loan obligations	197,666	13,500	130,666	9,000	9,000	9,000	26,500
Accrued financing costs	1,450	363	1,087	—	—	—	—
Acquisition of subsidiary — IPL PNG Ltd	1,771	1,771	—	—	—	—	—
Indirect participation interest — PNGDV (note 18)	1,744	731	1,013	—	—	—	—
Indirect participation interest (note 18)	49,289	12,461	21,087	15,740	—	—	—
Petroleum prospecting and retention licenses (a)	5,237	1,877	3,360	—	—	—	—

	257,157	30,703	157,213	24,740	9,000	9,000	26,500

(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well on PPL 237 in the two year period commencing March 2007. As the cost of drilling this well cannot be estimated, it is not included within the above table.
The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.
The Company currently has an outstanding $10.6 million cost of control insurance claim for the Elk well which is being assessed by the loss adjusters. The amount and timing of any payment related to this claim is currently unknown.
The Company has income tax filings that are subject to audit and potential reassessment. The findings may impact the tax liability of the Company. The final results are not reasonably determinable at this time and management believes that it has adequately provided for current and future income taxes.
25.	SUBSEQUENT EVENTS
On March 30, 2007, the Company’s $130 million secured bridging facility (refer to note 17) was amended to extend the period subject to the existing 4% interest rate from March 31, 2007 to June 30, 2007. Between June 30, 2007 and the end of the facility (May 3, 2008), the interest rate will be 10% unless a definitive LNG/NGL Project Agreement is executed on or before June 30, 2007. If the Project Agreement is delivered on or before June 30, 2007, the interest rate will continue to be 4% for the full life of the loan.
26.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
The audited consolidated financial statements of the Company for the twelve month periods ended December 31, 2006, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which, in most respects, conforms to generally accepted accounting principles in the United States (“U.S. GAAP”). The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.
INTEROIL ANNUAL REPORT 2006     106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The significant differences between Canadian GAAP and U.S. GAAP as they relate to the Company are presented throughout this note. Additionally, where there is no significant conflict with Canadian GAAP requirements some of the additional U.S. GAAP disclosure requirements have been incorporated throughout the Canadian GAAP financial statements.
Consolidated statements of operations
The following table presents the consolidated statements of operations under U.S. GAAP compared to Canadian GAAP:
Reconciliation of Canadian GAAP net income/(loss) to US GAAP net income/(loss)

	Year ended
	December 31, 2006 $		December 31, 2005 $		December 31, 2004 $
	Canadian		Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP	GAAP	U.S. GAAP

Revenue
Sales and operating revenues (1)	511,087,934	511,189,438	481,180,645	481,180,645	70,644,486	121,974,268
Interest income	3,223,995	—	1,830,808	—	382,461	—
Other income	3,747,603	—	528,270	—	196,337	—

	518,059,532	511,189,438	483,539,723	481,180,645	71,223,284	121,974,268
Expenses
Cost of sales and operating expenses (excluding depreciation shown below) (1)	499,494,540	499,584,532	467,246,990	467,400,576	65,344,516	129,871,126
Administrative and general expenses (1), (2)	20,728,618	20,762,574	14,672,793	14,687,717	7,831,550	8,081,740
Depreciation and amortization (1)	12,352,672	11,591,513	11,036,550	10,836,696	639,075	1,462,953
Exploration costs, excluding exploration impairment	1,657,671	1,657,671	—	—	2,903,313	2,903,313
Exploration impairment	416,923	416,923	2,144,429	2,144,429	35,566,761	35,566,761
Legal and professional fees (1)	3,937,517	3,937,517	3,606,415	3,606,415	3,573,727	3,655,631
Short term borrowing costs	8,643,927	8,643,927	8,855,857	8,855,857	4,705,190	4,705,190
Long term borrowing costs (1)	11,691,485	11,691,485	6,351,337	6,351,337	1,401,256	1,897,029
Accretion expense	3,741,254	3,741,254	5,647,491	5,647,491	—	—
Debt conversion expense (5)	—	—	—	—	—	6,976,800
Loss/(gain) on revaluation of conversion options (6)	—	19,755,017	—	(4,279,284)	—	—
Loss on amendment of indirect participation interest — PNGDV (16)	1,446,901	1,446,901	—	—	—	—
Foreign exchange loss/(gain) (2)	(4,744,810)	(4,744,810)	796,590	796,590	392,805	392,805
Non-controlling interest (7)	(263,959)	(265,865)	(368,312)	(368,475)	(70,091)	(265,624)
Interest income	—	(3,223,995)	—	(1,830,808)	—	(382,461)
Other income	—	(3,747,603)	—	(528,270)	—	(196,337)

	559,102,739	571,247,041	519,990,140	513,320,271	122,288,102	194,668,926

Loss before income taxes	(41,043,207)	(60,057,603)	(36,450,417)	(32,139,626)	(51,064,818)	(72,694,658)

Income tax expense (3)	(2,342,873)	(2,342,873)	(2,831,994)	(2,831,994)	(1,875,063)	(1,875,063)

Loss before cumulative effect of accounting change	(43,386,080)	(62,400,476)	(39,282,411)	(34,971,620)	(52,939,881)	(74,569,721)
Cumulative effect of accounting change (4)	—	—	—	—	—	(737,650)

Net loss	(43,386,080)	(62,400,476)	(39,282,411)	(34,971,620)	(52,939,881)	(75,307,371)

107     INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
Reconciliation of Canadian GAAP net income/(loss) to US GAAP net income/(loss) (continued)

	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004
	$	$	$

Net loss as shown in the Canadian GAAP financial statements	(43,386,080)	(39,282,411)	(52,939,881)
Description of items having the effect of increasing reported income
Decrease in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	761,159	199,854	—
Gain on revaluation of conversion options (6)	—	4,279,284	—
Decrease in non-controlling interest expense (7)	1,907	163	195,533
Decrease in administrative and general expenses from ineffective portion of hedges (2)	—	22,456	—
Increase in sales as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery(1)	—	—	51,329,782
Increase in sales from ineffective portion of hedges (2)	101,504	—	—
Decrease in foreign exchange loss (2)	—	—	—
Description of items having the effect of decreasing reported income
Loss on revaluation of conversion options (6)	(19,755,017)	—	—
Increase in depreciation and amortization due to difference in date of commencement of operations of refinery (1)	—	—	(823,878)
Increase in non-controlling interest expense (7)	—	—	—
Increase in cost of sales and operating expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(153,586)	(64,526,610)
Increase in cost of sales from ineffective portion of hedges (2)	(89,992)	—	—
Increase in administrative and general expenses from ineffective portion of hedges (2)	(33,956)	—	—
Increase in administrative and general expenses as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	(37,380)	(250,190)
Increase in legal and professional fees as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(81,904)
Increase in long term borrowing costs as a result of items being ineligible for capitalization due to difference in date of commencement of operations of refinery (1)	—	—	(495,773)
Debt conversion expense (5)	—	—	(6,976,800)
Cumulative effect of accounting change relating to stock compensation	—	—	(737,650)

Net loss according to US GAAP	(62,400,476)	(34,971,620)	(75,307,371)

Statements of comprehensive income/(loss), net of tax

	Year ended
	December 31, 2006	December 31, 2005	December 31, 2004
	$	$	$

Net loss in accordance with U.S. GAAP, net of tax	(62,400,476)	(34,971,620)	(75,307,371)
Foreign currency translation reserve, net of tax	1,015,426	14,243	463,200
Deferred hedge gain, net of tax	(993,153)	457,184	537,358

Total other comprehensive income, net of tax	22,273	471,427	1,000,558

Comprehensive loss, net of tax	(62,378,203)	(34,500,193)	(74,306,813)

INTEROIL ANNUAL REPORT 2006      108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
Statements of cash flows
There are no material differences in the statement of cash flows between Canadian and US GAAP except for the classification of ‘Expenditure on oil and gas properties’ which is classified under investing activities under Canadian GAAP. Under US GAAP this item is classified as an operating activity.
Statements of accumulated other comprehensive income, net of tax (AOCI)

	Foreign currency		Total accumulated other
	translation reserve	Deferred hedge gain	comprehensive income

AOCI balance as of December 31, 2003	—	—	—
Current period change	463,200	537,358	1,000,558

AOCI balance as of December 31, 2004	463,200	537,358	1,000,558
Current period change	14,243	457,184	471,427

AOCI balance as of December 31, 2005	477,443	994,542	1,471,985
Current period change	1,015,426	(993,153)	22,273

AOCI balance as of December 31, 2006	1,492,869	1,389	1,494,258

Per share amounts
Basic per share amounts are computed by dividing net income available to shareholders by the weighted average number of shares outstanding for the reporting period. Diluted per share amounts reflects the potential dilution that could occur if options or contracts to issue shares were exercised or converted into shares.
For the calculation of diluted per share amounts, the basic weighted average number of shares is increased by the dilutive effect of stock options determined using the treasury method. No potential shares in options on issue were dilutive for the years ended December 31, 2006, 2005 and December 31, 2004.

Weighted average number of shares on which	Year ended December 31,
earnings per share calculations are based in
accordance with U.S. GAAP	2006	2005	2004

Basic	29,602,360	28,832,263	25,373,575
Effect of dilutive options	—	—	—

Diluted	29,602,360	28,832,263	25,373,575

Net income/(loss) per share in accordance with U.S. GAAP
Basic	(2.11)	(1.21)	(2.97)
Diluted	(2.11)	(1.21)	(2.97)

109      INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
Consolidated balance sheets

	December 31, 2006		December 31, 2005		December 31, 2004
	Canadian		Canadian		Canadian
	GAAP	U.S. GAAP	GAAP	U.S. GAAP	GAAP	U.S. GAAP

Current assets	201,714,996	201,714,996	173,442,742	173,442,742	132,258,350	132,258,350
Oil and gas properties	37,449,734	37,449,734	16,399,492	16,399,492	6,605,360	6,605,360
Capital assets (1),(2)	242,642,077	231,175,281	237,399,148	225,171,193	244,363,355	232,496,306
Deferred financing costs	1,716,757	1,716,757	1,256,816	1,256,816	1,311,488	1,311,488
Restricted Cash	3,217,284	3,217,284	—	—	—	—
Future income tax benefit (3)	1,424,014	1,424,014	1,058,898	1,058,898	1,303,631	1,303,631

Total assets	488,164,862	476,698,066	429,557,096	417,329,141	385,842,184	373,975,135

Current liabilities (2),(6)	146,214,601	173,164,195	167,192,503	188,187,731	142,197,050	141,659,692
Accrued financing costs	1,087,500	1,087,500	921,109	921,109	863,329	863,329
Long term debt(6)	222,007,309	236,007,431	111,352,141	110,536,000	86,608,830	86,608,830
Non-controlling interest(7)	5,759,206	5,416,831	6,023,149	5,682,695	6,404,262	6,063,971
Shareholders’ equity (1),(2),(4),(5),(6)	113,096,246	61,022,109	144,068,194	112,001,606	149,768,713	138,779,313

Total liabilities and shareholders’ equity	488,164,862	476,698,066	429,557,096	417,329,141	385,842,184	373,975,135

(1)	Operations

The Company determined that refinery operations commenced under U.S. GAAP at December 1, 2004, which is the date management assessed that construction of the refinery was substantially complete and ready for its intended use. The Company ceased capitalization of certain costs to the refinery project at this date and recognized one month’s results from sales, related costs of sales and operating expenses and administrative and general expenses in the statement of operations for the year ended December 31, 2004.

As disclosed in note 2(q) in the consolidated financial statements, operations commenced on January 1, 2005 under Canadian GAAP. Therefore, the Company continued to capitalize December 2004’s results to the refinery project. Due to the difference in the cost basis of the refinery, the depreciation expense recorded under U.S. GAAP differs from that recorded under Canadian GAAP during 2005.

In the prior year, in addition to recognizing December 2004’s results in the statement of operations, one month of depreciation expense was also recorded under U.S. GAAP for the refinery during 2004. The useful life for the refinery under U.S. GAAP is the same as that disclosed under Canadian GAAP in note 2(q) in the consolidated financial statements.

(2)	Derivative instruments and hedging

The Company accounts for derivatives and hedging activities in accordance with FASB Statement No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities”, as amended (“SFAS No. 133”), which requires that all derivative instruments be recorded on the balance sheet at their respective fair values.

The Canadian Institute of Chartered Accountants issued Accounting Guideline 13 “Hedging Relationships” (“AcG-13”), which became effective January 1, 2004. This guideline was issued to align certain accounting principles under Canadian GAAP with SFAS No. 133, including hedge documentation and assessing hedge effectiveness.

The Company adopted the hedge accounting provisions in AcG-13 and SFAS No. 133 in respect of the commodity forward contracts it transacted beginning in July 2004. Under Canadian GAAP, the Company includes hedges which are unsettled at period end in current liabilities based on a marked to market calculation. Under SFAS No. 133 the marked to market amount for the unsettled hedges is included in other comprehensive income to the extent that they are effective. The ineffective portion is expensed. Details of hedge accounting is disclosed in notes 2(o) and 7 in the consolidated financial statements of the Company for the year ended December 31, 2006.

(3)	Income tax effect of adjustments

The income tax effect of U.S. GAAP adjustments was an addition to the future tax asset of $6,871,557 (2005 – reduction of $1,497,267) for the year ended December 31, 2006 due to an increase in the loss carry-forwards. A corresponding decrease in the valuation allowance was recorded. No income tax expense was recorded in the years ended December 31, 2006, 2005 and 2004 due to the tax holiday period in Papua New Guinea through five years after the refinery commences operations.
INTEROIL ANNUAL REPORT 2006      110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)

(4)	Stock based compensation

At January 1, 2004, the Company adopted the provisions of CICA 3870 in respect of the employee stock-based awards, which resulted in recognition of compensation expense for such awards under Canadian GAAP on a basis consistent with the fair value provisions of SFAS No. 123. As disclosed in note 2(t) to the consolidated financial statements, the Company retroactively applied the fair value method to all employee stock options granted on or after January 1, 2002, without restatement to prior years.

This is not consistent with the modified prospective transition method allowed for a voluntary change to the fair value method under FASB Statement No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”). The modified prospective method requires retroactive consideration of all employee stock awards granted, modified or settled on or after January 1, 1995. The Company did not adjusted for this GAAP difference as there were no options granted, modified or settled between January 1, 1995 and January 1, 2002 that would have materially impacted net income for the years ended December 31, 2005, 2004 and 2003.

The cumulative effect of this change in accounting principle of $737,650 was recorded to opening accumulated deficit under Canadian GAAP. This is required to be disclosed as a cumulative change in accounting principle in the statement of operations under U.S. GAAP.

(5)	Debt conversion expense

As disclosed in note 22 in the consolidated financial statements, 100% of the convertible debentures were converted before December 31, 2004. The Company issued an additional 180,000 shares to induce conversion before the end of the year. Under Canadian GAAP, the fair value of these shares was recorded as an increase in share capital of $6,976,800 with offsetting adjustments to retained earnings of $6,899,211 and a conversion expense of $77,589.

FASB Statement No. 84, “Induced Conversions of Convertible Debt” requires an expense to be recorded when convertible debt is converted under an inducement. The Company recognized the entire fair value of the inducement shares of $6,976,800 as a conversion expense under U.S. GAAP.

(6)	Indirect participation interest

As disclosed in note 18 in the consolidated financial statements, the Company entered into an indirect participation interest agreement in exchange for proceeds of $125,000,000. Under Canadian GAAP, this amount was apportioned between non financial liabilities and equity.

EITF 00-19 “Accounting for derivatives indexed to and potentially settled in a Company’s own stock” requires the conversion options to be treated as a current liability. As a result, the conversion options should be adjusted to their fair market value on the reporting date.

As such the Company has recognised a loss on the revaluation of conversion options totalling $19,755,017 (2005 – gain of $4,279,284) at December 31, 2006.

Under Canadian GAAP, the Company split $8,138,742 of transaction costs relating to the indirect participation interest agreement between the indirect participation interest liability ($6,364,523) and the conversion options ($1,774,219). Under US GAAP the full amount of $8,138,742 has been allocated to the indirect participation interest liability.

(7)	Non controlling interest

The non-controlling interest movements are the result of the US GAAP adjustments relating to the midstream operations described in points 1 to 4 above.
111      INTEROIL ANNUAL REPORT 2006

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
Acquisition of InterOil Products Limited (“IPL”)
The following summary unaudited pro forma condensed consolidated financial information for the twelve month periods ended December 31, 2004 and 2003 shows the estimated pro forma impact on the Company’s consolidated financial statements of the acquisition of IPL as of April 28, 2004. Refer to note 14 of the consolidated financial statements. This pro forma information is based on management’s current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The pro forma adjustments are based on currently available information and actual adjustments could differ materially from current estimates.
The pro forma information does not purport to represent what the financial position and results of operations would actually have been had the acquisition of IPL been consummated on the dates indicated or to project the financial position of any future date of operations of any future period.
The following pro forma statements of earnings for the years ended December 31, 2004 and 2003 give effect to the acquisition of IPL as if it had occurred on January 1, 2003.
(1)	Financial data for the year ended December 31, 2004 represents results for the period from January 1, 2004 to April 28, 2004, the effective date the Company gained control of IPL, and is derived from the unaudited management accounts of IPL. Financial data for the year ended December 31, 2003 represents the actual results for the year ended December 31, 2003.

(2)	The weighted average number of shares used in the earnings per share information is consistent with that used under Canadian GAAP for the respective periods.

(3)	The weighted average number of shares used in the earnings per share information is consistent with that used under U.S. GAAP for the respective periods.
Recent Accounting Pronouncements
Fair value measurements
In September 2006, the FASB issued FAS 157 which defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements.

Twelve months ended December 31, 2004	InterOil (audited)	IPL (1) (unaudited)	Pro forma (unaudited)

Sales and operating revenue — Canadian GAAP	70,644,486	27,317,000	97,961,486
Sales and operating revenue — US GAAP	121,974,268	27,317,000	149,291,268
Net profit/(loss) — Canadian GAAP	(52,939,881)	2,350,000	(50,589,881)
Net profit/(loss) — U.S. GAAP	(75,307,371)	2,350,000	(72,957,371)

Basic loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)
Diluted loss per share (cents per share)
Canadian GAAP (2)	(208)		(199)
U.S. GAAP (3)	(297)		(287)

Twelve months ended December 31, 2003	InterOil (audited)	IPL (1) (unaudited)	Pro forma (unaudited)

Sales and operating revenue — Canadian and U.S. GAAP	—	69,897,000	69,897,000
Net profit/(loss) — Canadian GAAP	(3,517,569)	6,474,000	2,956,431

Net profit — U.S. GAAP	4,435,965	6,474,000	10,909,965
Basic earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		14
U.S. GAAP (3)	20		49
Diluted earnings/(loss) per share (cents per share)
Canadian GAAP (2)	(15)		13
U.S. GAAP (3)	18		45

INTEROIL ANNUAL REPORT 2006      112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States dollars)
The standard is effective for fiscal years beginning after November 15, 2007 and all interim periods within those fiscal years. The Company does not expect that the application of FAS 157 will have a material impact on the financial statements.
Accounting for uncertainty in income taxes In June 2006, the FASB issued FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The standard is effective for fiscal years beginning after December 15, 2006. The Company does not expect that the application of FIN 48 will have a material impact on the financial statements.
Accounting for certain hybrid financial instruments In March 2006, the FASB issued FAS 155 which amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The standard is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect that the application of FAS 155 will have a material impact on the financial statements.
Accounting for registration payment arrangements In December 2006, the FASB issued a FASB Staff Position FSP EITF 00-19-2 which addresses an issuer’s accounting for registration payment arrangements. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in this FSP amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements.
The FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of this FSP. Effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years, for registration payment arrangements that were entered into prior to the issuance of this FSP. InterOil will adopt this standard effective for the fiscal year beginning January 1, 2007.
The adoption of this FSP from January 1, 2007 will result in the elimination of the GAAP difference between Canadian and US GAAP in relation to the treatment of the options included in the indirect participation interest (as disclosed in note 26 (6)). InterOil will fair value its options as at February 25, 2007 (when the Registration Rights agreement lapses) and a gain of $15,146,353 will realized which will reduce the loss of $19,755,017 recognized in 2006. Based on these adjustments there will exist a permanent GAAP difference amounting to $329,380 in the conversion options included under equity on account of the gains and losses realized on conversion options in 2005, 2006 and on February 25, 2007.
113      INTEROIL ANNUAL REPORT 2006

GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farmout A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for fulfilling contractually specified conditions. The farmout agreement often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, the well typically must be completed as a commercial producer to earn an assignment. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.
Feedstock Raw material used in a processing plant.
GAAP Generally accepted accounting principles.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel.
Acceptable first reference abbreviation. LNG is moved in tankers, not via pipelines. LNG, which is predominantly methane, artificially liquefied, is not to be confused with NGLs, natural gas liquids, heavier fractions which occur naturally as liquids. See also natural gas.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market To revalue futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.
PGK Currency of Papua New Guinea
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
INTEROIL ANNUAL REPORT 2006      114

NOTES
115      INTEROIL ANNUAL REPORT 2006

CORPORATE DIRECTORY
Directors
Phil E Mulacek
Christian M Vinson
Gaylen J Byker
Roger N Grundy
Donald R Hansen
Edward N Speal
Officers
Phil E Mulacek -
Chairman, Chief Executive
Officer, and President
Christian M Vinson -
Member of the Board,
Executive Vice President
Head of Corporate Development
and Government Affairs
Anesti Dermedgoglou -
Vice President Investor
and Public Relations
Peter Diezmann -
General Manager
Wholesale and Retail Distribution
Gerry Gilbert - General Manager
Exploration and Production
William J Jasper III – President
and Chief Operating Officer
Anthony Poon - General
Manager Supply and Trading
Collin Visaggio - Chief Financial
Officer
Stock Exchanges
Canada
Toronto Stock Exchange
3rd Floor, 130 King Street W
Toronto, ON M5X 1J2
Telephone 1 416 947 4670
www.tsx.com
United States
American Stock Exchange
86 Trinity Place
New York, NY 10006
Telephone 1 212 306 1000
www.amex.com
Papua New Guinea
Port Moresby Stock Exchange
Limited
Defens Haus, 4th Floor
Port Moresby, NCD Papua New
Guinea
Telephone 675 320 1980
www.pomsox.com.pg
Legal
Canada
Bennett Jones LLP
45 Bankers Hall East
855 2nd Street SW
Calgary, AB T2P 4K7
Telephone 1 403 298 3100
Australia and Papua
New Guinea
Gadens Lawyers
77 Castlereagh Street
Sydney, NSW 2000 Australia
Telephone 61 2 9931 4999
United States
Haynes and Boone, LLP
Attorneys and Counselors
901 Main Street, Suite 3100
Dallas, TX 75202-3789
Telephone 1 214 651 5000
Bankers
Canada
Canadian Imperial Bank of
Commerce
Commerce Court
Toronto, ON M5L 1A2
Telephone 1 416 980 2211
United States
Wells Fargo Bank TX NA
1500 Broadway
Lubbock, TX 79401 USA
Telephone 1 806 767 7418
Papua New Guinea
Australian and New Zealand
Bank
Defens Haus, 3rd Floor
Port Moresby, NCD Papua New
Guinea
Telephone 675 322 3333
Web
www.interoil.com
Auditors
Pricewaterhouse Coopers
2 Southbank Boulevard
Southbank, VIC 3006
DX 77 Melbourne, Australia
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Share Registrars
Canada
Computershare
100 University Avenue
Toronto, ON M5J 2Y1
Telephone 1 416 981 9500
Facsimile 1 416 981 9800
Operational Office
Locations
Cairns
Level 1, 60-92 Cook Street
Portsmith, QLD 4870 Australia
Telephone 61 7 4046 4600
Facsimile 61 7 4031 4565
Houston
25025 I-45 North, Suite 420
The Woodlands, TX 77380 USA
Telephone 1 281 292 1800
Facsimile 1 281 292 0888
Port Moresby
Defens Haus, 6th Floor
Corner Champion Parade and
Hunter Street
Port Moresby, NCD Papua
New Guinea
Telephone 675 303 5100
Facsimile 675 303 5188
Registered Office
Location
Canada
c/o Stewart McKelvey Stirling
Scales
Suite 1000, Brunswick House
10th Floor, 44 Chipman Hill
Saint John, NB E2L 4S6
Telephone 1 506 632 1970
Email
investor.relations@interoil.com
INTEROIL ANNUAL REPORT 2006      116

INTEROIL ANNUAL REPORT 2006

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